Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 6473 3122
Fax (65) 6475 7088
www.jcclgroup.com

16 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

By Courier

Dear Sir /Madam

Re: Exemption No. 82-3163
Issuer: Jardine Cycle & Carriage Limited
(formerly known as Cycle & Carriage Limited)

The attached materials are being furnished to the Securities and Exchange Commission pursuant to exemption No. 82-3163 granted to Jardine Cycle & Carriage Limited (formerly known as Cycle & Carriage Limited) under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned (@ Tel: 65-64708108/Fax: 65-64757088) if you have any questions.

For and on behalf of
Jardine Cycle Carriage Limited

HO YENG TAT
Group Company Secretary

Encl.

RECORD OF ANNOUNCEMENTS RELEASED (YEAR 2003)
FILE 6 (1 June 2004 till present)

No.	Date	Description
237	01-Jun-04	Notice of Change in Percentage Level of Substantial Shareholder's Interest (EPF)
238	04-Jun-04	Notice of Change of Director's Interest (Philip Eng)
239	04-Jun-04	Jardine Cycle & Carriage increases shareholdings in PT Astra International Tbk
240	07-Jun-04	Jardine Cycle & Carriage increases shareholdings in PT Astra International Tbk
241	09-Jun-04	Jardine Cycle & Carriage increases shareholdings in PT Astra International Tbk
242	11-Jun-04	Notice of Change of Director's Interest (Philip Eng)
243	18-Jun-04	Notice of Change of Director's Interest (Philip Eng)
244	21-Jun-04	Notice of Change in Percentage Level of Substantial Shareholder's Interest (JSH)
245	23-Jun-04	Notice of Change in Percentage Level of Substantial Shareholder's Interest (JSS)
246	05-Jul-04	Jardine Cycle & Carriage Limited Scrip Dividend Scheme - Allotment & Issue of Shares
247	07-Jul-04	Notice of Change of Director's Interest (Philip Eng)
248	14-Jul-04	Cycle & Carriage extends exclusive dealership of Mercedes-Benz vehicles
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MASNET No. 83 OF 14.07.2004
Announcement No. 83

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Cycle & Carriage Extends Exclusive Dealership of Mercedes-Benz Vehicles

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that its subsidiary, Cycle & Carriage Industries Pte. Limited ("CCI"), has today entered into a dealer agreement with DaimlerChrysler South East Asia Pte. Ltd, the distributor of Mercedes-Benz vehicles in Singapore. This dealer agreement extends CCI's exclusive dealership of Mercedes-Benz vehicles in Singapore until end 2010 and continues indefinitely after 2010 unless terminated by the parties.

As part of the dealer agreement and CCI's commitment to the Mercedes-Benz brand, CCI will be building a new flagship store dedicated exclusively to its Mercedes-Benz customers. The store will be a one-stop centre with a showroom for passenger cars and commercial vehicles and will offer other related services like used car, finance and insurance. CCI has signed a sale and purchase agreement to acquire a site along Alexandra Road at the cost of S$15.5 million and expects to spend some S$20 million to develop the site into a showroom cum service centre with offices and ancillary facilities, subject to the approval of the authorities.

CCI will also renovate its existing facility at Pandan Loop to create an after-sales centre of competence dedicated exclusively to its Mercedes-Benz customers.

The flagship store and centre of competence are expected to be ready in early 2006.

The transactions mentioned above are not expected to have any significant material impact on the net assets and earnings per share of the JC&C Group for the current financial year ending 31 December 2004.

The JC&C Group will have long term and positive benefits from the continuation of its strong partnership with DaimlerChrysler AG. JC&C has deep local knowledge of the market and enjoys the goodwill of a large and long-established customer base. This combined with the power of DaimlerChrysler AG's Mercedes-Benz global brand will underscore our premier position in this important segment of the Singapore market.

None of the directors or substantial shareholders of JC&C has any interest, direct or indirect, in the transactions mentioned in this announcement.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/07/2004 to the SGX

MASNET No. 84 OF 07.07.2004
Announcement No. 104

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	05/07/2004
2. Name of Substantial Shareholder:	Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	07/07/2004
2. Name of Registered Holder:	The Central Depository (Pte) Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Scrip Dividend

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	200,333
As a percentage of issued share capital:	0.06
No. of shares which are the subject of this notice:	2,037
As a percentage of issued share capital:	0.0006
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held after the change:	202,370
As a percentage of issued share capital:	0.061

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. **Holdings of Substantial Shareholder, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:	200,333	
As a percentage of issued share capital:	0.06	
No. of shares held after the change:	202,370	
As a percentage of issued share capital:	0.061	

Note:

No. of options before the change : 220,000

No. of options after the change : 220,000

Submitted by Ho Yeng Tat, Group Company Secretary on 07/07/2004 to the SGX

MASNET No. 70 OF 05.07.2004
Announcement No. 70

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ALLOTMENT & ISSUE OF SHARES

Jardine Cycle & Carriage Limited (the "**Company**") is pleased to announce that 3,277,293 ordinary shares of S$1.00 each in the Company ("**New Shares**") have been allotted and issued to the eligible members of the Company ("**Members**") who have elected to participate ("**Participating Members**") in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") in respect of the final dividend of US$0.07 per ordinary share less 20% Singapore income tax for the financial year ended 31 December 2003 (the "**Final Dividend**"). The issue price of S$6.33 for each New Share, being the average of the last dealt prices of the Company's shares for each of the market days from 12 May 2004 to 14 May 2004, was determined in accordance with Clause 4.9 of the Scheme.

The New Shares were allotted and issued on 5 July 2004 to The Central Depository (Pte) Limited ("**CDP**") (for credit of to the Securities Accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares. The New Shares will rank *pari passu* in all respects with the existing ordinary shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up ordinary shares of the Company has increased to 332,078,577 ordinary shares of S$1.00 each.

Members who did not elect to participate in the Scheme or who cancelled their permanent election to participate in the Scheme, will be paid the Final Dividend in cash on or about 5 July 2004.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/07/2004 to the SGX

MASNET No. 65 OF 23.06.2004
Announcement No. 65

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. **Date of notice to issuer:** 23/06/2004

2. **Name of Substantial Shareholder:** Jardine Strategic Singapore Pte Ltd

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:**

2. **Name of Registered Holder:**

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: **As a percentage of issued share capital:**	

PART III

1. **Date of change of interest:** 21/06/2004

2. **The change in the percentage level:** From 50.9993% to 51.04%

3. **Circumstance(s) giving rise to the interest or change in interest:** Open market purchase

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

Series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	167,678,818	0
As a percentage of issued share capital:	50.9993	0
No. of shares held after the change:	167,804,818	0
As a percentage of issued share capital:	51.04	0

Following the acquisition by Jardine Strategic Singapore Pte Ltd ("JSS") of 126,000 shares in the issued share capital of Jardine Cycle & Carriage Limited ("JC&C") on 21 June 2004, JSS held a total of 167,804,818 JC&C shares as at 21 June 2004.

Submitted by Ho Yeng Tat, Group Company Secretary on 23/06/2004 to the SGX

MASNET No. 64 OF 21.06.2004
Announcement No. 64

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 21/06/2004

2. Name of Substantial Shareholder:
JSH Asian Holdings Limited
Jardine Strategic Holdings Limited
JMH Investments Limited
Jardine Matheson Holdings Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest: 18/06/2004

2. The change in the percentage level: From 56.96% to 57.04%

3. Circumstance(s) giving rise to the interest or change in interest: Open market purchase

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

Series of transactions

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	187,288,808
As a percentage of issued share capital:	0	56.96
No. of shares held after the change:	0	187,523,808
As a percentage of issued share capital:	0	57.04

Following the acquisition by Jardine Strategic Singapore Pte Limited ("JSS") of 235,000 shares in the issued share capital of Jardine Cycle & Carriage Limited ("JC&C") on 18th June 2004, JSS held a total 167,678,818 JC&C shares as at 18th June 2004.

By way of direct/indirect substantial shareholding interest in JSS, JSH Asian Holdings Limited ("JSH Asian"), Jardine Strategic Holdings Limited ("JSH"), JMH Investments Limited ("JMHI") and Jardine Matheson Holdings Limited ("JMH") were deemed to be interested in JSS's interest in JC&C as set out above.

In addition, by way of direct/indirect substantial shareholding interest in Jardine Strategic Malaysian Investments Pte Limited ("JSMI"), JSH Asian, JSH, JMHI and JMH were also deemed to be interested in 19,844,990 JC&C shares in which JSMI had an interest as at 18th June 2004.

Accordingly, JSH Asian, JSH, JMHI and JMH were deemed to be interested in a total of 187,523,808 JC&C shares, representing approximately 57.04% of the issued share capital of JC&C as at 18th June 2004.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/06/2004 to the SGX

MASNET No. 64 OF 18.06.2004
Announcement No. 67

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 18/06/2004

2. Name of Director: Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 17/06/2004

2. Name of Registered Holder: The Central Depository (Pte) Ltd

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	80,333
As a percentage of issued share capital:	0.024
No. of shares which are the subject of this notice:	120,000
As a percentage of issued share capital:	0.037
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.927
No. of shares held after the change:	200,333
As a percentage of issued share capital:	0.061

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	80,333	
As a percentage of issued share capital:	0.024	
No. of shares held after the change:	200,333	
As a percentage of issued share capital:	0.061	

NOTE:

No. of options before the change: 340,000

No. of options after the change: 220,000

Submitted by Ho Yeng Tat, Group Company Secretary on 18/06/2004 to the SGX

MASNET No. 41 OF 11.06.2004
Announcement No. 46

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	11/06/2004
2. Name of Director:	Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	10/06/2004
2. Name of Registered Holder:	The Central Depository (Pte) Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	138,333
As a percentage of issued share capital:	0.042
No. of shares which are the subject of this notice:	58,000
As a percentage of issued share capital:	0.018
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$6.51897
No. of shares held after the change:	80,333
As a percentage of issued share capital:	0.024

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	138,333	
As a percentage of issued share capital:	0.042	
No. of shares held after the change:	80,333	
As a percentage of issued share capital:	0.024	

NOTE:
No. of options before the change: 340,000
No. of options after the change: 340,000

Submitted by Ho Yeng Tat, Group Company Secretary on 11/06/2004 to the SGX

MASNET No. 51 OF 09.06.2004
Announcement No. 58

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 7,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,600 per share for a total consideration of about IDR39.2 billion (approximately US$4.22 million).

The additional shares increased JC&C's shareholding in Astra from 41.76% to 41.94%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/06/2004 to the SGX

MASNET No. 67 OF 07.06.2004
Announcement No. 76

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 10,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,552 per share for a total consideration of about IDR55.5 billion (approximately US$5.96 million).

The additional shares increased JC&C's shareholding in Astra from 41.52% to 41.76%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/06/2004 to the SGX

MASNET No. 63 OF 04.06.2004
Announcement No. 63

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 28,000,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,368 per share for a total consideration of about IDR150.3 billion (approximately US$15.9 million).

The additional shares increased JC&C's shareholding in Astra from 40.84% to 41.52%.

None of the substantial shareholders or directors of JC&C have any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/06/2004 to the SGX

MASNET No. 42 OF 04.06.2004
Announcement No. 42

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 04/06/2004

2. Name of Director: Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 04/06/2004

2. Name of Registered Holder: The Central Depository (Pte) Ltd

3. Circumstance(s) giving rise to the interest or change in interest: *Sales in open market at own discretion*

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	183,333
As a percentage of issued share capital:	0.056
No. of shares which are the subject of this notice:	45,000
As a percentage of issued share capital:	0.014
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$6.50
No. of shares held after the change:	138,333
As a percentage of issued share capital:	0.042

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	183,333	
As a percentage of issued share capital:	0.056	
No. of shares held after the change:	138,333	
As a percentage of issued share capital:	0.042	

NOTE:

No. of options before the change	:	340,000
No. of options after the change	:	340,000

Submitted by Ho Yeng Tat, Group Company Secretary on 04/06/2004 to the SGX

MASNET No. 89 OF 01.06.2004
Announcement No. 89

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 01/06/2004

2. Name of Substantial Shareholder: Employees Provident Fund Board of Malaysia

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of issued share capital:	

PART III

1. Date of change of interest: 23/04/2004

2. The change in the percentage level: From 9.28% to 8.07%

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

A series of transactions

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	29,955,426	
As a percentage of issued share capital:	9.28	
No. of shares held after the change:	26,215,426	
As a percentage of issued share capital:	8.07	

All percentages reflected are as notified by substantial shareholder to the Company.

Submitted by Ho Yeng Tat, Group Company Secretary on 01/06/2004 to the SGX

RECORD OF ANNOUNCEMENTS RELEASED (YEAR 2003)
FILE 5 (18 November 2003 till 31 May 2004)

No.	Date	Description
208	01-Apr-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
209	13-Apr-04	Termination of American Depositary Receipt Facility
210	14-Apr-04	Notice of Annual General Meeting
211	29-Apr-04	35th Annual General Meeting
212	29-Apr-04	[1] Application of JC&C scrip dividend scheme to final dividend of US$0.07/share less 20% tax for FYE 31/12/2003 [II] Currency elective to receive final dividend in cash in Singapore dollars [III] Final Dividend - Books Closure
213	30-Apr-04	Appointment of director: Datuk Azlan bin Mohd Zainol
214	30-Apr-04	First quarter 2004 consolidated financial statements of PT Astra International Tbk
215	07-May-04	Sale of New Zealand interests
216	07-May-04	JC&C to acquire additional 12.3% stake in associate, Cycle & Carriage Bintang Berhad
217	10-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
218	11-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
219	12-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
220	12-May-04	First quarter 2004 report of Cycle & Carriage Bintang Berhad
221	13-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
222	13-May-04	First quarter 2004 report of Jardine Cycle & Carriage Limited
223	17-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
224	17-May-04	Jardine Cycle & Carriage Limited Scrip Dividend Scheme - Issue price of new shares
225	18-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
226	19-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
227	19-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
228	21-May-04	Notice of Change of Director's Interest (Philip Eng)
229	21-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
230	24-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
231	25-May-04	Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk
232	26-May-04	JC&C Scrip Dividend Scheme - Despatch of (1) Scrip Election Notices (2) S$ Currency Election Notices
233	27-May-04	PT Astra International Tbk's Announcement of Final Dividend 2003
234	28-May-04	Notice of Change of Director's Interest (Philip Eng)
235	28-May-04	Jardine Cycle & Carriage Limited Scrip Dividend Scheme (M&C Services Address)
236	31-May-04	(1) Proposed Sale of Wisma Cyclecarri (2) Completion of Sale of Menara Weld

MASNET No. 72 OF 31.05.2004
Announcement No. 79

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

(1) Proposed Sale of Malaysian Property, Wisma Cyclecarri, by CCL (Cyclecarri) Properties Sdn Bhd
(2) Completion of the Sale of Menara Weld

(1) Proposed Sale of Malaysian Property, Wisma Cyclecarri, by CCL (Cyclecarri) Properties Sdn Bhd

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that its subsidiary, CCL (Cyclecarri) Properties Sdn Berhad ("CCL Cyclecarri") had on 29 May 2004 entered into a Sale & Purchase Agreement with EON Bank Berhad ("EON Bank") for the sale to EON Bank of its property at No. 288 Jalan Raja Laut, Kuala Lumpur (the "Sale").

The property (the "Property") which is the subject of the Sale comprises a freehold plot with a land area of 60,988 sq feet, together with the building erected thereon known as "Wisma Cyclecarri", comprising a 28-storey commercial/office complex with a 3-storey podium and 6 levels of car park.

The cash consideration for the Sale of RM140 million (US$36.8 million) was arrived at on a willing buyer and willing seller basis. A sum of RM14 million (US$3.7 million) representing 10% of the consideration for the Sale has been received, and the balance 90% is payable upon legal completion of the Sale.

The Sale is subject to and conditional upon the approvals of the Foreign Investment Committee and Bank Negara Malaysia for the acquisition by EON Bank of the Property and the approval of the shareholders of EON Capital Berhad, EON Bank's holding company, and if applicable, the shareholders of Edaran Otomobil Nasional Berhad. In addition, the sale of the Property is subject to the fulfilment of the conditions set out in the sale and purchase agreement entered into on 29 May 2004 for the sale by EON Bank of its property, Oriental Bank Building in Kuala Lumpur, to Century Gardens Sdn Bhd ("Century Gardens"), entered into on 29 May 2004 for RM35 million (US$9.2 million). Subject as aforesaid, completion of the Sale is expected to take place by the end of 2004.

CCL Cyclecarri is a wholly-owned subsidiary of CCL Group Properties Sdn Bhd in which JC&C has a 78.7% effective interest. Century Gardens is a subsidiary of MCL Land Limited ("MCL") with MCL holding 70% interest in Century Gardens. MCL is a subsidiary of JC&C with JC&C holding 65.6% interest in MCL.

Had the Sale taken place on 31 December 2003, it would not have had a material impact on JC&C Group's net assets and earnings per share for the year ended 31 December 2003.

MASNET No. 55 OF 28.05.2004
Announcement No. 55

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME

We refer to the announcement made on 26 May 2004. The Share Registrar of the Company, M & C Services Private Limited, can be contacted at the following address which supersedes the address stated in the 26 May announcement:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

Submitted by Ho Yeng Tat, Group Company Secretary on 28/05/2004 to the SGX

MASNET No. 36 OF 28.05.2004
Announcement No. 36

Jardine Cycle & Carriage **JARDINE CYCLE & CARRIAGE LIMITED**

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	28/05/2004
2. Name of Director:	Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	27/05/2004
2. Name of Registered Holder:	The Central Depository (Pte) Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	63,333
As a percentage of issued share capital:	0.019
No. of shares which are the subject of this notice:	120,000
As a percentage of issued share capital:	0.036
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.907
No. of shares held after the change:	183,333
As a percentage of issued share capital:	0.056

MASNET No. 13 OF 27.05.2004
Announcement No. 13

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

PT Astra International Tbk's Announcement of Final Dividend 2003

Jardine Cycle & Carriage wishes to inform that its associated company, PT Astra International Tbk, has announced today, following its Annual General Meeting, a final dividend of Rp 170 per share which will be paid on 14 July 2004. This final dividend, together with the interim dividend of Rp 50 per share paid in December 2003, makes a total dividend payment of Rp 220 per share for the year 2003.

Submitted by Ho Yeng Tat, Group Company Secretary on 27/05/2004 to the SGX

MASNET No. 83 OF 26.05.2004
Announcement No. 86

Jardine Cycle & Carriage **JARDINE CYCLE & CARRIAGE LIMITED**

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - DESPATCH OF: (I) SCRIP ELECTION NOTICES (II) S$ CURRENCY ELECTION NOTICES

On 29 April 2004, Jardine Cycle & Carriage Limited (the "**Company**") announced the application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") to the final dividend of US$0.07 per share of S$1.00 each less 20% Singapore income tax for the financial year ended 31 December 2003 (the "**Final Dividend**") and the books closure date for determining shareholders' entitlements to the Final Dividend.

On 17 May 2004, the Company announced that the issue price of the fully paid new shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is S$6.33 for each new share. For calculating the S$ amount of the Final Dividend declared, an exchange rate of US$1.00 to S$1.7268 prevailing on 14 May 2004 was used (ie. US$0.07 per share = S$0.1209 per share).

Participation/Non-participation in the Scheme

The Company wishes to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5:00 p.m. on 14 May 2004 (being the last registration date in respect of the Final Dividend), to whom the Scheme has been made available ("**Members**").

Each Election Notice contains a scrip elective for use by eligible Members electing to participate in the Scheme, and a currency elective for use by eligible Members not electing for scrip and wishing to receive the Final Dividend in cash in S$ (instead of in US$).

Eligible Members who wish to elect to participate in the Scheme, or who wish to receive the Final Dividend in S$ cash, must return the Notice of Election with the appropriate section duly completed and signed, to the Company's Share Registrar, M &C Services Private Limited ("**Share Registrar**"), or The Central Depository (Pte) Limited ("**CDP**"), as the case may be, at their respective addresses set out below, by the close of business on 16 June 2004. In the absence of an election, eligible Members will receive the Final Dividend in US$.

Notices of Election (whether for participation in the Scheme, or opting for the currency election or otherwise) received after the close of business on 16 June 2004 will not be effective.

Eligible Members wishing to receive the final dividend in US$ cash need not take any action.

Members Who Have Previously Made a Permanent Election

Notification in the form of Scrip Dividend Entitlement Advices have also been despatched today to members who have previously made permanent elections to participate in the Scheme in respect of all applicable dividends ("**Permanent Electors**").

Each Scrip Dividend Entitlement Advice also contains a Notice of Cancellation and S$ Currency Election. Permanent Electors who wish to cancel their permanent election to participate in the Scheme from and including this Final Dividend, and elect to receive cash instead, must return the Scrip Dividend Entitlement Advices with the Notice of Cancellation cum S$ Currency Election section duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by the close of business on 16 June 2004.

Notices of Cancellation cum S$ Currency Election received after the close of business on 16 June 2004 will not be effective.

Permanent Electors who wish to continue receiving scrip need not take any action.

Members with Small Holdings of Shares

Shareholders to whom the Scheme is not available, being shareholders (including Permanent Electors) who hold 32 shares or less in the Company, will receive the Final Dividend in cash in US$ unless they elect to receive it in S$.

Permanent Electors wishing to receive the Final Dividend in S$ cash must return the Scrip Dividend Entitlement Advice with the S$ Currency Election section duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by the close of business on 16 June 2004. In the absence of an election, such shareholders will receive the Final Dividend in US$.

Non-Permanent Electors wishing to receive the Final Dividend in S$ cash must return the Notice of Election with the S$ Currency Election section duly completed and signed, to the Share Registrar or CDP, as the case may be, at their respective addresses set out below, by the close of business on 16 June 2004. In the absence of an election, such shareholders will receive the Final Dividend in US$.

Notices of Election or Scrip Dividend Entitlement Advices received after the close of business on 16 June 2004 will not be effective.

Shareholders wishing to receive the cash dividend in US$ need not take any action.

Overseas Members

Shareholders to whom the Scheme is not available, being overseas shareholders who have not provided registered addresses in Singapore, will receive the Final Dividend in cash in US$ unless they elect to receive it in S$.

The Company is pleased to announce that S$ Currency Election Notices have been despatched today to them. Such shareholders wishing to receive the Final Dividend in S$ cash must return the S$ *Currency Election Notices, duly completed and signed, to the Share Registrar or CDP, as the case may* be, at their respective addresses set out below, by the close of business on 16 June 2004. In the absence of an election, such shareholders will receive the Final Dividend in US$.

S$ Currency Election Notices received after the close of business on 16 June 2004 will not be effective.

Shareholders wishing to receive the cash dividend in US$ need not take any action.

Other Information

The Final Dividend will be paid on or about 5 July 2004.

Members who have not received their Notices of Election, Scrip Dividend Entitlement Advice or S$ Currency Election Notice by 1 June 2004 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

M & C Services Private Limited
138 Cross Street #17-00
The Corporate Office
Singapore 068906

The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

Submitted by Ho Yeng Tat, Group Company Secretary on 26/05/2004 to the SGX

MASNET No. 73 OF 25.05.2004
Announcement No. 73

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 5,257,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,771 per share for a total consideration of about IDR30.3 billion (approximately US$3.3 million).

The additional shares increased JC&C's shareholding in Astra from 40.71% to 40.84%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/05/2004 to the SGX

MASNET No. 59 OF 24.05.2004
Announcement No. 73

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 2,637,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,789 per share for a total consideration of about IDR15.3 billion (approximately US$1.7 million).

The additional shares increased JC&C's shareholding in Astra from 40.64% to 40.71%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 24/05/2004 to the SGX

MASNET No. 76 OF 21.05.2004
Announcement No. 76

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 10,057,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,800 per share for a total consideration of about IDR58.3 billion (approximately US$6.4 million).

The additional shares increased JC&C's shareholding in Astra from 40.39% to 40.64%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/05/2004 to the SGX

MASNET No. 52 OF 21.05.2004
Announcement No. 52

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Change of Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	21/05/2004
2. Name of Director:	Philip Eng Heng Nee

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	20/05/2004
2. Name of Registered Holder:	The Central Depository (Pte) Ltd
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	133,333
As a percentage of issued share capital:	0.041
No. of shares which are the subject of this notice:	70,000
As a percentage of issued share capital:	0.021
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$6.50
No. of shares held after the change:	63,333
As a percentage of issued share capital:	0.019

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	133,333	
As a percentage of issued share capital:	0.041	
No. of shares held after the change:	63,333	
As a percentage of issued share capital:	0.019	

NOTE:

No. of options before the change : 460,000
No. of options after the change : 460,000

Submitted by Ho Yeng Tat, Group Company Secretary on 21/05/2004 to the SGX

MASNET No. 87 OF 19.05.2004
Announcement No. 87

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today purchased from the market 8,748,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,696 per share for a total consideration of about IDR49.8 billion (approximately US$5.5 million).

The additional shares increased JC&C's shareholding in Astra from 40.18% to 40.39%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 19/05/2004 to the SGX

MASNET No. 10 OF 19.05.2004
Announcement No. 10

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 18 May 2004 purchased from the market 13,300,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,437 per share for a total consideration of about IDR72.3 billion (approximately US$8.0 million).

The additional shares increased JC&C's shareholding in Astra from 39.85% to 40.18%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 19/05/2004 to the SGX

MASNET No. 17 OF 18.05.2004
Announcement No. 17

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 17 May 2004 purchased from the market 3,214,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,239 per share for a total consideration of about IDR16.8 billion (approximately US$1.9 million).

The additional shares increased JC&C's shareholding in Astra from 39.77% to 39.85%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 18/05/2004 to the SGX

MASNET No. 101 OF 17.05.2004
Announcement No. 101

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ISSUE PRICE OF NEW SHARES

On 29 April 2004, the Directors of Jardine Cycle & Carriage Limited (the "**Company**") announced the application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") to the final dividend of US$0.07per share of S$1.00 each less 20% Singapore income tax for the financial year ended 31 December 2003 (the "**Final Dividend**") and the books closure date for determining shareholders' entitlements to the Final Dividend.

The Directors of the Company wish to inform that for the purposes of the application of the Scheme to the Final Dividend, the issue price of the fully paid new shares of S$1.00 each in the capital of the Company ("**New Shares**") to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is S$6.33 for each New Share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Final Dividend and ending on 14 May 2004 (being the Books Closure Date for the Final Dividend). For calculating the S$ amount of the Final Dividend declared, an exchange rate of US$1.00 to S$1.7268 prevailing on 14 May 2004 was used (or, US$0.07 per share = S$0.1209 per share).

Members not participating in the Scheme will receive the Final Dividend in cash. They will have the option to receive the Final Dividend in Singapore Dollars (S$) instead of in US$.

The Final Dividend will be paid on or about 5 July 2004.

Notices of election (for the scrip alternative and the S$ currency elective) with respect to the Final Dividend, will be despatched to members on 26 May 2004.

A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/05/2004 to the SGX

MASNET No. 21 OF 17.05.2004
Announcement No. 21

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 14 May 2004 purchased from the market 16,786,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,734 per share for a total consideration of about IDR96.3 billion (approximately US$10.7 million).

The additional shares increased JC&C's shareholding in Astra from 39.35% to 39.77%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/05/2004 to the SGX

MASNET No. 24 OF 13.05.2004
Announcement No. 24

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

First Quarter 2004 Results Announcement

We append below Jardine Cycle & Carriage Limited's First Quarter 2004 results announcement.

JC&C-1Q2004 results (attachment).ı

Submitted by Ho Yeng Tat, Group Company Secretary on 13/05/2004 to the SGX

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 6473 3122
Fax (65) 6475 7088
www.jcclgroup.com

13 May 2004

JARDINE CYCLE & CARRIAGE LIMITED
FIRST QUARTER 2004 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Strong profit growth in first quarter
- Shareholding in Astra increased to 38%
- Astra achieves important milestone in debt repayment
- A 34% stake acquired in Tunas Ridean

"The strong growth of the first quarter is expected to slow down, although the outlook for the year is expected to remain satisfactory."

Anthony Nightingale, *Chairman*
13 May 2004

Group Results

	Three months ended 31 March				
	2004 US$m	2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**392**	361	*8*	**664**	*5*
Profit after tax	**66**	50	*33*	**112**	*30*
Underlying profit attributable to shareholders	**59**	35	*67*	**100**	*62*
Profit attributable to shareholders	**62**	47	*31*	**104**	*27*
	US¢	US¢		**S¢**	
Underlying earnings per share	**17.9**	13.3	*35*	**30.4**	*31*
Earnings per share	**18.7**	17.7	*6*	**31.8**	*3*
	At 31.3.04 US$m	**At 31.12.03** US$m		**At 31.3.04 S$m**	
Shareholders' funds	**1,059.5**	992.9	*7*	**1,779.1**	*5*
	US$	US$		**S$**	
Net asset value per share	**3.23**	3.02	*7*	**5.42**	*5*

The exchange rate of US$1=S$1.6792 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6955 (31.3.2003: US$1=S$1.7443) was used for translating the results for the period.

The results for the three months ended 31 March 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The unaudited financial results for the period ended 31 March 2003 have been restated to comply with IFRS. These results were not audited nor reviewed by the Auditors.

The financial results for the year ended 31 December 2003 were audited in accordance with the Singapore Auditing Standards.

CHAIRMAN'S STATEMENT

Stable or improving economies in most of the markets in which the Group operates, contributed to improved profit performance. Progress continued to be made on restructuring the Group and improving Astra's debt position.

Performance

The Group's trading profit after tax and minority interests for the first quarter grew by 96% to US$61 million as compared to the corresponding period of the previous year, notwithstanding the lack of Astra's Toyota manufacturing contribution. Underlying net profit increased by 67% to US$59 million, with the lower growth arising from a non repeat of some of the favourable items from the previous year. Underlying earnings per share increased by a smaller percentage of 35% to US¢17.9 due to the increase in number of shares issued as a result of the rights issue in September 2003. Net profit increased by 31% to US$62 million.

Good consumer demand and economic stability enabled Astra to increase its contribution to underlying profit by 60% to US$43 million. Astra's sales of motorcycles and motorcars were strong with good market acceptance of the new, lower priced Toyota Avanza and Daihatsu Xenia. Improved yields and prices for palm oil and an increased contribution from consumer finance activities also supported earnings.

Underlying profit for the motor vehicle operations increased by 77% to US$11 million, enhanced by the elimination of the distribution losses in Australia. Singapore and New Zealand performed satisfactorily, but Malaysia recorded a decline compared with the prior year which had benefited from the distribution margin on brought forward Mercedes-Benz stock following the change in distribution arrangements on 1 January 2003.

The underlying contribution from property grew by 55% to US$7 million with good contributions from The Warren and Rio Vista.

Jardine Cycle & Carriage's consolidated net debt at US$203 million at the end of March was similar to the level at the end of 2003.

The Board does not propose to declare an interim dividend for the three months ended 31 March 2004 (31 March 2003: Nil).

Developments

The Group's shareholding in Astra was increased during the quarter from 37% at the year end to 38% at a cost of US$33 million.

In March 2004, the Company acquired a 34% stake in PT Tunas Ridean in Indonesia for US$20 million, and the sale of Jardine Cycle & Carriage's 70% stake in Cycle & Carriage (Malaysia) for US$8 million to Cycle & Carriage Bintang Bhd was finalised.

March 2004 was also an active month for Astra in regard to its debt. Astra obtained debt release, which removes several cash restrictions and will allow it to pay dividends. Agreement was also reached by Astra's listed affiliate, United Tractors, with the majority of its creditors to restructure its debt. This paves the way for a US$75 million rights issue by United Tractors with the bulk of the proceeds to be used for debt buyback.

On 7 May 2004, the Company announced that it had entered into agreements with Sime Singapore Limited to sell all its wholly owned subsidiaries in New Zealand for approximately NZ$85 million (US$54 million). The sale is in line with the Group's strategy of divesting its businesses in Australia and New Zealand and focusing on its automotive business in Southeast Asia. The sale is conditional on, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the companies' motor franchises.

The Company also announced that it had entered into an agreement with J.I. Motor Holdings B.V. which is ultimately owned by Jardine Matheson Holdings Limited, to purchase its 12% interest in Cycle & Carriage Bintang ("CCB") for RM42 million (approximately US$11 million). CCB will become a subsidiary of the Company and its interest will be increased from 47% presently to 59%. The purchase is conditional on the approval of the Foreign Investment Committee and the confirmation of the Securities Commission of Malaysia that a mandatory general offer for the remaining shares of CCB need not be made by the Company.

Prospects

The strong growth of the first quarter is expected to slow down, although the outlook for the year is expected to remain satisfactory.

Anthony Nightingale
Chairman
13 May 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account for the three months ended 31 March

	Note	2004 US$m	2003 US$m	*Change %*
<u>**Continuing operations**</u>				
Revenue		**346.0**	321.3	*8*
Cost of sales		**(300.9)**	(286.0)	*5*
Gross profit		**45.1**	35.3	*28*
Other operating income		**3.2**	1.8	*78*
Selling and distribution expenses		**(17.1)**	(19.7)	*-13*
Administrative expenses		**(10.2)**	(8.4)	*21*
Other operating expenses		**0.7**	1.8	*-61*
Operating profit		**21.7**	10.8	*101*
Net financing charges		**(0.3)**	(3.2)	*- 91*
Share of associates' and joint ventures' results		**47.1**	43.5	*8*
Profit before tax		**68.5**	51.1	*34*
Tax		**(4.4)**	(3.0)	*47*
Profit after tax from continuing operations		**64.1**	48.1	*33*
<u>**Discontinuing operations**</u>				
Profit before tax	9	**3.1**	2.3	*35*
Tax	9	**(1.0)**	(0.8)	*25*
Profit after tax from discontinuing operations	9	**2.1**	1.5	*40*
Profit after tax for the period		**66.2**	49.6	*33*
Profit attributable to:				
Shareholders		**61.5**	47.0	*31*
Minority interests		**4.7**	2.6	*81*
		66.2	49.6	*33*
		US¢	US¢	
Earnings per share:				
- basic	6	**18.7**	17.7	*6*
- fully diluted	6	**18.7**	17.7	*6*

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 31.3.04 US$m	At 31.12.03 US$m
Non-current assets			
Property, plant and equipment		65.6	70.8
Investment properties		230.7	231.8
Leasehold land payments		15.2	15.4
Interests in associates and joint ventures		665.3	583.1
Deferred tax assets		3.7	1.9
Non-current investments		23.6	23.8
Other non-current assets		1.0	1.2
Negative goodwill		-	(14.1)
		1,005.1	913.9
Current assets			
Development properties for sale		344.2	339.6
Stocks		106.4	177.6
Debtors		167.4	171.9
Current tax assets		1.9	2.3
Short term investment		-	1.7
Bank and other liquid funds		70.2	119.2
		690.1	812.3
Non-current assets classified as held for sale	9	54.4	-
		744.5	812.3
Total assets		1,749.6	1,726.2
Non-current liabilities			
Borrowings due after one year		44.5	63.3
Deferred tax liabilities		12.7	8.3
Non-current provisions		-	5.9
Other non-current liabilities		4.1	4.2
		61.3	81.7
Current liabilities			
Creditors		110.7	126.1
Provisions		25.5	20.5
Current tax liabilities		16.6	15.5
Borrowings due within one year		218.5	259.8
		371.3	421.9
Liabilities associated with non-current assets classified as held for sale	9	21.7	-
		393.0	421.9
Total liabilities		454.3	503.6
Net assets		1,295.3	1,222.6
Financed by:			
Share capital and reserves			
Share capital		180.5	180.4
Share premium		240.2	239.9
Fair value and other reserves		14.9	13.5
Revenue reserve		623.9	559.1
Shareholders' funds		1,059.5	992.9
Minority interests		235.8	229.7
		1,295.3	1,222.6
Net asset value per share		US$3.23	US$3.02

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the three months ended 31 March

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 January							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.3	0.3	-	0.3
- as restated	180.4	239.9	13.5	573.5	1,007.3	229.7	1,237.0
Revaluation surplus	-	-	1.4	-	1.4	-	1.4
Fair value changes, net of tax - available for sale investments	-	-	(0.4)	-	(0.4)	-	(0.4)
Share of associate's dilution of interest in investments	-	-	-	(5.0)	(5.0)	-	(5.0)
Translation difference	-	-	-	(6.1)	(6.1)	2.2	(3.9)
Net gain/(loss) not recognised in profit and loss account	-	-	1.0	(11.1)	(10.1)	2.2	(7.9)
Profit for the financial period	-	-	-	61.5	61.5	4.7	66.2
Total recognised gains for the financial period	-	-	1.0	50.4	51.4	6.9	58.3
Dividends (net)	-	-	-	-	-	(0.6)	(0.6)
Issue of shares	0.1	0.3	-	-	0.4	0.1	0.5
Fair value of share options not yet vested	-	-	0.4	-	0.4	-	0.4
Disposal of a subsidiary	-	-	-	-	-	(0.3)	(0.3)
Balance at 31 March	180.5	240.2	14.9	623.9	1,059.5	235.8	1,295.3
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.6	-	0.6	-	0.6
Fair value gain, net of tax - available for sale investments	-	-	1.5	-	1.5	-	1.5
Translation difference	-	-	-	4.9	4.9	(2.1)	2.8
Net gain/(loss) not recognised in profit and loss account	-	-	2.1	4.9	7.0	(2.1)	4.9
Profit for the financial period	-	-	-	47.0	47.0	2.6	49.6
Total recognised gains for the financial period	-	-	2.1	51.9	54.0	0.5	54.5
Dividends (net)	-	-	-	-	-	(2.6)	(2.6)
Balance at 31 March	130.6	142.2	14.4	385.4	672.6	188.1	860.7

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 31.3.04 US$m	At 31.12.03 US$m
Non-current assets		
Property, plant and equipment	0.9	0.9
Interests in subsidiaries	452.2	477.5
Interests in associates	23.2	22.9
	476.3	501.3
Current assets		
Amount owing by subsidiaries	652.8	595.0
Amount owing by associates	10.8	10.6
Debtors	0.8	0.7
Short term investment	-	0.1
Bank and other liquid funds	0.1	36.1
	664.5	642.5
Non-current assets classified as held for sale	23.6	-
	688.1	642.5
Total assets	1,164.4	1,143.8
Non-current liabilities		
Borrowings due after one year	5.7	5.6
Deferred tax liabilities	0.4	0.4
	6.1	6.0
Current liabilities		
Amount owing to subsidiaries	59.7	37.1
Creditors	3.0	3.8
Current tax liabilities	1.3	1.2
Borrowings due within one year	121.5	137.3
	185.5	179.4
Total liabilities	191.6	185.4
Net assets	972.8	958.4
Financed by:		
Share capital and reserves		
Share capital	180.5	180.4
Share premium	240.2	239.9
Share option reserve	0.4	-
Revenue reserve	551.7	538.1
Shareholders' funds	972.8	958.4
Net asset value per share	US$2.96	US$2.92

Jardine Cycle & Carriage Limited
Company Statement of Changes in Equity for the three months ended 31 March

	Share capital US$m	Share premium US$m	Share Option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference	-	-	-	12.4	12.4
Profit attributable to shareholders	-	-	-	1.2	1.2
Total recognised gains for the financial period	180.4	239.9	-	551.7	972.0
Issue of shares	0.1	0.3	-	-	0.4
Fair value of share options not yet vested	-	-	0.4	-	0.4
Balance at 31 March	180.5	240.2	0.4	551.7	972.8
2003					
Balance at 1 January	130.6	142.2	-	364.3	637.1
Translation difference	-	-	-	(10.9)	(10.9)
Profit attributable to shareholders	-	-	-	0.3	0.3
Total recognised gains for the financial period	130.6	142.2	-	353.7	626.5
Balance at 31 March	130.6	142.2	-	353.7	626.5

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the three months ended 31 March

	Note	2004 US$m	2003 US$m
Cash flows from operating activities			
Cash generated from operations	8	52.7	40.4
Interest paid		(1.2)	(2.2)
Interest received		1.4	1.2
Other finance costs paid		-	(0.5)
Income tax paid		(0.9)	(1.1)
		(0.7)	(2.6)
Net cash flows from operating activities		52.0	37.8
Cash flows from investing activities			
Sale of property, plant and equipment		0.8	0.6
Sale of shares in associates		7.4	-
Proceeds from sale of investment properties		2.5	1.9
Purchase of property, plant and equipment		(4.5)	(1.6)
Purchase of shares in a subsidiary		-	(0.1)
Purchase of shares in associates		(53.4)	(96.8)
Distribution of excess cash to minority shareholders		(0.2)	-
Net cash flows used in investing activities		(47.4)	(96.0)
Cash flows from financing activities			
Proceeds from issue of shares		0.4	-
External loans		(50.2)	47.9
Investments by minority shareholders		0.1	-
Dividends paid to minority shareholders		(0.6)	(1.9)
Net cash flows used in financing activities		(50.3)	46.0
Net change in cash and cash equivalents		(45.7)	(12.2)
Cash and cash equivalents at the beginning of the period		116.1	81.9
Effect of exchange rate changes		(0.5)	0.1
Cash and cash equivalents at the end of the period		69.9	69.8

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the previous financial year, the Registrar of Companies and Businesses approved the Company's application for an exemption on compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

These financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee.

The accounting policies used are consistent with those set out in the 2003 audited accounts. There are no changes in those accounting policies except that the Group and the Company have adopted the following IFRSes and revised IASes in 2004 in advance of their effective dates:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The effect of adopting IFRS 2 Share-based Payments is to reduce profit attributable to shareholders in the current period by US$0.4 million while the effect of adopting IFRS 3 Business Combinations is to increase shareholders' funds as at 1 January 2004 by US$14.4 million and to increase profit attributable to shareholders in the current period by US$0.2 million. The adoption of the other IFRSes and IASes have no impact on shareholders' funds and profit attributable to shareholders.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2003 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheet and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2003 were restated to reflect the change in presentation currency. The exchange rate of US$1=S$1.6792 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6955 (31.3.2003: US$1=S$1.7443) was used for translating the results for the period.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2003 and 31 March 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.5	289.0	18.6	307.6
Debtors	(iv)	379.6	218.8	0.1	218.9
Creditors	(iv)	(219.0)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minority interests		330.8	190.7	(0.5)	190.2
At 31 March 2003					
Property, plant and equipment	(i)	121.8	69.0	3.2	72.2
Leasehold land payments	(ii)	-	-	9.6	9.6
Interests in associates and joint ventures	(iii)	745.3	422.2	30.4	452.6
Debtors	(iv)	320.7	181.7	-	181.7
Creditors	(iv)	(172.3)	(97.6)	(1.5)	(99.1)
Deferred tax assets/(liabilities)	(v)	(0.6)	(0.3)	(3.6)	(3.9)
Other non-current liabilities	(iv)	(5.4)	(3.1)	(4.4)	(7.5)
Net assets		1,459.8	827.0	33.7	860.7
Fair value and other reserves	(viii)	81.8	46.3	(31.9)	14.4
Revenue reserve	(ix)	541.0	306.5	78.9	385.4
Shareholders' funds		1,127.0	638.5	34.1	672.6
Minority interests		332.8	188.5	(0.4)	188.1

(b) Reconciliation of Consolidated Profit and Loss for three months ended 31 March 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(3.4)	(1.9)	(0.6)	(2.5)
Fair value changes in derivative financial instruments	(iv)	-	-	0.1	0.1
Share of results of associates and joint ventures (net of tax)	(iii)	59.3	34.0	9.5	43.5
Profit before tax		78.1	44.8	8.6	53.4
Tax		(6.7)	(3.9)	0.1	(3.8)
Profit attributable to:					
Shareholders		66.8	38.3	8.7	47.0
Minority interests		4.6	2.6	-	2.6

(c) **Reconciliation of Company Balance Sheet at 1 January 2003 and 31 March 2003**

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Creditors	(iv)	(62.6)	(36.1)	(2.2)	(38.3)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	352.6	11.7	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1
At 31 March 2003					
Creditors	(iv)	(105.0)	(59.5)	(1.3)	(60.8)
Other non-current liabilities	(iv)	-	-	(4.4)	(4.4)
Net assets		1,115.9	632.2	(5.7)	626.5
Revenue reserve	(ix)	611.7	346.5	7.2	353.7
Shareholders' funds		1,115.9	632.2	(5.7)	626.5

(d) **Reconciliation of Company Profit and Loss for three months ended 31 March 2003**

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	0.3	0.3
Translation reserve realised	(vii)	-	-	0.4	0.4
Profit before tax		(0.7)	(0.4)	0.7	0.3
Profit after tax		(0.7)	(0.4)	0.7	0.3

(e) **Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 31 March 2003 and Consolidated and Company profit and loss for three months to 31 March 2003**

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 31 March 2003 and Consolidated and Company profit and loss for three months to 31 March 2003 (cont'd)

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Registrar of Companies and Businesses in approving the Company's application for the adoption of International Financial Reporting Standards.

The difference between IAS 17 and IAS 40 and FRS 25 arises from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25 (cont'd)

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 31 March 2004	230.7	1,295.3	66.2	61.5	18.7
FRS 25 Group adjusted balances as at 31 March 2004	230.7	1,295.3	66.2	61.5	18.7

There were no revaluations of investment properties during the 3 months to 31 March 2004.

4 Profit before tax

Three months ended 31 March	**Group**		
	2004 US$m	2003 US$m	*Change %*
Profit before tax is determined after including:			
Interest expense	**(1.3)**	(4.0)	*- 68*
Interest income	**0.8**	0.6	*33*
Depreciation and amortisation	**(2.5)**	(2.5)	-
Write-down in fixed assets	**(0.4)**	-	*100*
Provision for stock obsolescence	**(0.2)**	(0.5)	*- 60*
Provision for doubtful debts	**(0.8)**	(0.1)	*700*
Provision for warranty and goodwill	**(2.2)**	(1.9)	*16*
Net exchange gain/(loss)	**(0.4)**	2.0	*nm*
Profit/(loss) on:			
- sale of property, plant and equipment	**0.2**	(0.2)	*nm*
- sale of an Australian associate	**0.9**	-	*100*
- disposal of a subsidiary	**0.7**	-	*100*
- sale of investment properties	**(0.2)**	-	*100*
Fair value changes of derivative financial instruments	**0.3**	-	*100*
Share based payments	**(0.4)**	-	*100*
Share of associates'			
- exchange gain/(loss) on foreign currency debts	**(2.5)**	1.6	*nm*
- deferred tax	**-**	2.5	*-100*
- gain/(loss) on sale of investments	**2.6**	(2.4)	*nm*
- gain on debt buyback	**-**	5.5	*- 100*
- fair value adjustment of biological assets	**-**	8.6	*-100*
Goodwill on acquisition of an associate	**(0.7)**	-	*100*

nm: not meaningful

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and group tax relief. The higher effective tax rate in first quarter 2003 was due to no tax assets recognised on certain tax losses.

6 Earnings per share

	Group	
Three months ended 31 March	**2004 US$m**	2003 US$m
Basic earnings per share		
Profit attributable to shareholders	**61.5**	47.0
Weighted average number of ordinary shares in issue (millions)	**328.3**	265.7
Basic earnings per share	**US¢18.7**	US¢17.7
Diluted earnings per share		
Profit attributable to shareholders	**61.5**	47.0
Weighted average number of ordinary shares in issue (millions)	**328.3**	265.7
Adjustment for assumed conversion of share options (millions)	**0.6**	-
Weighted average number of ordinary shares for diluted earnings per share (millions)	**328.9**	265.7
Diluted earnings per share	**US¢18.7**	US¢17.7
Underlying earnings per share		
Underlying profit attributable to shareholders	**58.8**	35.3
Basic underlying earnings per share	**US¢17.9**	US¢13.3
Diluted underlying earnings per share	**US¢17.9**	US¢13.3

6 Earnings per share (cont'd)

A reconciliation of the underlying profit and profit attributable to shareholders is as follows:

	Group					
	Profit before tax			Profit attributable to shareholders		
Three months ended 31 March	**2004**	2003	*Change*	**2004**	2003	*Change*
	US$m	US$m	%	**US$m**	US$m	%
Profit before material, recurring and exceptional items	**71.4**	37.6	*90*	**61.3**	31.2	*96*
Add: Material, recurring items						
Share of associates':						
- exchange gain/(loss) on foreign currency debts	**(2.5)**	1.6	*nm*	**(2.5)**	1.6	*nm*
- deferred tax	**-**	2.5	*-100*	**-**	2.5	*-100*
	(2.5)	4.1	*nm*	**(2.5)**	4.1	*nm*
Underlying profit	**68.9**	41.7	*65*	**58.8**	35.3	*67*
Add: Exceptional items						
Share of associates':						
- gain/(loss) on sale of investments	**2.6**	(2.4)	*nm*	**2.6**	(2.4)	*nm*
- gain on debt buyback	**-**	5.5	*-100*	**-**	5.5	*-100*
- fair value adjustment of biological assets	**-**	8.6	*-100*	**-**	8.6	*-100*
Goodwill on acquisition of an associate	**(0.7)**	-	*100*	**(0.7)**	-	*100*
Profit on sale of an Australian associate	**0.9**	-	*100*	**0.9**	-	*100*
Loss on sale of an investment property	**(0.1)**	-	*100*	**(0.1)**	-	*100*
	2.7	11.7	*-77*	**2.7**	11.7	*-77*
	71.6	53.4	*34*	**61.5**	47.0	*31*

7 Borrowings

	Group	
	At 31.3.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	**12.9**	16.1
- unsecured	**213.8**	243.7
	226.7	259.8
Borrowings due after one year:		
- secured	**41.0**	57.7
- unsecured	**5.7**	5.6
	46.7	63.3
Total borrowings	**273.4**	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$152.3 million (31.12.03: US$155.0 million).

8 Cash flows from operating activities

Three months ended 31 March	Group 2004 US$m	2003 US$m
Profit before tax	**71.6**	53.4
Adjustments for:		
Net financing charges	**0.5**	3.5
Share of associates' and joint ventures' results	**(47.1)**	(43.5)
Depreciation, amortisation and impairment of fixed assets	**2.5**	2.5
Foreign exchange translation difference	**0.6**	8.5
Loss/(profit) on sale of property, plant and equipment	**(0.2)**	0.2
Profit on sale of an Australian associate	**(0.9)**	-
Loss on sale of investment properties	**0.2**	-
Share based payments	**0.4**	-
Write-down in fixed assets	**0.4**	-
	(43.6)	(28.8)
Operating profit before working capital changes	**28.0**	24.6
Changes in development properties for sale (excluding interest capitalised during the period)	**0.6**	(9.6)
Changes in working capital:		
Stocks	**43.2**	19.3
Debtors	**(9.6)**	24.9
Creditors	**(9.2)**	(18.5)
Retention money payable	**(0.3)**	(0.3)
	24.1	25.4
Cash flows from operations	**52.7**	40.4

9 Non-current assets held for sale

On 7 May 2004, the Company announced that it had entered into agreements to sell its motor businesses in New Zealand for approximately NZ$85.4 million (US$54.2 million) as part of its strategy of focusing on its motor business in Southeast Asia. The sale is conditional on, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the companies' motor franchises.

The companies comprising wholly-owned subsidiaries, Truck Investments Limited, Cycle & Carriage (North Shore) Limited, Cycle & Carriage (Pakuranga) Limited, Cycle & Carriage (City) Limited and UD Truck Distributors (NZ) Limited are shown in these financial statements as non-current assets held for sale. The revenue, results and cash flows of the segment were as follows:

9 Non-current assets held for sale (cont'd)

Three months ended 31 March	Group 2004 US$m	2003 US$m
Revenue	45.5	39.1
Operating expenses	(42.2)	(36.5)
Operating profit	3.3	2.6
Net financing charge	(0.2)	(0.3)
Profit before tax	3.1	2.3
Tax	(1.0)	(0.8)
Profit after tax	2.1	1.5
Operating cash flows	2.1	0.6
Investment cash flows	(0.1)	(0.7)
Financing cash flows	(1.6)	0.8
Total cash inflows/(outflows)	0.4	0.7

The major assets and liabilities of the segment were as follows:

	Group As at 31.3.04 US$
Property, plant and equipment	6.5
Deferred tax asset	0.9
Non-current assets	7.4
Stocks	30.4
Other current assets	16.3
Bank and other liquid funds	0.3
Current assets	47.0
Total assets	54.4
Non-current borrowings	2.2
Other non-current liabilities	0.8
Non-current liabilities	3.0
Current borrowings	8.3
Other current liabilities	10.4
Current liabilities	18.7
Total liabilities	21.7
	32.7
Amount owing to holding company	4.2
Net assets	28.5

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 1,883,400 as at 31 March 2004 (31.12.03: 2,138,400).

Between 1 January 2004 and 31 March 2004, 255,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Scheme 2000 to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.907, S$2.330 and S$2.927.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 January 2004 and 31 March 2004.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) US$m	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) US$m
Three months ended 31 March 2004		
Jardine Matheson Limited		
- management consultancy services	-	0.2
Jardine International Motors (Mauritius) Limited		
- purchase of 33.7% interest in Tunas Ridean	19.8	-
	19.8	0.2

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring and exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 31 March 2004 and the date of this report, except that on 7 May 2004:

(a) the Company announced that it had entered into agreements with Sime Singapore Limited to sell its wholly owned subsidiaries in New Zealand, namely, Truck Investments Limited, UD Truck Distributors (NZ) Limited, Cycle & Carriage (City) Limited, Cycle & Carriage (Pakuranga) Limited and Cycle & Carriage (North Shore) Limited. The selling price is estimated at NZ$85.4 million (US$54.2 million) and will be adjusted to take into account the shareholders' equity of the companies as at the month end closest to the completion date. The sale is conditional on, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the companies' motor franchises; and

(b) the Company announced that it had entered into an agreement with J.I. Motor Holdings B.V. ("JIMH") which is ultimately owned by Jardine Matheson Holdings Limited, to purchase JIMH's 12.3% interest in Cycle & Carriage Bintang Berhad ("CCB") for RM41.6 million (approximately US$10.9 million). On completion, CCB will become a subsidiary of the Company and its interest will be increased from 46.8% presently to 59.1%. The purchase is conditional on the approval of the Foreign Investment Committee and the confirmation of the Securities Commission of Malaysia that a mandatory general offer for the remaining shares of CCB need not be made by the Company.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statements and Dividend Announcement for the first quarter 2004 can be accessed through the internet at 'www.jcclgroup.com'.

MASNET No. 8 OF 13.05.2004
Announcement No. 8

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra international Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 12 May 2004 purchased from the market 5,581,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,787 per share for a total consideration of about IDR32.3 billion (approximately US$3.6 million).

The additional shares increased JC&C's shareholding in Astra from 39.22% to 39.35%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/05/2004 to the SGX

MASNET No. 66 OF 12.05.2004
Announcement No. 66

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

First Quarter 2004 Report of Cycle & Carriage Bintang Berhad

We append below the First Quarter 2004 Report released by Cycle & Carriage Bintang Berhad to the Kuala Lumpur Stock Exchange today for information.

CCB-1Q2004 (highlights) 12may04.| CCB-1Q2004 (income statement) 12may04

CCB-1Q2004 (balance sheet) 12may04. CCB-1Q2004 (statement of equity) 12may04

CCB-1Q2004 (cashflow) 12may04.p CCB-1Q2004 (notes) 12may04.p

Submitted by Ho Yeng Tat, Group Company Secretary on 12/05/2004 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the first quarter ended 31 March 2004

Highlights

- Mercedes-Benz performing well despite pressure on margins
- Mazda operations improve
- Cycle & Carriage (Malaysia) acquisition completed

"The Group achieved a reasonable trading performance despite lower sales in the early part of the quarter due to initial uncertainty over the duty structure changes. Profit however, was well below the previous year as the benefit of the wholesale margins on Mercedes-Benz stock carried over in 2003 was not repeated."

Tan Sri Abdul Halim Bin Ali, *Chairman*
12 May 2004

Results

	3 months ended 31 March		
	2004 RM'000	2003 RM'000	Change %
Revenue	**194,317**	279,848	(31)
Profit from ordinary activities before taxation	**8,559**	25,222	(66)
Net profit attributable to shareholders	**6,086**	18,405	(67)
	Sen	Sen	
Basic earnings per share	**6.04**	18.77	(68)
Diluted earnings per share	**6.04**	18.77	(68)
	As at 31.3.2004 RM'000	As at 31.12.2003 RM'000	
Shareholders' funds	**373,203**	369,289	1
	RM	RM	
Net tangible assets per share	**3.70**	3.67	1

The results for the three months ended 31 March 2004 and 31 March 2003 were not audited. The financial position as at 31 December 2003 was audited.

CYCLE & CARRIAGE BINTANG BERHAD
Quarterly Announcement
for the first quarter ended 31 March 2004

Overview

The Group achieved a reasonable trading performance despite lower sales in the early part of the quarter due to initial uncertainty over the duty structure changes. Profit however, was well below the previous year as the benefit of the wholesale margins on Mercedes-Benz stock carried over in 2003 was not repeated.

Performance

The Group recorded an unaudited profit before taxation of RM8.6 million for the first quarter ended 31 March 2004. The result was 66% lower than the first quarter of 2003 which had the benefit of wholesale margins on Mercedes-Benz stocks carried over.

The Mercedes-Benz retail operations performed well with after-sales improving, although vehicle margins remained under pressure. The Mazda operations produced better results in the first quarter as progress was made in the network redevelopment and improved margins were earned on newer models compared with the prior year. The Peugeot operations were, however, adversely affected by the strength of the Euro and the new duty structure on the popular models in the MPV sector.

The share of results of associated companies was RM0.8 million lower as the 2003 first quarter's results included a currency translation gain on Singapore Dollar loans booked by CCL Group Properties, the Group's 40% associate.

The purchase of Jardine Cycle & Carriage's 70% interest in Cycle & Carriage (Malaysia) Sdn Bhd ("CCM") was completed in March, making CCM a wholly owned subsidiary.

Outlook

The business environment remains highly competitive. The duty structure changes will continue to have a negative impact on the MPV sector, whilst margins are expected to remain under pressure.

Tan Sri Abdul Halim Bin Ali,
Chairman
12 May 2004

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statements
for the first quarter ended 31 March 2004

	Note	Unaudited 3 months ended		Unaudited Cumulative quarter ended	
		31.3.2004	31.3.2003	**31.3.2004**	31.3.2003
		RM'000	RM'000	**RM'000**	RM'000
REVENUE	3 & 4	**194,317**	279,848	**194,317**	279,848
EXPENSES EXCLUDING FINANCE COST AND TAX		**(190,933)**	(260,241)	**(190,933)**	(260,241)
OTHER OPERATING INCOME		**5,454**	3,664	**5,454**	3,664
(LOSS)/PROFIT FROM OPERATIONS		**8,838**	23,271	**8,838**	23,271
FINANCE COST		**(1,401)**	(3)	**(1,401)**	(3)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**1,122**	1,954	**1,122**	1,954
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION	3	**8,559**	25,222	**8,559**	25,222
TAXATION	7				
- Company and subsidiary companies		**(2,225)**	(6,511)	**(2,225)**	(6,511)
- associated companies		**(248)**	(306)	**(248)**	(306)
		(2,473)	(6,817)	**(2,473)**	(6,817)
NET (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**6,086**	18,405	**6,086**	18,405
		sen	sen	**sen**	sen
(Loss)/Earnings per share	8				
- basic		**6.04**	18.77	**6.04**	18.77
- diluted		**6.04**	18.77	**6.04**	18.77

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 31 March 2004 RM'000	As at 31 December 2003 RM'000
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	**104,409**	89,812
Investments in associated companies		**118,183**	131,417
Investments in unquoted shares	5	**66,003**	66,003
Deferred tax assets		**10,137**	11,399
CURRENT ASSETS			
Inventories		**181,682**	206,131
Trade and other receivables		**93,585**	93,800
Short term investments	10	**1,563**	1,379
Bank and cash balances		**28,257**	39,769
		305,087	341,079
CURRENT LIABILITIES			
Provision for liabilities and charges		**(25,480)**	(29,335)
Trade and other payables		**(72,386)**	(73,054)
Revolving credit and bankers acceptance	17	**(130,841)**	(159,610)
Bank overdraft		**-**	(8,374)
Taxation		**(4)**	(48)
		(228,711)	(270,421)
NET CURRENT ASSETS		**76,376**	70,658
NON CURRENT LIABILITIES			
Deferred taxation		**(1,905)**	-
		373,203	369,289
CAPITAL AND RESERVES			
Share capital	12	**100,745**	100,745
Share premium		**23,857**	23,857
Reserves		**248,601**	244,687
		373,203	369,289

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the first quarter ended 31 March 2004

		Non-distributable		Distributable	
	Share capital RM'000	Share premium RM'000	Other reserves RM'000	Revenue reserve RM'000	Total RM'000
At 31 December 2003	**100,745**	**23,857**	**9,265**	**235,422**	**369,289**
Net profit for the year	**-**	**-**	**-**	**6,086**	**6,086**
Share of exchange difference arising on consolidation	**-**	**-**	**412**	**-**	**412**
Negative goodwill	**-**	**-**	**132**	**-**	**132**
Adjustment for prior year overstatement of gain in associate	**-**	**-**	**-**	**(2,716)**	**(2,716)**
Net (loss)/gain not recognised in the income statement	**-**	**-**	**544**	**(2,716)**	**(2,172)**
At 31 March 2004	**100,745**	**23,857**	**9,809**	**238,792**	**373,203**
At 31 December 2002	98,033	11,944	12,650	541,527	664,154
Net profit for the year	-	-	-	18,405	18,405
Share of exchange difference arising on consolidation	-	-	(863)	-	(863)
Net loss not recognised in the income statement	-	-	(863)	-	(863)
At 31 March 2003	98,033	11,944	11,787	559,932	681,696

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the first quarter ended 31 March 2004

	Note	3 months ended 31.3.2004 RM'000	3 months ended 31.3.2003 RM'000
OPERATING ACTIVITIES			
Cash from operations		**50,632**	91,322
Interest paid		**(1,049)**	(3)
Interest received		**241**	429
Taxation paid		**(135)**	(5,128)
Net cash flow from operating activities		**49,689**	86,620
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		**3,857**	273
Purchase of property, plant and equipment		**(5,357)**	(704)
Payment for investment in CCM net of cash		**(22,572)**	-
Payment for investment		**-**	(66,003)
Dividends received		**14**	25
Net cash flow from investing activities		**(24,058)**	(66,409)
FINANCING ACTIVITIES			
Revolving credit and bankers acceptance	17	**(28,769)**	-
Net cash flow from financing activities		**(28,769)**	-
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**(3,138)**	20,211
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		**31,395**	89,715
- END OF PERIOD		**28,257**	109,926

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the first quarter ended 31 March 2004

1 **Basis of Preparation**

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Listing Requirements, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2003.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2003.

2 **Qualification of Audit Report**

The Group's financial statements for the year ended 31 December 2003 were not subject to any qualification by the auditor.

3 **Segment Reporting**

The activities of the Group are conducted within Malaysia as shown in the following segments:

	Automobile industry RM'000	* Investment RM'000	Other RM'000	Group RM'000
3 months ended 31 March 2003				
Revenue	279,848	-	-	279,848
Profit before tax	21,076	2,492	1,654	25,222
3 months ended 31 March 2004				
Revenue	**194,317**	**-**	**-**	**194,317**
Profit before tax	**4,866**	**2,799**	**894**	**8,559**

* Under the terms of the agreement with DaimlerChrysler AG ("DCAG"), the Company is entitled to receive an annual net dividend income of RM11.2 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM").

In the event that DCM is unable to declare such dividend in full, DCAG undertakes to pay the shortfall to the extent of RM11.2 million (hereinafter refer to "the minimum assured amount"). The amount receivable from DCAG will be subject to income tax and the Group will effectively receive an annual net income of RM8.1 million.

For the three months ended 31 March 2004, the Group recognised the minimum assured amount of RM2.8 million based on time proportion basis.

4 **Seasonal or Cyclical Factors**

There were no major seasonal or cyclical factors affecting the automobile industry.

5 **Individually Significant Item**

Individually significant items for the three months ended 31 March 2004 were as follows:

a) The Group recognised income of RM2.8 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd on a time proportion basis.

b) Gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd amounted to RM1.5 million.

c) Sale of freehold property in Batu Pahat, Johor at a price of RM2.0 million, which contributed a gain of RM0.7 million.

d) The acquisition of an additional 70% equity interest in Cycle & Carriage (Malaysia) Sdn Bhd ("CCM") was completed on 23 March 2004 making CCM a 100% owned subsidiary. CCM has been consolidated accordingly.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the first quarter ended 31 March 2004

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter and financial year-to-date.

7 Taxation

	3 months ended		Cumulative quarter ended	
	31.3.2004	31.3.2003	**31.3.2004**	31.3.2003
	RM'000	RM'000	**RM'000**	RM'000
Income tax	**303**	7,498	**303**	7,498
Prior year under provision	**1**	-	**1**	-
Deferred tax	**1,921**	(987)	**1,921**	(987)
Share of tax in associated companies	**239**	314	**239**	314
Share of deferred tax in associated companies	**9**	(8)	**9**	(8)
	2,473	6,817	**2,473**	6,817

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Capital expenditure not deductible for tax purpose	**1**	-	**1**	-
Previously unrecognised temporary differences	**-**	(1)	**-**	(1)
Average effective tax rate	**29**	27	**29**	27

8 Earnings per Share

	3 months ended		Cumulative quarter ended	
	31.3.2004	31.3.2003	**31.3.2004**	31.3.2003
(a) Basic earnings per share				
Net profit for the period (RM'000)	**6,086**	18,405	**6,086**	18,405
Weighted average number of ordinary shares in issue ('000)	**100,745**	98,033	**100,745**	98,033
Basic earnings per share (sen)	**6.04**	18.77	**6.04**	18.77
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**6,086**	18,405	**6,086**	18,405
Weighted average number of ordinary shares:				
- in issue ('000)	**100,745**	98,033	**100,745**	98,033
- adjustment for share options ('000)	*	*	*	*
- for diluted earnings per share calculation ('000)	**100,745**	98,033	**100,745**	98,033
Diluted earnings per share (sen)	**6.04**	18.77	**6.04**	18.77

* The effects of anti-dilutive potential ordinary shares (arising from share options) are ignored in calculating the diluted earnings per share.

9 Sales of Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date other than the sale of freehold property in Batu Pahat, Johor at a price of RM2.0 million. The profit on disposal was RM0.7 million.

10 Short Term Investments

a) Purchases and disposals
There were no purchases or disposals of any short term investments for the current quarter and financial year-to-date.

b) Investment as at 31 March 2004

	RM'000
At cost	**3,356**
At book value	**1,563**
At market value	**1,563**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

13 Dividends

The Board of Directors does not recommend the payment of any dividend in this quarter.

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 31 March 2004, the open position of foreign currency forward contracts entered into by the Company was RM4.3 million (the fair value was a favourable net position of RM29,000), of which RM0.7 million has been closed as at 7 May 2004. The total amount of foreign currency forward contracts entered into after 31 March 2004 by the Company was RM5.8 million, all of which were still outstanding as at 7 May 2004.

14. Off Balance Sheet Financial Instruments (Con't)

The details of the open contracts as at 7 May 2004 are as follows:

Maturity	Foreign Currency Amount Yen	RM Equivalent
More than 1 month, less than 3 months	100,000,000	3,605,640
More than 3 months, less than 6 months	160,000,000	5,784,520
Total	260,000,000	9,390,160

The fair value as at 7 May 2004 was an unfavourable net position of	420,160

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the completion of the acquisition of an additional 70% equity interest in Cycle & Carriage (Malaysia) Sdn Bhd as disclosed in Note 5.

16 Status of Corporate Proposals

On 5 November 2003, the Company entered into a sale and purchase agreement with Jardine Cycle & Carriage Limited (previously Cycle & Carriage Limited), to acquire the remaining 21.7 million ordinary shares of RM1.00 each in Cycle & Carriage (Malaysia) Sdn Bhd ("CCM"), representing 70% of the issued and paid-up share capital of CCM for a total cash consideration of RM30.3 million, subject to adjustment to be made to the purchase consideration. The final purchase consideration was RM30.4 million based on the Net Tangible Asset value of CCM as at 31 January 2004 and the acquisition was completed on 23 March 2004.

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

Group borrowings and debt securities as at 31 March 2004:

	RM'000
Bankers' acceptance	65,841
Revolving credit	65,000
Total	130,841

All the borrowings were short term, unsecured and were denominated in Ringgit Malaysia.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities as disclosed in the Annual Financial Report for the year ended 31 December 2003.

19 Material Litigation

a) On 9 July 1998, the Company initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company then initiated execution proceedings against both the debtor and the guarantor. The guarantor was adjudged a bankrupt on 30 August 2002 and winding-up order against the debtor was obtained on 22 May 2003. The debts have already been fully provided in the financial statements in prior years.

b) On 18 April 2003, the Company was served an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee") for a claim of RM5 million. An amended Originating Summons was served on 1 July 2003 increasing the claim. Hup Lee claimed RM8 million plus interest accrued thereon being alleged wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd.

This Originating Summons was dismissed by the Court on 6 January 2004. Hup Lee subsequently served a Writ of Summons against the Company on 10 February 2004 on the above claim. The Company filed its defence on 2 March 2004. The hearing on Case Management was fixed for 16 June 2004. Based on legal advice, the directors believe that the Company has a reasonable chance of successfully defending the action.

20 Capital Commitments

Capital Commitments of the Group as at 31 March 2004 in relation to acquisition of property, plant and equipment were as follows:

	RM'000
Approved and contracted	**814**
Approved but not contracted	**278**
Total	**1,092**

21 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM8.6 million in the first quarter of 2004, RM7.5 million above that recorded in the preceding quarter. The improved results were due to strong performance from the Mercedes-Benz retail operations, higher Mazda sales and the absence of any staff voluntary separation charges (RM2.8 million in preceding quarter).

22 Review of Revenue and Profit from Operations

An analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd is as follows:

	3 months ended		**Cumulative quarter ended**	
	31.3.2004	31.3.2003	**31.3.2004**	31.3.2003
Revenue				
Discontinuing operation	**11,884**	124,405	**11,884**	124,405
Continuing operations	**182,433**	155,443	**182,433**	155,443
	194,317	279,848	**194,317**	279,848
Profit from operations				
Discontinuing operation	**2,166**	10,908	**2,166**	10,908
Continuing operations	**6,672**	12,363	**6,672**	12,363
	8,838	23,271	**8,838**	23,271

22 Review of Revenue and Profit from Operations (Con't)

Discontinuing Operation
The 2003 first quarter results reflected substantially wholesale margins derived from clearance of Mercedes-Benz stocks carried over. The clearance exercise continued into 2004 for the tail-end stocks. Also included in this quarter's results was a gain on disposal of certain assets to DaimlerChrysler Malaysia Sdn Bhd amounted to RM1.5 million.

Continuing Operations
The performance of the Mercedes-Benz retail business though improved compared to the preceding quarter, was below that of the first quarter last year due to lower vehicle margins partially offset by better after-sales performance.

The Mazda operations performed better than the first quarter of 2003 as the 2003 results were affected by clearance of phased out models. Progress from network redevelopment that commenced is beginning to show results.

The Peugeot operations have been adversely affected by the strength of the Euro and the duty structure changes effective 2004, which impacted the CBU MPV sector.

23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 31 March 2004 that have not been reflected in the financial statements for the period ended 31 March 2004 up to the date of issue of this quarterly report.

For further information, please contact: Mr. Joshua Chetwode, Director of Finance at Tel: 03-79678777

Full text of the Quarterly Announcement for the first quarter ended 31 March 2004 can be accessed through the internet at www.bursamalaysia.com.

MASNET No. 17 OF 12.05.2004
Announcement No. 17

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 11 May 2004 purchased from the market 6,825,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,521 per share for a total consideration of about IDR37.7 billion (approximately US$4.2 million).

The additional shares increased JC&C's shareholding in Astra from 39.05% to 39.22%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 12/05/2004 to the SGX

MASNET No. 12 OF 11.05.2004
Announcement No. 12

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 10 May 2004 purchased from the market 12,201,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,399 per share for a total consideration of about IDR65.8 billion (approximately US$7.3 million).

The additional shares increased JC&C's shareholding in Astra from 38.75% to 39.05%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/05/2004 to the SGX

MASNET No. 25 OF 10.05.2004
Announcement No. 25

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 7 May 2004 purchased from the market 15,104,500 shares of Rp500 each in PT Astra International Tbk ("Astra") at approximately IDR5,515 per share for a total consideration of about IDR83.3 billion (approximately US$9.5 million).

The additional shares increased JC&C's shareholding in Astra from 38.37% to 38.75%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 10/05/2004 to the SGX

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage Limited to Acquire Additional 12.3% Stake in Associate, Cycle & Carriage Bintang Berhad

Introduction

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today entered into a conditional Sale & Purchase Agreement with J.I. Motor Holdings B.V. ("JIMH") to purchase 12,415,000 shares ("Sale Shares") of RM1.00 each fully paid in Cycle & Carriage Bintang Berhad ("CCB"), representing 12.3% of the issued share capital of CCB, for a total cash consideration of RM41,590,250 (approximately US$10.9 million) (the "Acquisition"). The Acquisition represents JIMH's entire shareholding in CCB.

Rationale for the Acquisition

JC&C currently holds a 46.8% stake in CCB and the acquisition of the further 12.3% will allow JC&C to formally consolidate control over CCB. This will bring it in line with JC&C's existing effective management control and its treatment of CCB as a subsidiary for accounting purposes. JC&C's stake in CCB will increase to 59.1% following this *transaction*.

Relevant Terms of the Acquisition

The consideration is based on the market price of CCB shares on Bursa Malaysia at the time when the terms were agreed. The Acquisition will be funded by internal resources and bank borrowings.

The Acquisition is conditional on the approval of the Foreign Investment Committee and the confirmation of the Securities Commission of Malaysia that a mandatory general offer for the remaining shares of CCB need not be made by JC&C. Once the conditions are met, completion is expected to take place by end August 2004, when the whole consideration will be paid.

Effects of the Acquisition

Had the Acquisition taken place on 31 December 2003, it would not have had a material impact on JC&C's consolidated earnings per share or its consolidated net tangible assets per share.

Interests of Directors and Substantial Shareholders

JIMH is ultimately owned by Jardine Matheson Holdings Limited ("JMH"), which is the deemed controlling shareholder of JC&C by virtue of its interest in Jardine Strategic Holdings Limited ("JSH"), the controlling shareholder of JC&C. JSH currently has a discloseable interest of 56.41% in JC&C. The Acquisition is regarded as an interested person transaction under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited as JIMH is considered to be an associate of JMH and JSH, and thus an "interested person" within the meaning of Chapter 9 of the Listing Manual.

Save as disclosed, none of the directors (except for JSH's representatives on the JC&C Board) or substantial shareholders of JC&C has any interest, direct or indirect, in the Acquisition. JSH's representatives on the JC&C Board have abstained from voting on the transaction.

Audit Committee's View on the Acquisition

JC&C's Audit Committee (other than the JSH representatives on the Committee) is of the view that the Acquisition is on normal commercial terms and is not prejudicial to the interests of JC&C and its minority shareholders.

Current Total of Interested Person Transactions

The Acquisition is the second interested person transaction for the JC&C Group (excluding transactions less than S$100,000, and transactions carried out under JC&C's general mandate for transactions with interested persons) in the current financial year, after the acquisition of a 33.7% stake in PT Tunas Ridean Tbk which was announced on 26 March 2004.

The value of the two interested person transactions when aggregated together is approximately US$30.7 million. This represents approximately 3.2% of the audited consolidated net tangible assets of the JC&C Group of US$972.7 million as at 31 December 2003, being the latest published audited results of the JC&C Group.

Save as aforesaid, no other interested person transaction has been entered into with the Jardine Matheson Group in the current financial year to-date.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/05/2004 to the SGX

MASNET No. 39 OF 07.05.2004
Announcement No. 39

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

SALE OF NEW ZEALAND INTERESTS

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it has today entered into agreements with Sime Singapore Limited ("Sime") relating to the sale to Sime (the "Sale") of JC&C's wholly-owned subsidiaries in New Zealand, namely, Truck Investments Limited, UD Truck Distributors (NZ) Limited, Cycle & Carriage (City) Limited, Cycle & Carriage (Pakuranga) Limited and Cycle & Carriage (North Shore) Limited (the "Companies"). Pursuant to the Sale, JC&C will sell and transfer its entire shareholding interest in the Companies to Sime or a related company of Sime.

Truck Investments Limited is the largest independent distributor of heavy vehicles in New Zealand, distributing Hino, Renault and Mack vehicles. It has the only nationwide parts and service network for trucks and commercial vehicles.

UD Truck Distributors (NZ) Limited, Cycle & Carriage (City) Limited, Cycle & Carriage (Pakuranga) Limited and Cycle & Carriage (North Shore) Limited operate the Nissan Diesel heavy trucks and Kia distributorships and Nissan, Mitsubishi, Kia and Suzuki dealerships.

The Sale is conditional upon, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the Companies' motor franchises. Subject as aforesaid, completion of the Sale is estimated to take place in June 2004. Upon completion of the Sale, JC&C will cease to have any interest in the Companies.

The consideration for the Sale, arrived at on commercial arms length basis, is estimated at NZ$85.4 million (US$54.2 million) having reference to the net tangible asset of the Companies as at 31 December 2003. The consideration is subject to adjustment after completion to take into account the shareholders' equity of the Companies as at the month end closest to the completion date.

Had the Sale taken place on 31 December 2003, JC&C's consolidated earnings per share would have increased by approximately 12% to US¢75.9 and its consolidated net tangible assets per share would have increased by approximately 2% to US$3.02 as at 31 December 2003.

The Sale is in line with JC&C's strategy of focusing on its automotive businesses in Southeast Asia. The divestment of its New Zealand businesses is a progression of the strategy.

None of the directors or substantial shareholders of JC&C has any interest, direct or indirect, in the Sale.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/05/2004 to the SGX

MASNET No. 148 OF 30.04.2004
Announcement No. 193

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

First Quarter 2004 Consolidated Financial Statements of PT Astra International Tbk

We attach for information the Consolidated Financial Statements for the first quarter 2004, together with a press release, announced by PT Astra International Tbk to the Jakarta Stock Exchange today.

2004-1Q Astra Conso Financial Statement 2004-1Q Astra Press Release.p

Submitted by Ho Yeng Tat, Group Company Secretary on 30/04/2004 to the SGX

Astra net income Rp. 1.24 Trillion, rose by 46.7%

JAKARTA: PT Astra International Tbk and Subsidiaries ("ASII or Company") today discloses its 2004 unaudited first quarter financial result (January to March period). The Company booked a higher net revenue of Rp 8.76 trillion in 2004, compared to Rp 7.67 trillion in 2003. This increase was contributed primarily by the automotive, financial services and agribusines divisions. ASII achieved Rp 1.24 trillion net income in 2004, an increase of 46.7% compared to Rp 0.84 trillion in 2003.

"Our net income rose significantly by 46.7% due to contribution from automotive, financial services and agribusiness divisions as well as gain on sale of Pramindo investment amounting to Rp. 246 billion," said Budi Setiadharma, President Director of ASII.

As a result of higher revenues from subsidiaries, gross profit rose by 10.3% amounted to Rp 1.98 trillion in 2004, from Rp 1.79 trillion in 2003. However, gross profit margin slightly decreased to 22.6% in 2004, from 23.3% in the previous year. This was mainly as a result of the deconsolidation of PT Toyota Astra Motor, the Toyota vehicle distribution company, from August 2003.

Equity in net income of associates and jointly controlled entities increased by 13.3% to Rp 470 billion in 2004, as a result of increase in motorcycle sales of PT Astra Honda Motor. ASII recorded higher net other income of Rp 407 billion in 2004 compared to Rp 55 billion in 2003. The increase was due to the gain on sale of Pramindo investment, declining debt level and lower interest expense.

Total outstanding loan USD 247 million, DER 0.02 times

During the first quarter of 2004, PT Astra International Tbk (Parent Company) has made a further prepayment of debt amounting to USD 80 million. As a result, the Company's total outstanding loan dropped to the equivalent of USD 247 million reducing its net debt to equity ratio significantly to 0.02 times.

Increase in car market share from 42% to 46%

Despite higher sales volume from automobiles and motorcycle divisions, net revenue from automotive division in 2004 was only slightly higher from Rp 4.91 trillion in 2003 to Rp 5.06 trillion in 2004. Although PT Toyota Astra Motor has been deconsolidated, increased sales of the lower priced vehicles Avanza and Xenia helped improve the net revenue to the Company.

Sales of automobiles by Astra increased from 34,761 units in 2003 to 47,715 units in 2004 which has increased in the Company's market share from 42.0% in 2003 to 46.0%

in 2004. Sales of Honda motorcycles rose by 18.3%, from 392,504 units in 2003 to 464,422 units in 2004, however the total market share fell from 57.1% to 49.0%. Total national motorcycle demand increased significantly at 38% as a result of better economy and political conditions, more variety of lower cost motorcycles introduced by competitors as well as more financial institutions offered lower interest rate to promote consumer loan.

"As a result of significant sales of the Avanza and Xenia, our car market share increased to 46% in first quarter 2004 compared with 42% in the same period of 2003," added Budi.

The increase in automobiles and motorcycle sales has had a positive impact on the Company's financial services division. The number of motorcycles financed grew by 48% from 97,493 units in 2003 to 144,314 units in 2004 while that of automobiles rose by 49.6%, from 14,120 units to 21,124 units.

Agribusiness division continues to enjoy better performance as a result of higher CPO production volume and CPO price. Sales volume of CPO grew by 39.1% to 170,743 tons in 2004, compared to 122,763 tons in 2003, while the average sales price of CPO rose by 8.2%, from Rp 3,570/kg in 2003 to Rp 3,863/kg in 2004.

"We believe our success is achieved through the help and cooperation from all stakeholders. At the end, it is our objective to provide best service to our customers and to maximize the shareholders' value," closed Budi.

Note: All figures are taken from first quarter 2004 unaudited financial statements and compared with first quarter 2003 year on year.

Jakarta, 30 April 2004

Aminuddin
Corporate Secretary

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN KEUANGAN KONSOLIDASIAN/
CONSOLIDATED FINANCIAL STATEMENTS

31 MARET/*MARCH* 2004 DAN/*AND* 2003

TIDAK DIAUDIT/*UNAUDITED*

NERACA KONSOLIDASIAN
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
AKTIVA				***ASSETS***
Aktiva lancar				***Current assets***
Kas dan setara kas	5,252,352	2a, 4	5,027,694	*Cash and cash equivalents*
Investasi jangka pendek	955,081	2a, 2j	385,243	*Short-term investments*
Piutang usaha (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 14.192 pada 31/03/2004 dan Rp 45.120 pada 31/03/2003) :				*Trade receivables (net of provision for doubtful accounts of Rp 14,192 at 31/03/2004 and Rp 45,120 at 31/03/2003) :*
Pihak yang mempunyai hubungan istimewa	117,683	2c, 2d, 5, 25e	243,552	*Related parties*
Pihak ketiga	1,788,848	2d, 5	1,608,724	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 18.015 pada 31/03/2004 dan Rp 16.538 pada 31/03/2003)	97,459	2d, 2n, 6	428,239	*Other receivables (net of provision for doubtful accounts of Rp 18,015 at 31/03/2004 and Rp 16,538 at 31/03/2003)*
Persediaan (setelah dikurangi penyisihan sebesar Rp 27.624 pada 31/03/2004 dan Rp 46.665 pada 31/03/2003)	1,776,397	2e, 7	2,713,618	*Inventories (net of provision of Rp 27,624 at 31/03/2004 and Rp 46,665 at 31/03/2003)*
Pajak dibayar di muka	440,752	2s, 8a	419,721	*Prepaid taxes*
Pembayaran dimuka lainnya	260,106		337,079	*Other prepayments*
Jumlah aktiva lancar	10,688,678		11,163,870	***Total current assets***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
Aktiva tidak lancar				***Non-current assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	974,344	2a, 4	1,411,017	*Restricted cash and time deposits*
Dana pelunasan obligasi	18,460	20	5,062	*Bond sinking funds*
Piutang pembiayaan (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 386.052 pada 31/03/2004 dan Rp 250.040 pada 31/03/2003)	5,538,075	2f, 2g, 9	3,073,436	*Financing receivables (net of provision for doubtful accounts of Rp 386,052 at 31/03/2004 and Rp 250,040 at 31/03/2003)*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 21.480 pada 31/03/2004 dan Rp 28.980 pada 31/03/2003) :				*Other receivables (net of provision for doubtful accounts of Rp 21,480 at 31/03/2004 and Rp 28,980 at 31/03/2003) :*
Pihak yang mempunyai hubungan istimewa	915,149	2c, 2d, 6, 25f	374,273	*Related parties*
Pihak ketiga	8,044	2d, 2n, 6	5,694	*Third parties*
Investasi pada perusahaan asosiasi dan *jointly controlled entities*	3,353,873	2i, 10	4,081,058	*Investment in associates and jointly contolled entities*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 1.003 pada 31/03/2004 dan Rp 5.667 pada 31/03/2003)	133,354	2j	56,081	*Other long term investments (net of provision for decline in value of Rp 1,003 at 31/03/2004 and Rp 5,667 at 31/03/2003)*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 3.213.538 pada 31/03/2004 dan Rp 4.121.303 pada 31/03/2003)	5,868,409	2l, 11	6,459,635	*Fixed assets (net of accumulated depreciation of Rp 3,213,538 at 31/03/2004 and Rp 4,121,303 at 31/03/2003)*
Goodwill	265,311	2b	277,735	*Goodwill*
Aktiva pajak tangguhan	463,883	2s, 8d	1,264,866	*Deferred tax assets*
Aktiva lain-lain	449,445	2k, 2m, 12	426,673	*Others assets*
Jumlah aktiva tidak lancar	17,988,347		17,435,530	***Total non-current assets***
JUMLAH AKTIVA	28,677,025	24	28,599,400	***TOTAL ASSETS***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah,
kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah,
except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
KEWAJIBAN DAN EKUITAS				*LIABILITIES AND EQUITY*
Kewajiban jangka pendek				*Current liabilities*
Pinjaman jangka pendek	894,742	13	1,543,286	*Short-term loans*
Hutang usaha :				*Trade payables :*
Pihak yang mempunyai hubungan istimewa	1,102,556	2c, 14, 25g	1,005,444	*Related parties*
Pihak ketiga	766,977	14	1,274,432	*Third parties*
Hutang lain-lain	704,199	2h, 2n	264,685	*Other payables*
Uang jaminan pembelian dari pelanggar dan uang muka penjualan	364,269	2r	226,937	*Purchases guarantee from customer and sales advances*
Hutang pajak	482,913	2s, 8b	446,102	*Taxes payable*
Biaya yang masih harus dibayar	852,770		1,191,477	*Accrued expenses*
Kewajiban diestimasi	279,160	2t, 15	-	*Provisions*
Penghasilan tangguhan	558,346	2r	612,520	*Unearned income*
Bagian jangka pendek dari hutang jangka panjang :				*Current portion of long-term debt :*
Hutang bank dan pinjaman lain-lain	700,556	16	1,308,592	*Bank and other loans*
Obligasi	1,042,397	17	513,903	*Bonds*
Sewa guna usaha	7,739		8,772	*Finance leases*
Jumlah kewajiban jangka pendek	7,756,624		8,396,150	***Total current liabilities***
Kewajiban jangka panjang				*Non-current liabilities*
Hutang lain-lain :				*Other payables :*
Pihak yang mempunyai hubungan istimewa	20,051	2c, 25h	27,017	*Related parties*
Pihak ketiga	190,468	2k, 2n	33,644	*Third parties*
Penghasilan tangguhan	54,479	2r	24,610	*Unearned income*
Kewajiban pajak tangguhan	162,426	2s, 8d	185,730	*Deferred tax liabilities*
Kewajiban diestimasi	163,564	2t, 15	472,236	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian jangka pendek:				*Long-term debt - net of current portion:*
Hutang bank dan pinjaman lain-lain	1,536,791	16	4,659,671	*Bank and other loans*
Obligasi	3,890,308	17	3,436,442	*Bonds*
Sewa guna usaha	7,600		8,689	*Finance leases*
Jumlah kewajiban jangka panjang	6,025,687		8,848,039	***Total non-current liabilities***
Hak minoritas atas ekuitas anak perusahaan	1,927,781	2b, 18	2,616,238	***Minority interest in equity of subsidiaries***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
EKUITAS				***EQUITY***
Modal saham :				*Share capital :*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham				*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.046.897.314 saham pada 31/03/2004 dan 4.013.783.116 saham pada 31/03/2003	2,023,449	19	2,006,892	*Issued and fully paid 4,046,897,314 shares at 31/03/2004 and 4,013,783,116 shares at 31/03/2003*
Tambahan modal disetor	1,102,002	2q, 20	1,154,361	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	21	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	2u	124,361	*Difference arising from restructuring transactions of entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,036,135	2i	1,406,057	*Difference arising from equity transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	2b	(6,576)	*Exchange difference due to financial statement translation*
Akumulasi penyesuaian nilai wajar investasi	(338,502)	2j	(359,366)	*Investment fair value revaluation reserve*
Saldo laba yang telah ditentukan penggunaannya	44,700	21	4,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	8,551,243		3,978,423	*Unappropriated retained earnings*
Jumlah ekuitas	12,966,933		8,738,973	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	28,677,025		28,599,400	***TOTAL LIABILITIES AND EQUITY***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED
31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah,
except net earnings per share)

	2004 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2003 Tidak diaudit/ *Unaudited*	
Penghasilan bersih	8,755,312	2r, 22, 24	7,671,934	*Net revenues*
Beban pokok penghasilan	(6,779,334)	2r, 24	(5,880,921)	*Cost of revenues*
Laba kotor	1,975,978		1,791,013	***Gross profit***
Beban usaha	(1,082,944)	2r, 23	(944,467)	*Operating expenses*
Laba usaha	893,034	24	846,546	***Operating income***
Penghasilan/(beban) lain-lain :				***Other income /(expenses) :***
Keuntungan penjualan investasi	262,329		4,238	*Gain on sale of investments*
Penghasilan bunga	145,153		102,219	*Interest income*
Penyisihan kerugian atas investasi dan opsi	17,137		(24,218)	*Provision for loss on investment and option*
Keuntungan dari penjualan aktiva tetap	7,870	2l, 11	26,354	*Gain on sale of fixed assets*
Keuntungan pembelian kembali hutang	-		2,546	*Gain on debt buy backs*
Selisih lebih biaya pengembangan perkebunan plasma atas nilai konversinya	(7,693)	2k	(2,502)	*Excess plasma development costs over conversion value*
(Kerugian)/keuntungan selisih kurs	(8,629)	2o	27,677	*Foreign exchange (losses)/gain*
Beban bunga	(114,943)	24	(188,604)	*Interest expense*
Penghasilan lain-lain	105,714		106,929	*Other income*
	406,938		54,639	
Bagian laba bersih perusahaan asosiasi dan *jointly controlled entities*	469,979	10	414,662	***Equity in net income of associates and jointly controlled entities***
Laba sebelum pajak penghasilan	1,769,951		1,315,847	***Profit before income tax***
Beban pajak penghasilan	(385,762)	2s, 8c	(273,695)	***Income tax expense***
Laba dari aktivitas normal	1,384,189		1,042,152	***Profit from ordinary activities***
Kerugian luar biasa, setelah pajak penghasilan	-	16a	(49)	***Extraordinary loss, net of income tax***
Laba sebelum hak minoritas	1,384,189		1,042,103	***Income before minority interest***
Hak minoritas atas laba bersih anak perusahaan	(148,919)	2b, 18	(199,791)	***Minority interest in net income of subsidiaries***
Laba bersih	1,235,270		842,312	***Net income***
Laba bersih per saham :				***Net earnings per share :***
Dasar (dalam satuan Rupiah)	305	2v, 26	210	*Basic (full Rupiah)*
Dilusian (dalam satuan Rupiah)	305	2v, 26	209	*Diluted (full Rupiah)*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian

The accompanying notes form an integral part of these consolidated financial statements

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK TIGA BULAN YANG BERAKHIR 31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,136,111	6,498,561	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	842,312	842,312	*Net income*
Penerbitan saham	702,848	-	-	-	-	-	-	-	-	702,848	*Shares issued*
Tambahan modal disetor	-	701,152	-	-	-	-	-	-	-	701,152	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	1,055	-	-	-	-	1,055	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	(6,955)	-	-	(6,955)	*Investment fair value revaluation*
Saldo 31 Maret 2003 - Tidak diaudit	2,006,892	1,154,361	430,121	124,361	1,406,057	(6,576)	(359,366)	4,700	3,978,423	8,738,973	*Balance at 31 March 2003 - Unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK TIGA BULAN YANG BERAKHIR 31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2004	2,017,688	1,099,259	430,121	124,361	1,030,643	(6,576)	(345,457)	44,700	7,315,973	11,710,712	*Balance at 1 January 2004*
Laba bersih	-	-	-	-	-	-	-	-	1,235,270	1,235,270	*Net income*
Penerbitan saham	5,761	-	-	-	-	-	-	-	-	5,761	*Shares issued*
Tambahan modal disetor	-	2,743	-	-	-	-	-	-	-	2,743	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	5,492	-	-	-	-	5,492	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	6,955	-	-	6,955	*Investment fair value revaluation*
Saldo 31 Maret 2004 - Tidak diaudit	2,023,449	1,102,002	430,121	124,361	1,036,135	(6,576)	(338,502)	44,700	8,551,243	12,966,933	*Balance at 31 March 2004 - Unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED
31 MARCH 2004 AND 2003
(Expressed in milions of Rupiah)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
Arus kas dari aktivitas operasi			***Cash flows from operating activities***
Penerimaan dari pelanggan	8,117,107	7,216,260	*Receipts from customers*
Penghasilan bunga yang diterima	134,704	54,847	*Interest income received*
Pembayaran kepada pemasok	(6,239,069)	(5,166,611)	*Payments to suppliers*
Pembayaran kepada karyawan	(457,147)	(409,426)	*Payments to employees*
Pembayaran beban usaha	(583,068)	(549,454)	*Payments for operating expenses*
Penurunan kas dan deposito berjangka yang dibatasi penggunaannya sehubungan dengan *margin deposit* atas fasilitas *letter of credit*	7,156	7,854	*Deductions of restricted cash and time deposits in respect of margin deposits for letter of credit facilities*
Pembayaran pajak penghasilan	(320,807)	(463,689)	*Payments of corporate income tax*
Penerimaan dari aktivitas operasi lainnya	104,682	8,549	*Receipts from other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	763,558	698,330	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi			***Cash flows from investing activities***
Penambahan penempatan jangka pendek	(182,189)	(18,916)	*Additions to short-term investments*
Dividen kas yang diterima	375,667	-	*Cash dividends received*
Hasil penjualan investasi jangka panjang	572,818	154,792	*Proceeds from sale of long-term investments*
Penerimaan dari pengembalian uang muka investasi dalam konsorsium	75,859	77,714	*Advances returned from investments in consortium*
Hasil penjualan aktiva tetap dan aktiva yang belum digunakan dalam usaha	18,887	40,393	*Proceeds from sale of fixed assets and assets not used in operation*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(304,789)	(226,080)	*Acquisitions of fixed assets and assets not used in operation*
Penambahan biaya tangguhan	(900)	(45,028)	*Additions to deferred charges*
Hasil bersih penjualan untuk pelepasan anak perusahaan	14,692	-	*Net proceeds from disposal of subsidiaries*
Pembayaran kepada pihak yang mempunyai hubungan istimewa	(5,976)	(20,388)	*Payments to related parties*
Penambahan proyek perkebunan plasma	(6,926)	(639)	*Additions to plasma projects*
Penambahan investasi jangka panjang	(2,384)	(21,323)	*Additions to long-term investments*
Arus kas bersih yang diperoleh dari/ (digunakan untuk) aktivitas investasi	554,759	(59,475)	***Net cash flows provided from/ (used in) investing activities***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED
31 MARCH 2004 AND 2003
(Expressed in milions of Rupiah)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
Arus kas dari aktivitas pendanaan			***Cash flows from financing activities***
Perolehan hutang jangka panjang	996,670	26,446	*Proceeds from long-term loans*
Penerimaan dari anjak piutang	131,526	-	*Proceeds from factoring of receivables*
Pembayaran kewajiban anjak piutang	(100,745)	(26,659)	*Payment of factoring payables*
(Pembayaran)/penerimaan bersih pinjaman jangka pendek	(498,677)	326,276	*Net (repayment of)/proceeds from short-term loans*
Penambahan modal saham	8,505	1,403,999	*Proceeds from issuance of share capital*
Hasil pelaksanaan Opsi Saham Karyawan pada anak perusahaan	9,620	8,886	*Proceeds from exercise of Employee Stock Option Plans of subsidiaries*
Pembayaran kembali hutang jangka panjang	(987,231)	(800,636)	*Repayment of long-term loans*
Pembayaran bunga	(119,550)	(150,425)	*Interest paid*
Pembayaran dividen kas	(5,657)	(4,094)	*Payment of cash dividend*
Penurunan/(penambahan) kas dan deposito berjangka yang dibatasi penggunaannya	10,137	(1,315,458)	*Reductions in/(additions to) restricted cash and time deposits*
(Penambahan)/penurunan dana pelunasan obligasi	(5,371)	148,551	*(Additions to)/reductions in bond sinking funds*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(560,773)	(383,114)	***Net cash flows used in financing activities***
Kenaikan bersih kas dan setara kas	757,544	255,741	***Net increase in cash and cash equivalents***
Kas dan setara kas pada awal periode	4,550,960	4,779,330	***Cash and cash equivalents at the beginning of the period***
Dampak perubahan selisih kurs terhadap kas dan setara kas	(56,152)	(7,377)	***Effect of foreign exchange changes on cash and cash equivalents***
Kas dan setara kas pada akhir periode	5,252,352	5,027,694	***Cash and cash equivalents at the end of the period***
Kegiatan yang tidak mempengaruhi arus kas :			***Activities not affecting cash flows :***
Keuntungan/(kerugian) yang belum direalisasi atas efek tersedia untuk dijual	6,955	(6,955)	*Unrealised gains/(losses) on securities available for sale*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

(Expressed in millions of Rupiah)

1. UMUM

PT Astra International Tbk. ("Perseroan") didirikan pada tahun 1957 dengan nama PT Astra International Incorporated, berdasarkan Akta Notaris Sie Khwan Djioe No. 67 tanggal 20 Februari 1957. Akta pendirian ini disahkan oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. J.A.5/53/5 tanggal 1 Juli 1957.

Anggaran Dasar Perseroan telah mengalami beberapa kali perubahan. Perubahan seluruh anggaran dasar agar sesuai dengan Undang Undang Perseroan Terbatas No. 1 tahun 1995 dilakukan dengan Akta Notaris Benny Kristianto No. 61 tanggal 11 Juni 1997. Perubahan ini disetujui oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. C2-6452HT.01.04.Th.97 tanggal 9 Juli 1997. Perubahan terakhir dilakukan dengan Akta Notaris P.S.A. Tampubolon, S.H. No. 30 tanggal 25 Maret 1999. Perubahan tersebut meliputi pemberian wewenang kepada direksi Perseroan untuk melakukan penerbitan saham dan/atau efek bersifat ekuitas tanpa memberikan hak kepada para pemegang saham untuk memesan terlebih dahulu saham yang diterbitkan menurut peraturan pasar modal yang berlaku saat itu dan dengan persetujuan dari Rapat Umum Pemegang Saham. Perubahan Anggaran Dasar ini telah dilaporkan kepada Menteri Kehakiman Republik Indonesia dan telah diterima dan dicatat berdasarkan Surat Keputusan No. C2-5625.HT.01.04.Th.99 tanggal 30 Maret 1999.

Perseroan berdomisili di Jakarta, Indonesia dengan kantor pusat berlokasi di Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta. Perseroan memulai kegiatan komersialnya pada tahun 1957.

Pada tahun 1990, Perseroan melalui penawaran umum perdana menawarkan kepada masyarakat sejumlah 30 juta lembar saham dengan nilai nominal Rp 1.000 (dalam satuan Rupiah) per saham dengan harga penawaran sebesar Rp 14.850 (dalam satuan Rupiah) per saham. Pada tahun 1994, Perseroan melalui penawaran umum terbatas dengan hak memesan saham terlebih dahulu menawarkan 48.439.600 saham dengan harga Rp 13.850 (dalam satuan Rupiah) per saham. Pada tahun yang sama, Perseroan membagikan saham bonus yang berasal dari kapitalisasi tambahan modal disetor sejumlah Rp 871,9 miliar atau setara dengan 871.912.800 saham.

1. GENERAL

PT Astra International Tbk. (the "Company") was established in 1957 under the name of PT Astra International Incorporated, based on Notarial Deed No. 67 of Sie Khwan Djioe dated 20 February 1957. This deed was approved by the Minister of Justice of the Republic of Indonesia in decision letter No. J.A.5/53/5 dated 1 July 1957.

The Company's Articles of Association have been amended several times. Amendments to the Articles of Association to conform with Company Law No. 1 of 1995 were effected by Notarial Deed No. 61 of Benny Kristianto dated 11 June 1997. The amendment was approved by the Minister of Justice in decision letter No. C2-6452HT.01.04.Th.97 dated 9 July 1997. The latest amendment was through Notarial Deed No. 30 of P.S.A. Tampubolon, S.H. dated 25 March 1999. This amendment included the authority granted to the Company's directors to conduct rights issues without pre-emptive rights to existing shareholders under the existing regulations of the capital market, subject to shareholders' approval at a General Shareholders' Meeting. The amendment was reported to the Minister of Justice of the Republic of Indonesia and was received and noted in decision letter No. C2-5625.HT.01.04.Th.99 dated 30 March 1999.

The Company is domiciled in Jakarta, Indonesia with its head office located at Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta. The Company commenced commercial operations in 1957.

In 1990, the Company through an initial public offering offered 30 million of its shares with a par value of Rp 1,000 (full Rupiah) per share at the offering price of Rp 14,850 (full Rupiah) per share. In 1994, the Company through a limited public offering with a rights issue offered 48,439,600 shares at the price of Rp 13,850 (full Rupiah) per share. In the same year, the Company distributed bonus shares from the capitalisation of additional paid-in capital amounting to Rp 871.9 billion, or equivalent to 871,912,800 shares.

(Expressed in millions of Rupiah)

Pada tahun 1997, sebagian pemegang obligasi konversi mengkonversikan obligasinya menjadi 280.837 saham Perseroan. Pada tahun yang sama, Perseroan melakukan pemecahan nilai nominal saham dari Rp 1.000 (dalam satuan Rupiah) per saham menjadi Rp 500 (dalam satuan Rupiah) per saham yang mengakibatkan peningkatan dalam jumlah saham yang beredar sebanyak 1.162.831.237 saham.

In 1997, certain convertible bondholders converted their bonds into 280,837 shares of the Company. In the same year, the Company conducted a stock split from Rp 1,000 (full Rupiah) per share to Rp 500 (full Rupiah) per share, resulting in an increase in the number of shares outstanding of 1,162,831,237 shares.

Pada tahun 1999, sehubungan dengan restrukturisasi hutangnya, Perseroan menerbitkan 258.398.155 *rights* kepada para kreditur dan pemegang obligasi Seri III, dimana setiap pemegang satu *right* berhak untuk membeli satu saham Perseroan dengan harga Rp 500 (dalam satuan Rupiah) per saham. *Rights* ini dapat dieksekusi sejak tanggal 1 Juli 1999 hingga tanggal 7 Januari 2004 (diperdagangkan sejak tanggal 1 Juli 1999 hingga tanggal 31 Desember 2003). Pada tanggal 31 Maret 2004, sejumlah 253.158.665 (2003: 226.970.467) saham telah diterbitkan sehubungan dengan eksekusi *rights* ini.

In 1999, in relation to its debt restructuring, the Company issued 258,398,155 rights to its Series III creditors and bondholders, which allowed holders to purchase one share of the Company for every right held at the price of Rp 500 (full Rupiah) per share. The rights were exercisable from 1 July 1999 until 7 January 2004 (traded from 1 July 1999 until 31 December 2003). As at 31 March 2004, 253,158,665 (2003: 226,970,467) shares had been issued as a result of the rights exercised.

Pada bulan Mei 1999, para pemegang saham Perseroan menyetujui untuk memberikan 70 juta saham Perseroan sebagai kompensasi berbasis saham bagi karyawan dan eksekutif Perseroan melalui program Opsi Saham Karyawan. Pada tanggal 31 Maret 2004, sejumlah 63.296.000 (2003: 56.370.000) saham telah diterbitkan sehubungan dengan eksekusi opsi saham karyawan tersebut (lihat Catatan 28 untuk informasi rinci mengenai Opsi Saham Karyawan ini).

In May 1999, the shareholders agreed to grant 70 million shares of the Company as stock-based compensation to the Company's employees and executives through its Employee Stock Option Plans. As at 31 March 2004 63,296,000 (2003: 56,370,000) shares had been issued as a result of the rights exercised (refer to Note 28 for details of Employee Stock Option Plans).

Pada tanggal 20 Desember 2002, Pernyataan Pendaftaran sehubungan dengan "Penawaran Umum Terbatas II (PUT II) kepada para pemegang saham dalam rangka penerbitan Hak Memesan Efek Terlebih Dahulu" (HMETD) yang disampaikan oleh Perseroan kepada Badan Pengawas Pasar Modal ("Bapepam") dinyatakan efektif. Setiap pemegang 13 saham Perseroan berhak atas 7 HMETD untuk membeli 7 saham baru dengan harga penawaran Rp 1,000 (dalam satuan Rupiah) per saham. PUT II tersebut diselesaikan pada tanggal 5 Februari 2003 dengan menerbitkan 1.404.780.175 lembar saham.

On 20 December 2002, the Company's Registration Statement in connection with Limited Public Offering II ("LPO II") to the shareholders in respect of a rights issue submitted to the Capital Markets Supervisory Board ("Bapepam") became effective. For every 13 existing shares, the holder was entitled to buy 7 rights to buy 7 new shares at a subscription price of Rp 1,000 (full Rupiah) per share. LPO II was completed on 5 February 2003, resulting in the issue of 1,404,780,175 shares.

Seluruh saham Perseroan telah dicatatkan pada Bursa Efek Jakarta dan Surabaya.

All of the Company's issued shares are listed on the Jakarta and Surabaya Stock Exchanges.

Ruang lingkup kegiatan utama Perseroan dan anak perusahaan meliputi perakitan dan penyaluran mobil, sepeda motor berikut suku cadangnya, pertambangan, pengembangan perkebunan, jasa keuangan, dan teknologi informasi.

The Company's and subsidiaries' main activities are the assembly and distribution of automobiles, motorcycles and their related spare parts, mining, the development of plantations, financial and information technology services.

(Expressed in millions of Rupiah)

Dengan mengacu kepada Catatan 2b Perseroan mengkonsolidasi perusahaan-perusahaan berikut ini:

Refering to Note 2b, the Company consolidates the following entities:

	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2004	2003	
OTOMOTIF					*AUTOMOTIVE*
PT Aryaloka Sentana dan anak perusahaan (i)	1988	-	-	1,432,176	*PT Aryaloka Sentana and subsidiary (i)*
PT Arya Kharisma dan anak perusahaan (i)	1988	100.00	1,149,537	17,360	*PT Arya Kharisma and subsidiary (i)*
PT Astra France Motor	1972	100.00	128,619	130,134	*PT Astra France Motor*
PT Astra Isuzu Casting Company (ii)	2001	-	-	302,689	*PT Astra Isuzu Casting Company (ii)*
PT Astra Nissan Diesel Indonesia	1984	75.00	326,798	256,465	*PT Astra Nissan Diesel Indonesia*
PT Astra Otoparts Tbk. dan anak perusahaan (iii)	1991	86.45	2,157,750	1,879,486	*PT Astra Otoparts Tbk. and subsidiaries (iii)*
PT Astra Persada Dinamika	1996	100.00	7,457	7,778	*PT Astra Persada Dinamika*
PT Gaya Motor	1968	100.00	172,827	164,543	*PT Gaya Motor*
PT Inti Pantja Press Industri	1990	89.36	234,011	237,032	*PT Inti Pantja Press Industri*
PT Pulogadung Pawitra Laksana	1980	100.00	81,614	78,665	*PT Pulogadung Pawitra Laksana*
PT Serasi Autoraya dan anak perusahaan	1990	100.00	993,875	723,553	*PT Serasi Autoraya and subsidiary*
PT Suryanusa Sepeda Motor Indonesia	1996	100.00	16,622	19,262	*PT Suryanusa Sepeda Motor Indonesia*
PT Sinar Inti Telaga	1984	100.00	3,593	3,499	*PT Sinar Inti Telaga*
PT Tjahja Sakti Motor Corporation	1962	100.00	611,622	910,175	*PT Tjahja Sakti Motor Corporation*
PT Toyota Motor Manufacturing Indonesia (dahulu PT Toyota Astra Motor/ TAM lama) (iv)	1972	5.00	-	3,417,180	*PT Toyota Motor Manufacturing Indonesia (formerly PT Toyota Astra Motor/ Old TAM) (iv)*
JASA KEUANGAN					***FINANCIAL SERVICES***
Astra Overseas Finance BV	1994	100.00	1,357,302	2,646,665	*Astra Overseas Finance BV*
PT Astra Mitra Ventura	1991	99.74	27,917	26,639	*PT Astra Mitra Ventura*
PT Federal International Finance	1989	100.00	2,044,859	1,183,712	*PT Federal International Finance*
PT Sedaya Multi Investama dan anak perusahaan	1989	100.00	1,547,457	1,226,321	*PT Sedaya Multi Investama and subsidiaries*

(Expressed in millions of Rupiah)

	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2004	2003	
JASA KEUANGAN					***FINANCIAL SERVICES***
PT Astra Multi Finance	1991	54.00	291,617	329,260	*PT Astra Multi Finance*
PT Astra Sedaya Finance	1982	53.00	3,963,282	1,975,373	*PT Astra Sedaya Finance*
PT Sedaya Pratama	1993	53.00	171,200	141,267	*PT Sedaya Pratama*
PT Estika Sedaya Finance	1989	27.03	83,392	85,986	*PT Estika Sedaya Finance*
PT Stacomitra Sedaya Finance	1990	31.80	181,086	110,932	*PT Stacomitra Sedaya Finance*
PT Swadharma Bakti Sedaya Finance	1986	29.15	103,857	146,336	*PT Swadharma Bakti Sedaya Finance*
PERKEBUNAN					***AGRIBUSINESS***
PT Astra Agro Lestari Tbk. dan anak perusahaan (iii)	1995	62.87	3,022,010	2,670,918	*PT Astra Agro Lestari Tbk. and subsidiaries(iii)*
TEKNOLOGI INFORMASI					***INFORMATION TECHNOLOGY***
PT Astra Graphia Tbk. dan anak perusahaan (iii)	1975	76.91	626,928	722,697	*PT Astra Graphia Tbk. and subsidiaries (iii)*
ALAT-ALAT BERAT					***HEAVY EQUIPMENT***
PT Traktor Nusantara dan anak perusahaan	1974	75.48	225,809	195,008	*PT Traktor Nusantara and subsidiary*
LAIN-LAIN					***OTHERS***
PT Astratel Nusantara dan anak perusahaan	1992	100.00	1,265,643	793,330	*PT Astratel Nusantara and subsidiary*
PT Astra Persada Raya	1996	100.00	11,234	12,083	*PT Astra Persada Raya*
PT Brahmayasa Bahtera	1970	100.00	101,986	101,950	*PT Brahmayasa Bahtera*
PT Intertel Nusaperdana	1989	100.00	377,035	256,326	*PT Intertel Nusaperdana*
PT Suryaraya Prawira	1994	100.00	95,869	150,681	*PT Suryaraya Prawira*

(i) Pada bulan Desember 2003, PT Aryaloka Sentana telah digabungkan dengan PT Arya Kharisma (lihat Catatan 3c).
(ii) Tidak dikonsolidasi sejak 15 Maret 2004 (lihat Catatan 3b).
(iii) Terdilusi sebagai akibat adanya saham baru sehubungan dengan opsi pemilikan saham karyawan.
(iv) Tidak dikonsolidasi sejak tanggal 1 Agustus 2003 (lihat Catatan 3c).

(i) In December 2003, PT Aryaloka Sentana merged with PT Arya Kharisma (refer to Note 3c).
(ii) No longer consolidated since 15 March 2004 (refer to Note 3b).
(iii) Diluted as a result of additional new shares issued in respect of employee stock options.
(iv) No longer consolidated since 1 August 2003 (refer to Note 3c).

Seluruh anak perusahaan berdomisili di Indonesia kecuali Astra Overseas Finance BV yang berdomisili di Belanda.

All subsidiaries are domiciled in Indonesia except for Astra Overseas Finance BV, which is domiciled in the Netherlands.

Terdapat anak perusahaan langsung dan tidak langsung dikontrol yang tidak dikonsolidasi karena anak perusahaan tersebut dalam proses likuidasi dan/atau tidak material. Anak perusahaan yang dimaksudkan adalah Myanmar Astra Chinte Motor Ltd, Astra International (HK) Ltd, Eutas Investment Pte Ltd.

There are subsidiaries directly and indirectly controlled, which are not consolidated as these subsidiaries are in the process of liquidation and/or are not material. These subsidiaries are Myanmar Astra Chinte Motor Ltd, Astra International (HK) Ltd, Eutas Investment Pte Ltd.

(Expressed in millions of Rupiah)

Susunan anggota Dewan Komisaris dan Direksi Perseroan adalah sebagai berikut:

The members of the Company's Boards of Commissioners and Directors are as follows:

	31/03/2004	31/03/2003	
Komisaris Kehormatan	Abdul Rachman Ramly	Abdul Rachman Ramly	***Honorary Chairman***
Dewan Komisaris			***Board of Commissioners***
Presiden Komisaris	Theodore Permadi Rachmat	Theodore Permadi Rachmat	*President Commissioner*
Wakil Presiden Komisaris	Benny Subianto	Benny Subianto	*Vice President Commissioner*
Komisaris Independen:	Benjamin Arman Suriadjaya	Benjamin Arman Suriadjaya	*Independent Commissioners:*
	Juwono Sudarsono	Juwono Sudarsono	
	Mari Elka Pangestu	Motonobu Takemoto	
	Djunaedi Hadisumarto		
	Motonobu Takemoto		
	Patrick Morris Alexander		
Komisaris:	Anthony John Liddell Nightingale	Anthony John Liddell Nightingale	*Commissioners:*
	Philip Eng Heng Nee	Vimala Menon	
	Neville Barry Venter	Philip Eng Heng Nee	
	Brian Richard Keelan	Neville Barry Venter	
	Adam Phillip Charles Keswick		
Direksi			***Board of Directors***
Presiden Direktur	Budi Setiadharma	Budi Setiadharma	*President Director*
Wakil Presiden Direktur	Michael Dharmawan Ruslim	Michael Dharmawan Ruslim	*Vice President Director*
Direktur:	Danny Bonifasius Walla	Danny Bonifasius Walla	*Directors:*
	Kour Nam Tiang	Kour Nam Tiang	
	John Stuart Anderson Slack	John Stuart Anderson Slack	
	Prijono Sugiarto	Prijono Sugiarto	
	Gunawan Geniusahardja	Gunawan Geniusahardja	

Pada tanggal 31 Maret 2004, Perseroan dan anak perusahaan mempunyai karyawan tetap kurang lebih 50.500 orang (2003: 51.100) dengan jumlah biaya karyawan untuk tiga bulan yang berakhir pada tanggal 31 Maret 2004 adalah kurang lebih Rp 472,3 miliar (2003: Rp 460 miliar).

As at 31 March 2004, the Company and subsidiaries had approximately 50,500 permanent employees (2003: 51,100) with total employee costs for the three months ended 31 March 2004 of approximately Rp 472.3 billion (2003: Rp 460 billion).

2. IKHTISAR KEBIJAKAN AKUNTANSI PENTING

Laporan keuangan konsolidasian Perseroan dan anak perusahaan telah disusun oleh direksi dan selesai pada tanggal 29 April 2004.

Berikut ini adalah ikhtisar kebijakan akuntansi penting yang diterapkan dalam penyusunan laporan keuangan konsolidasian yang sesuai dengan prinsip akuntansi yang berlaku umum di Indonesia.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The consolidated financial statements of the Company and subsidiaries were prepared by the directors and completed on 29 April 2004.

Presented below are the significant accounting policies adopted in preparing the consolidated financial statements, which are in conformity with generally accepted accounting principles in Indonesia.

a. Dasar penyusunan laporan keuangan konsolidasian

Laporan keuangan konsolidasian disusun berdasarkan konsep harga perolehan, kecuali untuk investasi efek yang diklasifikasi sebagai "untuk diperdagangkan" dan "tersedia untuk dijual" dan instrumen derivatif yang seluruhnya disajikan dengan nilai wajarnya serta aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan pemerintah (lihat Catatan 2j, 2l dan 2n).

Laporan keuangan konsolidasian juga disusun dengan menggunakan dasar akrual *(accrual basis)*, kecuali untuk laporan arus kas konsolidasian.

Laporan arus kas konsolidasian disusun dengan menggunakan metode langsung dengan mengelompokkan arus kas ke dalam kegiatan operasi, investasi dan pendanaan. Untuk tujuan laporan arus kas, kas dan setara kas mencakup kas, bank dan investasi jangka pendek yang jatuh tempo dalam waktu tiga bulan atau kurang, setelah dikurangi dengan cerukan.

Kas dan deposito berjangka yang dibatasi penggunaannya baik untuk melunasi pokok pinjaman dan biaya bunga, maupun yang ditempatkan sebagai *margin deposits* untuk fasilitas *letter of credit, guarantee deposits* atau untuk menampung dana hasil penerbitan saham baru serta dana hasil penjualan aktiva Perseroan disajikan sebagai "Kas dan deposito berjangka yang dibatasi penggunaannya".

Deposito berjangka dengan jangka waktu penempatan lebih dari tiga bulan tetapi tidak lebih dari satu tahun disajikan sebagai "Investasi jangka pendek".

Seluruh angka dalam laporan keuangan konsolidasian ini, kecuali dinyatakan secara khusus, dibulatkan menjadi jutaan Rupiah.

a. Basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared on the basis of historical cost, except for investments in securities classified as "trading" and "available for sale" and derivative financial instruments, which are all valued at fair value, and certain fixed assets which are stated at revalued amounts in accordance with government regulations (refer to Notes 2j, 2l and 2n).

The consolidated financial statements have also been prepared on the basis of the accruals concept, except for the consolidated statements of cash flows.

The consolidated statements of cash flows are prepared based on the direct method by classifying cash flows on the basis of operating, investing and financing activities. For the purpose of the statements of cash flows, cash and cash equivalents include cash on hand, cash in bank, and short-term investments with a maturity of three months or less, net of overdrafts.

Cash and time deposits which are either restricted for loan principal repayments and interest payments and placed as margin deposits for letter of credit facilities, guarantee deposits, or resulted from the net proceeds of any share issuance, and the net proceeds of assets sales of the Company, are classified as "Restricted cash and time deposits".

Time deposits with a maturity of more than three months but not more than one year are classified as "Short-term investments".

Figures in the consolidated financial statements are rounded to and stated in millions of Rupiah, unless otherwise stated.

b. Prinsip-prinsip konsolidasi

Laporan keuangan konsolidasian menggabungkan aktiva dan kewajiban pada tanggal 31 Maret 2004 dan 2003 dan hasil usaha untuk periode yang berakhir pada tanggal-tanggal tersebut dari Perseroan dan perusahaan-perusahaan dimana:

b. Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities as at 31 March 2004 and 2003 and results of operations for the periods then ended of the Company and entities in which:

- Perseroan memiliki penyertaan saham dengan hak suara lebih dari 50% baik langsung maupun tidak langsung dan Perseroan memiliki kemampuan untuk mengendalikan perusahaan-perusahaan tersebut; atau

- Perseroan memiliki penyertaan sebesar atau kurang dari 50% tetapi dapat dibuktikan adanya kemampuan untuk mengendalikan.

Seluruh transaksi dan saldo yang material antara perusahaan-perusahaan yang dikonsolidasi telah dieliminasi dalam penyajian laporan keuangan konsolidasian.

Hak minoritas atas hasil usaha dan ekuitas perusahaan-perusahaan yang dikendalikan Perseroan disajikan terpisah pada laporan laba rugi dan neraca konsolidasian.

Bila pengendalian atas suatu entitas diperoleh dalam periode berjalan, hasil usaha entitas tersebut dimasukkan dalam laporan laba rugi konsolidasian sejak tanggal pengendalian dimulai. Bila pengendalian berakhir dalam periode berjalan, hasil usaha entitas tersebut dimasukkan ke dalam laporan keuangan konsolidasian untuk periode dimana pengendalian masih berlangsung.

Aktiva dan kewajiban anak perusahaan yang berkedudukan di luar Indonesia, dijabarkan ke dalam mata uang Rupiah berdasarkan kurs tengah Bank Indonesia yang berlaku pada akhir periode yang bersangkutan. Pendapatan dan beban dijabarkan dengan kurs transaksi atau kurs rata-rata selama periode yang bersangkutan jika pendapatan dan beban diperoleh atau terjadi secara merata sepanjang periode itu. Selisih yang timbul dari penjabaran laporan keuangan anak perusahaan yang berkedudukan di luar Indonesia disajikan dalam akun "Akumulasi selisih kurs karena penjabaran laporan keuangan" dalam kelompok ekuitas pada neraca konsolidasian.

Kebijakan akuntansi yang digunakan dalam penyusunan laporan keuangan konsolidasian ini telah diterapkan secara konsisten oleh anak-anak perusahaan kecuali jika dinyatakan lain.

Goodwill merupakan selisih lebih antara harga perolehan investasi dengan nilai wajar aktiva bersih pada saat perolehan investasi. *Goodwill*

- *the Company has direct or indirect ownership of more than 50% of the voting rights and the Company has the ability to control; or*

- *the Company has equal or less than 50% but the Company has the ability to control.*

All material transactions and balances between consolidated companies have been eliminated in preparing the consolidated financial statements.

Minority interests in the results and equity of controlled entities are shown separately in the consolidated statements of income and balance sheets respectively.

Where control of an entity is obtained during a financial period, its results are included in the consolidated statement of income from the date on which control commences. Where control ceases during a financial period, its results are included in the consolidated financial statements for the part of the year during which control existed.

The assets and liabilities of foreign subsidiaries, based outside of Indonesia, are translated into Rupiah amounts based on middle rates published by Bank Indonesia as at period-end. Revenue and expenses have been translated using the rate on the date of the transaction, or an average rate when revenues and expenses are earned and incurred uniformly throughout the period. The resulting differences arising from translation of foreign subsidiaries' financial statements are presented as "Exchange difference due to financial statement translation" under the equity section in the consolidated balance sheets.

The accounting policies adopted in preparing the consolidated financial statements have been consistently applied by the subsidiaries unless otherwise stated.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets at the date of acquisition. Goodwill is

diamortisasi selama 20 tahun dengan menggunakan metode garis lurus, dengan pertimbangan bahwa taksiran masa manfaat ekonomis aktiva utama yang diakuisisi adalah 20 tahun.

amortised over a period of 20 years using the straight-line method, with consideration that the estimated useful lives of the main assets acquired through the investments is 20 years.

Lihat Catatan 2i untuk kebijakan akuntansi transaksi ekuitas anak perusahaan, perusahaan asosiasi dan *jointly controlled entities* ("perusahaan afiliasi").

Refer to Note 2i for the accounting policy related to equity transactions of subsidiaries, associates and jointly controlled entities ("affiliates").

c. Transaksi dengan pihak-pihak yang mempunyai hubungan istimewa

c. Transactions with related parties

Perseroan dan anak perusahaan mempunyai transaksi dengan pihak-pihak yang mempunyai hubungan istimewa. Definisi pihak yang mempunyai hubungan istimewa yang dipakai adalah sesuai dengan yang diatur dalam PSAK No. 7 "Pengungkapan Pihak-pihak yang Mempunyai Hubungan Istimewa".

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with PSAK No. 7 "Related Party Disclosures".

Seluruh transaksi yang material dengan pihak-pihak yang mempunyai hubungan istimewa telah diungkapkan dalam catatan atas laporan keuangan konsolidasian.

All major transactions with related parties are disclosed in the notes to the consolidated financial statements.

d. Piutang usaha dan lain-lain

d. Trade and other receivables

Piutang usaha dan lain-lain dinyatakan dalam jumlah neto setelah dikurangi dengan penyisihan piutang ragu-ragu, yang diestimasi berdasarkan review atas kolektibilitas saldo piutang. Piutang dihapuskan pada saat piutang tersebut dipastikan tidak akan tertagih.

Trade and other receivables are stated net of a provision for doubtful accounts, based on a review of the collectibility of outstanding amounts. Accounts are written-off as bad debts during the period in which they are determined to be not collectible.

e. Persediaan

e. Inventories

Persediaan dinyatakan sebesar nilai yang lebih rendah antara harga perolehan dan nilai bersih yang dapat direalisasi. Harga perolehan pada umumnya ditentukan dengan menggunakan metode rata-rata tertimbang untuk barang jadi, barang dalam proses dan suku cadang, kecuali pada anak perusahaan tertentu, yang ditentukan dengan menggunakan metode 'masuk pertama, keluar pertama'; dan metode 'identifikasi khusus' untuk unit *Completely-Knocked-Down ("CKD")* dan *Completely-Built-Up ("CBU")*. Nilai bersih yang dapat direalisasi adalah estimasi harga penjualan dalam kegiatan usaha normal dikurangi taksiran biaya penyelesaian dan biaya penjualan.

Inventories are stated at the lower of cost or net realisable value. Cost is generally determined by the weighted average method for finished goods, work-in-process and spare parts, except for certain subsidiaries for which, cost is determined by the first-in, first-out method; and by the specific identification method for Completely-Knocked-Down ("CKD") and Completely-Built-Up ("CBU") units. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Penyisihan untuk persediaan usang dan tidak lancar ditentukan berdasarkan estimasi penggunaan atau penjualan dari masing-masing jenis persediaan di masa yang akan datang.

A provision for obsolete and slow moving inventory is determined on the basis of estimated future usage or sale of individual inventory items.

f. Piutang pembiayaan konsumen

f. Consumer financing receivables

Piutang pembiayaan konsumen disajikan sebesar jumlah yang telah dikurangi dengan bagian pembiayaan bersama (baik untuk yang dengan *recourse* maupun yang tanpa *recourse*), pendapatan pembiayaan konsumen yang ditangguhkan dan penyisihan piutang ragu-ragu. Penerimaan dari piutang yang telah dihapus-bukukan diakui sebagai pendapatan lain-lain pada saat terjadinya.

Consumer financing receivables are stated net of joint financing (both with and without recourse), unearned consumer finance income, and allowance for doubtful accounts. Recoveries from written off receivables are recognised as other income upon receipt.

Pendapatan pembiayaan konsumen yang ditangguhkan merupakan selisih antara jumlah keseluruhan pembayaran angsuran yang akan diterima dengan jumlah pokok pembiayaan. Pendapatan tangguhan ini akan diakui sebagai penghasilan selama jangka waktu kontrak berdasarkan suatu tarif pengembalian yang dihitung secara berkala atas nilai investasi bersih terhitung sejak pembiayaan konsumen dimulai.

Unearned consumer finance income is the difference between total instalments to be received from consumers and total financing. This is recognised as earned income over the term of the contract based on a constant rate of return on the net investment commencing at the time the consumer finance contract is executed.

Penyelesaian kontrak sebelum masa pembiayaan konsumen berakhir diperlakukan sebagai pembatalan kontrak pembiayaan konsumen dan keuntungan atau kerugian yang timbul diakui dalam laporan laba rugi konsolidasian.

Early termination is treated as a cancellation of an existing contract and the resulting gain or loss is recorded in the consolidated statements of income.

Dalam pembiayaan bersama, anak perusahaan berhak untuk menetapkan tingkat bunga yang lebih tinggi yang akan dibebankan kepada konsumen daripada tingkat bunga yang ditetapkan dalam perjanjian pembiayaan bersama. Selisihnya merupakan pendapatan dari transaksi pembiayaan bersama.

For joint financing arrangements, the subsidiary has the right to set higher interest rates to customers than that stated in the joint financing agreement. The difference is recognised as revenue from joint financing transactions.

g. Investasi bersih dalam sewa guna usaha

g. Net investment in direct financing leases

Investasi bersih dalam sewa guna usaha dinyatakan sebesar jumlah piutang sewa guna usaha ditambah dengan nilai sisa pada akhir masa sewa guna usaha dikurangi dengan pendapatan sewa guna usaha yang ditangguhkan, simpanan jaminan dan penyisihan piutang ragu-ragu. Selisih antara nilai piutang sewa guna usaha dan nilai tunainya diakui sebagai pendapatan sewa guna usaha yang ditangguhkan.

Net investment in direct financing leases is stated at the leases receivable plus the residual value at the end of the leasing period, net of unearned lease income, security deposits, and allowance for doubtful accounts. The difference between the lease receivable and its present value is recognised as unearned lease income.

Pendapatan sewa guna usaha yang ditangguhkan dialokasikan secara konsisten sebagai pendapatan periode berjalan berdasarkan suatu tingkat pengembalian berkala atas investasi bersih.

Unearned lease income is allocated consistently as current period income based on a constant rate of return on the net investment.

h. Kewajiban anjak piutang

h. Factoring liability

Dana yang diterima dari anjak piutang dengan *recourse* diakui sebagai kewajiban anjak piutang sebesar nilai piutang yang dialihkan. Selisih antara jumlah piutang yang dialihkan dengan dana yang diterima ditambah retensi, jika ada, diakui sebagai beban bunga selama periode anjak piutang.

Funds received from factoring with recourse transactions are recognised as a factoring liability in the amount of the transferred receivable. The difference between the amount of the transferred receivables and the funds received plus the retention, if any, is recognised as interest expense over the factoring period.

i. Investasi pada perusahaan asosiasi dan *jointly controlled entities*

i. Investments in associates and jointly controlled entities

Investasi pada perusahaan dimana Perseroan dan anak perusahaan memiliki antara 20% hingga 50% hak suara dan mempunyai pengaruh signifikan tetapi tidak mengendalikan (perusahaan asosiasi) dan perusahaan dimana Perseroan memiliki 50% atau lebih hak suara tetapi dikendalikan secara bersama dengan pemegang saham lain *(jointly controlled entities)*, dibukukan dengan menggunakan metode ekuitas *(equity method)*.

Investments in companies in which the Company and subsidiaries have 20% to 50% of the voting rights, and over which the Company and subsidiaries exert significant influence, but which it does not control (associates), and entities in which the Company has 50% or more of the voting rights but are controlled jointly with another shareholder (jointly controlled entities), are accounted for by the equity method.

Berdasarkan metode ini biaya perolehan investasi akan ditambah atau dikurangi dengan bagian Perseroan atau anak perusahaan atas laba/(rugi) bersih perusahaan asosiasi dan *jointly controlled entities* sejak tanggal perolehannya dan perolehan dividen. Kerugian yang melebihi nilai tercatat investasi diakui bila Perseroan atau anak perusahaan mempunyai komitmen untuk menyediakan bantuan pendanaan atau menjamin kewajiban perusahaan asosiasi dan *jointly controlled entities*.

Based on this method, the cost of investment is increased/(decreased) by the Company's and subsidiaries' share in the net income/(losses) of the associate and jointly controlled entities from the date of acquisition and dividends distribution. Once an investment's carrying value has been reduced to zero, further losses are taken up if the Company or subsidiaries have committed to provide financial support to, or have guaranteed the obligations of, the associates and jointly controlled entities.

Bagian atas laba/(rugi) bersih perusahaan asosiasi dan *jointly controlled entities* disajikan setelah dikurangi dengan amortisasi selisih antara harga perolehan investasi dengan bagian Perseroan atau anak perusahaan atas nilai wajar aktiva bersih yang diperoleh pada saat perolehan *(goodwill)*. Amortisasi dihitung dengan metode garis lurus, pada umumnya untuk jangka waktu 20 tahun.

Equity in the net income/(losses) of associates and jointly controlled entities is adjusted for the difference between the cost of the investment and the Company's or subsidiaries' proportionate share in the underlying fair value of the net assets at the date of acquisition ("goodwill") using straight-line amortisation, generally over 20 years.

Keuntungan yang belum direalisasi dari transaksi antara Perseroan dan anak perusahaan dengan perusahaan asosiasi dan *jointly controlled entities* dieliminasi sampai sebatas kepemilikan Perseroan dalam perusahaan asosiasi dan *jointly controlled entities* tersebut; rugi yang belum direalisasi juga dieliminasi kecuali apabila terdapat bukti bahwa dalam transaksi tersebut telah terjadi penurunan atas nilai aktiva yang ditransfer.

Unrealised gains on transactions between the Company and its subsidiaries with its associates and jointly controlled entities are eliminated to the extent of the Company's interest in the associates and jointly controlled entities; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Transaksi ekuitas yang mempengaruhi persentase pemilikan dan ekuitas perusahaan afiliasi dicatat sebagai "Selisih transaksi perubahan ekuitas perusahaan afiliasi" dalam kelompok ekuitas pada neraca konsolidasian.

Equity transactions affecting the percentage of ownership and equity of affiliates are shown as "Difference arising from equity transactions of affiliates" under the equity section in the consolidated balance sheets.

Penyisihan dilakukan apabila terjadi penurunan nilai jangka panjang.

Provisions are made for long-term impairment in value.

Investasi pada Konsorsium Intertel-Astratel dibukukan dengan menggunakan metode ekuitas (lihat Catatan 27f).

Investment in Intertel-Astratel Consortium is accounted for by the equity method (refer to Note 27f).

j. Investasi dalam efek hutang dan ekuitas

j. Investments in debt and equity securities

Investasi dalam efek hutang dan ekuitas yang nilai wajarnya tidak tersedia, diakui dengan harga perolehannya dan penyisihan penurunan nilai investasi dilakukan apabila manajemen menyimpulkan bahwa nilai investasi yang bersangkutan telah mengalami penurunan yang signifikan atau permanen.

Investments in debt and equity securities that do not have readily determinable fair values are stated at cost and a provision is only made where, in the opinion of management, there has been a significant reduction or a permanent decline in the value of the investment.

Untuk investasi pada efek hutang dan ekuitas yang nilai wajarnya tersedia, manajemen menentukan klasifikasi yang tepat untuk investasi tersebut pada saat perolehannya dan mengevaluasi ulang klasifikasi tersebut pada setiap tanggal neraca.

For investments in debt and equity securities that have readily determinable fair values, management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Efek hutang diklasifikasikan sebagai dimiliki hingga jatuh tempo apabila Perseroan dan anak perusahaan bermaksud dan mampu untuk memiliki efek tersebut hingga tanggal jatuh temponya. Efek tersebut diakui sebesar harga perolehannya setelah dikurangi dengan diskonto atau premium yang belum diamortisasi.

Debt securities are classified as held to maturity when the Company and subsidiaries have the intent and ability to hold the securities to maturity. Held to maturity securities are stated at cost net of unamortised discount or premium.

Efek hutang dan ekuitas yang dibeli dan dimiliki untuk dijual dalam waktu dekat diklasifikasikan sebagai efek yang diperdagangkan dan diakui dengan nilai wajarnya. Keuntungan dan kerugian yang belum direalisasi diakui sebagai laba atau rugi pada laporan laba rugi konsolidasian.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near future are classified as trading securities and carried at fair value, with unrealised gains and losses recognised in the consolidated statements of income.

Efek hutang yang tidak diklasifikasikan baik sebagai yang dimiliki hingga jatuh tempo maupun yang diperdagangkan, dan efek ekuitas yang tidak diklasifikasikan yang sebagai diperdagangkan, diklasifikasikan sebagai efek yang tersedia untuk dijual dan diakui sebesar nilai wajarnya. Keuntungan dan kerugian yang belum direalisasi disajikan sebagai komponen terpisah "Akumulasi penyesuaian nilai wajar investasi" di bagian ekuitas.

Debt securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading are classified as available for sale securities and carried at fair value, with unrealised gains and losses reported as a separate component of equity, "Investment fair value revaluation reserve".

Harga pokok efek yang dijual ditentukan dengan metode rata-rata tertimbang.

Cost of securities sold is determined on the weighted average method.

Dividen dari investasi pada efek ekuitas diakui pada saat dideklarasikan.

Dividends from investments in equity securities are recognised when declared.

k. Proyek perkebunan plasma

k. Plasma projects

Biaya-biaya yang terjadi dalam tahap pengembangan perkebunan plasma sampai perkebunan tersebut siap dikonversi dikapitalisasi ke akun perkebunan plasma. Pengembangan perkebunan ini dibiayai oleh kredit investasi perkebunan plasma yang diperoleh dari bank atau pembiayaan sendiri. Akumulasi biaya pengembangan perkebunan plasma disajikan sebesar jumlah bersihnya yaitu setelah dikurangi dengan kredit investasi perkebunan plasma yang diterima, dicatat sebagai akun "Proyek perkebunan plasma - bersih".

Costs incurred during the development phase up to conversion of plasma plantations (hand over of the plantation to plasma farmers) are capitalised to the plasma plantation account. Development of the plasma plantations is financed by plasma plantation investment credits from banks or are self-financed. The accumulated development costs are presented net of investment credit receipts, as "Plasma projects - net".

Selisih antara akumulasi biaya pengembangan dengan nilai konversi (nilai yang disepakati oleh bank, anak perusahaan dan petani) perkebunan plasma dibebankan ke laporan laba rugi konsolidasian.

The difference between accumulated development costs and conversion value (agreed amount between banks, subsidiaries and farmers) of plasma plantations is charged to the consolidated statements of income.

l. Aktiva tetap dan penyusutan

l. Fixed assets and depreciation

Pemilikan langsung

Direct ownership

Aktiva tetap diakui sebesar harga perolehannya, kecuali aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan Pemerintah yang berlaku yang dinyatakan dengan nilai revaluasi, dikurangi dengan akumulasi penyusutannya. Selisih yang timbul dari penilaian kembali aktiva tetap dikreditkan ke akun "Selisih penilaian kembali aktiva tetap" yang disajikan pada bagian ekuitas.

Fixed assets are stated at cost, except for certain fixed assets which are stated at revalued amounts in accordance with Government regulations, less accumulated depreciation. The difference resulting from the revaluation of such fixed assets is credited to the "Fixed assets revaluation reserve" account presented in the equity section.

Biaya-biaya piranti lunak komputer yang terjadi selama tahap awal proyek dan setelah tahap implementasi dibebankan pada periode berjalan. Biaya-biaya yang terjadi dalam tahap pengembangan aplikasi dikapitalisasi.

Computer software costs that are incurred during the preliminary project and post implementation stages are expensed. Costs incurred during the application development stage are capitalised.

Penyusutan pada umumnya dihitung dengan menggunakan metode garis lurus, kecuali untuk aktiva tetap tertentu yang dimiliki oleh PT Toyota Motor Manufacturing Indonesia ("TMMIN"), yang adalah anak perusahaan hingga terjadinya dekonsolidasi pada tahun 2003 (lihat Catatan 3c). TMMIN menghitung penyusutan seluruh aktiva tetapnya dengan menggunakan metode saldo menurun ganda kecuali untuk bangunan dan fasilitasnya, dimana bangunan dan fasilitasnya disusutkan dengan metode garis lurus. Penyusutan tersebut dihitung berdasarkan estimasi masa manfaat ekonomis aktiva tetap sebagai berikut:

Depreciation is generally calculated on the straight-line method, except for certain fixed assets of PT Toyota Motor Manufacturing Indonesia ("TMMIN"), a subsidiary until deconsolidation in 2003 (refer to Note 3c). TMMIN calculated depreciation using the double declining method for all fixed assets except for buildings and improvements, which used the straight line method. Depreciation is calculated based on the estimated useful lives of the assets as follows:

	Tahun/*Years*		
	Perseroan/ *Company*	Anak perusahaan/ *Subsidiaries*	
Bangunan dan fasilitasnya	4 - 30	4 - 25	*Buildings and building improvements*
Mesin dan peralatan	4 - 5	2 - 20	*Machinery and equipment*
Alat-alat pengangkutan	5	4 - 8	*Transportation equipment*
Perabot dan peralatan kantor	4 - 5	2 - 10	*Furniture and office equipment*
Tanaman menghasilkan	-	20	*Mature plantations*
Alat-alat berat yang disewakan	-	5	*Heavy equipment for lease*

Hak atas tanah tidak diamortisasi.

Land rights are not amortised.

Biaya pemeliharaan dan perbaikan diakui sebagai beban pada saat terjadinya. Pengeluaran yang memperpanjang masa manfaat aktiva atau yang memberikan manfaat ekonomis yang berupa peningkatan kapasitas atau mutu produksi, dikapitalisasi dan disusutkan sesuai dengan tarif penyusutan yang sesuai.

The cost of repairs and maintenance is charged as an expense as incurred. Expenditures that extend the future life of assets or provide further economic benefits by increasing capacity or quality of production are capitalised and depreciated based on applicable depreciation rates.

Apabila nilai tercatat aktiva lebih besar dari nilai yang dapat diperoleh kembali, nilai tercatat aktiva akan diturunkan menjadi sebesar nilai yang dapat diperoleh kembali, yaitu nilai tertinggi antara harga jual neto dan nilai pakai.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount, which is determined as being the higher of net selling price or value in use.

Apabila aktiva tetap tidak digunakan lagi atau dijual, maka nilai tercatat dan akumulasi penyusutannya dikeluarkan dari laporan keuangan konsolidasian, dan keuntungan atau kerugian yang dihasilkannya diakui dalam laporan laba rugi konsolidasian.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains and losses on the disposal of fixed assets are recognised in the consolidated statements of income.

Akumulasi biaya persiapan lahan, penanaman, pemupukan, pemeliharaan dan biaya tidak langsung lainnya dikapitalisasi sebagai "Aktiva dalam penyelesaian - tanaman belum menghasilkan". Biaya tersebut direklasifikasi ke akun "Tanaman menghasilkan" pada saat tanaman yang bersangkutan siap menghasilkan. Penyusutan mulai dibebankan pada saat tanaman siap untuk menghasilkan.

The accumulated costs of field preparation, planting, fertilisers, maintenance and overheads are capitalised as "Assets under construction - immature plantations". These costs are reclassified to "Mature plantations" when the plantations becomes productive and are ready for use. Depreciation is charged from the date when a plantation is mature.

Akumulasi biaya konstruksi bangunan, pabrik dan pemasangan mesin dikapitalisasi sebagai "Aktiva dalam penyelesaian - bangunan dan mesin". Biaya tersebut direklasifikasi ke akun aktiva tetap pada saat proses konstruksi atau pemasangan selesai. Penyusutan mulai dibebankan pada saat aktiva tersebut mulai digunakan.

The accumulated costs of the construction of buildings and plant and the installation of machinery are capitalised as "Assets under construction – buildings and machinery". These costs are reclassified to the fixed asset accounts when the construction or installation is complete. Depreciation is charged from the date when assets are brought into use.

Biaya bunga dan biaya pinjaman lainnya, seperti diskonto dan keuntungan atau kerugian selisih kurs, baik yang secara langsung ataupun tidak langsung digunakan untuk mendanai suatu proses pembangunan *qualifying asset*, dikapitalisasi hingga saat proses pembangunan tersebut selesai. Untuk pinjaman yang secara khusus digunakan untuk perolehan *qualifying asset*, jumlah yang dikapitalisasi adalah sebesar biaya pinjaman yang terjadi selama periode berjalan, dikurangi dengan pendapatan investasi jangka pendek dari pinjaman tersebut.

Interest and other borrowing costs, such as discount fees, and foreign exchange gains or losses on loans either directly or indirectly used in financing construction of a qualifying asset are capitalised up to the date when construction is complete. For borrowings directly attributable to a qualifying asset, the amount to be capitalised is determined as the actual borrowing costs incurred during the period, less any income earned on the temporary investment of such borrowings.

Untuk pinjaman yang tidak secara khusus digunakan untuk perolehan *qualifying asset*, jumlah biaya pinjaman yang dikapitalisasi ditentukan dengan mengalikan tingkat kapitalisasi tertentu terhadap pengeluaran untuk *qualifying asset* tersebut.

For borrowings that are not directly attributable to a qualifying asset, the amount to be capitalised is determined by applying a capitalisation rate to the amount expended on the qualifying asset.

Tingkat kapitalisasi adalah rata-rata tertimbang dari biaya pinjaman terhadap seluruh saldo pinjaman terkait dalam periode tertentu, dengan mengecualikan jumlah pinjaman yang secara khusus digunakan untuk perolehan *qualifying asset* tertentu.

The capitalisation rate is the weighted average of the borrowing costs applicable to the total borrowings outstanding during the period, excluding borrowings directly attributable to finance certain qualifying assets.

Aktiva sewa guna usaha

Fixed assets under finance leases

Aktiva tetap yang diperoleh dengan sewa guna usaha pembiayaan disajikan sebesar nilai tunai dari jumlah pembayaran minimum sewa guna usaha ditambah harga opsi pada akhir periode sewa. Kewajiban yang terkait juga diakui dan setiap pembayaran angsuran dialokasi sebagai

Fixed assets acquired by means of finance leases are presented at the present value of the minimum lease payments plus purchase option at the end of the lease term. A corresponding liability is also established and each lease payment is allocated between the liability and

pelunasan kewajiban atau hutang dan pembayaran beban bunga. Aktiva sewa guna usaha disusutkan dengan menggunakan metode yang sama dengan aktiva yang dimiliki secara langsung.

finance charges. The assets are depreciated similarly to owned assets.

Keuntungan atau kerugian atas transaksi penjualan dan penyewaan kembali dimana penyewaan kembali tersebut merupakan sewa guna usaha pembiayaan, ditangguhkan dan diamortisasi selama sisa masa manfaat aktiva sewa guna usaha yang bersangkutan dengan menggunakan metode garis lurus.

Gains or losses on sale-and-leaseback transactions, in which the leaseback is a finance lease, are deferred and amortised over the remaining useful lives of the leased assets using the straight-line method.

m. Biaya tangguhan

Biaya tangguhan terdiri dari biaya yang dikeluarkan sehubungan dengan perolehan atau perpanjangan izin atas tanah dan biaya tangguhan lainnya dan diamortisasi selama masa manfaat masing-masing biaya.

m. Deferred charges

Deferred charges consist of costs associated with the acquisition or renewal of legal titles and other deferred charges and are amortised over the expected beneficial period.

n. Instrumen keuangan derivatif

Dalam rangka penerapan kebijakan manajemen risiko, Perseroan dan anak perusahaan tertentu secara berkala melakukan kontrak berjangka valuta asing dan kontrak swap valuta asing dengan pihak lain.

Untuk dapat menggunakan akuntansi lindung nilai, PSAK 55 "Akuntansi Instrumen Derivatif dan Aktivitas Lindung Nilai" mengharuskan beberapa persyaratan tertentu untuk dipenuhi termasuk antara lain adanya keharusan dokumentasi pada saat dimulainya lindung nilai yang bersangkutan.

Perubahan nilai wajar derivatif yang tidak memenuhi kriteria lindung nilai diakui pada laporan laba rugi konsolidasian. Sedangkan perubahan nilai wajar yang berhubungan dengan lindung nilai pada dasarnya diperlakukan sesuai dengan perlakuan terhadap unsur yang dilindungnilaikan.

n. Derivative financial instruments

In implementing their risk management policies, the Company and certain subsidiaries periodically enter into forward foreign currency contracts and foreign currency swap contracts with external counterparties.

To qualify for hedge accounting, PSAK 55 "Accounting for Derivative Instruments and Hedging Activities" requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in the fair value of derivatives that do not meet the criteria of a hedge are recorded in the consolidated statements of income. Changes in the fair value in respect of hedges are principally treated in accordance with the treatment of the hedged item.

o. Transaksi dan saldo dalam mata uang asing

Transaksi dalam mata uang asing dicatat ke dalam Rupiah berdasarkan kurs yang berlaku pada saat transaksi dilakukan. Pada tanggal neraca, aktiva dan kewajiban moneter dalam mata uang asing, dijabarkan dengan kurs yang berlaku pada tanggal neraca.

o. Foreign currency transactions and balances

Transactions denominated in a foreign currency are converted into Rupiah at the exchange rate prevailing at the date of the transactions. At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rates prevailing at that date.

(Expressed in millions of Rupiah)

Kurs mata uang utama menggunakan kurs tengah yang diumumkan oleh Bank Indonesia sebagai berikut (dalam satuan Rupiah):

The major exchange rates used, based on the middle rates published by Bank Indonesia, are as follows (in full Rupiah):

	2004	2003	
Pounds Sterling Inggris ("GBP")	15,728	14,033	*Great Britain Pounds Sterling ("GBP")*
Dolar Amerika Serikat ("US$")	8,587	8,908	*United States Dollars ("US$")*
Euro Eropa ("EUR")	10,487	9,634	*European Euros ("EUR")*
Yen Jepang ("JPY")	82	74	*Japanese Yen ("JPY")*

Keuntungan dan kerugian selisih nilai tukar yang timbul dari transaksi atau penjabaran aktiva dan kewajiban moneter dalam mata uang asing dibebankan pada laporan laba rugi konsolidasian.

Exchange gains and losses arising on transactions in foreign currency and on the translation of foreign currency monetary assets and liabilities are recognised in the consolidated statements of income.

p. Kompensasi berbasis saham

Perseroan dan anak perusahaan tertentu memberikan opsi saham kepada para karyawan. Beban kompensasi ditentukan pada tanggal pemberian kompensasi berdasarkan nilai wajar dari seluruh opsi saham yang diberikan dan diakui pada laporan laba rugi konsolidasian selama periode jasa diberikan atau periode *vesting.*

Nilai wajar opsi yang diberikan dihitung dengan menggunakan metode penentuan harga opsi *"Black-Scholes".*

p. Stock-based compensation

The Company and certain subsidiaries provide stock options to employees. Compensation cost is measured at grant date based on the fair value of the stock options and is recognised in the consolidated statements of income over the service or vesting period.

The fair value of options granted is estimated using the "Black-Scholes" option pricing model.

q. *Rights*

Sehubungan dengan penerbitan Pinjaman dan Obligasi Seri III dalam rangka restrukturisasi pinjaman dan obligasi Perseroan pada tahun 1999, Perseroan menerbitkan *detachable rights. Rights* ini dapat diperdagangkan secara terpisah dari pinjaman dan obligasi tersebut.

Rights ini dicatat sebesar nilai wajarnya dan diakui sebagai bagian dari ekuitas "Tambahan modal disetor". Jumlah yang sama diakui sebagai diskonto. Diskonto yang belum diamortisasi dicatat sebagai pengurang nilai pokok pinjaman dan obligasi, dan diamortisasi sesuai dengan jangka waktu pinjaman dan obligasi tersebut. Dana yang diperoleh pada saat eksekusi *rights* dan jumlah yang dialokasikan sebagai nilai wajar *rights* yang bersangkutan dicatat sebagai modal saham dan tambahan modal disetor.

q. Rights

Detachable rights were issued in relation to the issuance of Series III Loans and Bonds under the debt restructuring of the Company's loans and bonds in 1999 and can be traded separately from the loans and bonds.

The rights are recorded at fair value and recognised as part of equity as "Additional paid-in capital" with the corresponding balance recorded as discount. Unamortised discount is presented as a deduction from the loans and bonds and amortised over the period of the loans and bonds. The funds received upon the exercise of the rights and the amount allocated as the fair value of such rights is recorded as share capital and additional paid-in capital.

r. Pengakuan penghasilan dan beban

Penghasilan bersih adalah penghasilan Perseroan dan anak perusahaan yang diperoleh dari penjualan produk dan jasa, setelah dikurangi diskon, retur, potongan penjualan, pajak penjualan barang mewah dan pajak pertambahan nilai.

Penghasilan dari penjualan domestik diakui pada saat barang ditagih dan siap untuk dikirimkan. Penghasilan dari penjualan ekspor diakui pada saat penyerahan barang di atas kapal pelabuhan pengiriman. Penghasilan jasa diakui pada saat jasa telah dilaksanakan.

Penghasilan dari penjualan *real estate* diakui dengan menggunakan metode persentase penyelesaian sepanjang memenuhi kriteria tertentu dipenuhi.

Penghasilan dari piutang pembiayaan yang merupakan selisih antara seluruh pembayaran angsuran yang akan diterima dengan biaya perolehan aktiva yang dibiayai, dicatat sebagai penghasilan tangguhan dan diakui sebagai penghasilan sesuai dengan jangka waktu kontraknya. Penghasilan tersebut tidak diakui apabila kolektibilitasnya diragukan.

Beban diakui pada saat terjadinya berdasarkan metode akrual.

s. Perpajakan

Semua perbedaan temporer antara jumlah tercatat aktiva dan kewajiban dengan dasar pengenaan pajaknya diakui sebagai pajak tangguhan dengan metode kewajiban (*liability*). Pajak tangguhan diukur dengan tarif pajak yang berlaku saat ini.

Aktiva pajak tangguhan diakui apabila besar kemungkinan bahwa jumlah penghasilan kena pajak di masa mendatang akan memadai untuk dikompensasi dengan perbedaan temporer yang dapat dikurangkan.

Koreksi terhadap kewajiban perpajakan diakui pada saat surat ketetapan pajak diterima atau jika mengajukan keberatan/banding pada saat keputusan atas keberatan/banding tersebut telah ditetapkan.

r. Revenue and expense recognition

Net revenues represent revenue earned from the sale of the Company's and subsidiaries' products and services, net of discounts, returns, trade allowances, luxury sales and value added taxes.

Revenue from domestic sales of goods is recognised when goods are billed and ready for delivery. Revenue from export sales is recognised upon shipment of the goods to the customers. Revenue from rendering of services is recognised when services are rendered.

Revenue from real estate sales is recognised based on the percentage-of-completion method, provided certain criteria are met.

Income from financing receivables, which is the excess of aggregate instalment payments collectible over the cost of financed assets, is recorded as unearned income and subsequently recognised as income over the term of the respective financing contracts. Income is not recognised when there is an indication that collectibility is doubtful.

Expenses are recognised as incurred on an accruals basis.

s. Taxation

Deferred income tax is provided using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Amendments to taxation obligations are recorded when an assessment is received or, if objection/appealed against, when the result of the objection/appeal is determined.

t. Manfaat karyawan

Manfaat karyawan sehubungan dengan pensiun, uang pisah, uang jasa, uang kompensasi hak dan hak-hak lainnya diakui sesuai dengan masa kerja karyawan yang bersangkutan.

Sehubungan dengan program pensiun manfaat pasti, biaya jasa kini diakui sebagai beban periode berjalan. Biaya jasa lalu diamortisasi selama rata-rata sisa masa kerja dari karyawan. Metode penilaian aktuarial yang digunakan oleh aktuaris independen adalah metode *projected benefit* dengan *"attained-age-normal"* dan dilakukan minimal setiap tiga tahun sekali.

u. Transaksi restrukturisasi antara entitas sepengendali

Dalam transaksi restrukturisasi antara entitas sepengendali, selisih antara harga pengalihan dengan nilai bukunya dicatat dalam akun "Selisih transaksi restrukturisasi entitas sepengendali". Akun tersebut disajikan sebagai salah satu unsur ekuitas.

Saldo akun tersebut tidak berubah akibat pengalihan lebih lanjut dari aktiva, kewajiban, saham atau instrumen kepemilikan lainnya tersebut kepada entitas lainnya.

v. Laba per saham

Laba per saham dasar dihitung dengan membagi laba bersih dengan jumlah rata-rata tertimbang saham yang beredar pada periode yang bersangkutan.

Laba per saham dilusian dihitung dengan membagi laba bersih dengan rata-rata tertimbang saham yang beredar pada periode yang bersangkutan yang disesuaikan dengan mengasumsikan konversi efek berpotensi saham yang sifatnya dilutif. Laba bersih disesuaikan untuk menghilangkan pengaruh beban bunga dari efek berpotensi saham yang sifatnya dilutif selama periode yang bersangkutan.

w. Penggunaan estimasi

Penyusunan laporan keuangan konsolidasian sesuai dengan prinsip akuntansi yang berlaku umum mengharuskan manajemen untuk membuat estimasi dan asumsi yang

t. Employee benefits

Employee benefits related to retirement, severance, service compensation payments and other benefits are recognised when they accrue to the employee.

In respect of defined benefit retirement plans, current service cost is expensed in the prevailing period. Past service costs are amortised over the average expected remaining working lives of existing employees. The valuation method used by the independent actuaries is the projected benefit method with "attained-age-normal" and is performed at least once every three years.

u. Restructuring transactions of entities under common control

In restructuring transactions of entities under common control, any difference between the transfer price and the book value is recorded under the account "Difference arising from restructuring transactions of entities under common control" and presented under the equity section.

The balance of this account does not change as a result of a further transfer of assets, liabilities, equity or other ownership instruments to another entity.

v. Earnings per share

Basic earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period.

Diluted earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period adjusted to assume conversion of all dilutive potential ordinary shares. Net income is adjusted to eliminate the interest expense of the dilutive potential ordinary shares during the period.

w. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and

(Expressed in millions of Rupiah)

mempengaruhi jumlah aktiva dan kewajiban dan pengungkapan aktiva dan kewajiban kontinjen pada tanggal laporan keuangan konsolidasian serta jumlah pendapatan dan beban selama periode pelaporan. Hasil yang sebenarnya dapat berbeda dengan jumlah yang diestimasi.

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. AKUISISI, PELEPASAN, DAN RESTRUKTURISASI USAHA SIGNIFIKAN ATAS ANAK PERUSAHAAN DAN PERUSAHAAN ASOSIASI

3. MAJOR ACQUISITION, DISPOSALS AND BUSINESS RESTRUCTURING OF SUBSIDIARIES AND ASSOCIATES

Akuisisi, pelepasan dan restrukturisasi usaha yang signifikan dari perusahaan-perusahaan afiliasi pada tahun 2004 dan 2003 adalah sebagai berikut:

Significant acquisitions, disposals and business restructurings of affiliates in 2004 and 2003 are as follows:

a. Akuisisi signifikan

a. Major acquisitions

PT Gaya Motor

PT Gaya Motor

Pada tanggal 15 April 2003, Perseroan dan salah satu anak perusahaan, PT Aryaloka Sentana ("ALS") (lihat Catatan 3c) mengakuisisi 1.500 saham prioritas dan 42.735 saham biasa PT Gaya Motor ("GM") yang dimiliki oleh PT Rajawali Nusantara Indonesia, sehingga kepemilikan efektif Perseroan di GM meningkat dari 75,92% menjadi 100%.

On 15 April 2003, the Company and PT Aryaloka Sentana ("ALS"), a subsidiary, (refer to Note 3c) acquired 1,500 shares of preferred stocks and 42,735 shares of common stocks of PT Gaya Motor("GM") from PT Rajawali Nusantara Indonesia. As a result, the Company's effective ownership in GM increased from 75.92% to 100%.

Rincian aktiva bersih yang diakuisisi dan *goodwill* adalah sebagai berikut:

Details of net assets acquired and goodwill for the restructuring are as follows:

Jumlah aktiva	164,543	*Total assets*
Jumlah kewajiban	(48,370)	*Total liabilities*
Nilai wajar aktiva bersih (100%)	116,173	*Fair value of net assets (100%)*
Harga perolehan	41,500	*Purchase consideration*
Nilai wajar aktiva bersih yang diakuisisi (24,08%)	27,974	*Fair value of net assets acquired (24.08%)*
Goodwill	13,526	*Goodwill*

Goodwill diamortisasi selama 20 tahun.

Goodwill is being amortised over 20 years.

(Expressed in millions of Rupiah)

b. Pelepasan signifikan / ***b. Major disposals***

Perusahaan induk/ *Holding Company*	Pelepasan/ *Disposal*	Tanggal/ *Date*	% kepemilikan sebelum pelepasan/ *% interest before disposal*	% kepemilikan setelah pelepasan/ *% interest after disposal*	Aktiva bersih yang dijual/ *Net assets sold* Rp miliar/ *Rp billion*	Harga jual/ *Consideration* Rp miliar/ *Rp billion*	Laba/(rugi) pelepasan/ *Profit/(loss) on disposal* Rp miliar/ *Rp billion*
Pelepasan tahun 2004/*2004 disposals*							
PT Astra Agro Lestari Tbk.	PT Bantar, PT Bukit Sari, PT Sankawangi	05/01/2004	100.00	-	11.8*	11.8	-
PT Astra Agro Lestari Tbk.	PT Huma Indah Mekar	01/03/2004	100.00	-	26.1	35.8	9.7
PT Astratel Nusantara	PT Pramindo Ikat Nusantara **	15/03/2004	19.25	-	293.7	539.4	245.7
PT Astra International Tbk.	PT Astra Isuzu Casting Company	15/03/2004	51.00	-	(0.3)***	-	0.3
Pelepasan tahun 2003/*2003 disposals*							
PT Astra International Tbk.	PT Toyota Motor Manufacturing Indonesia****	04/07/2003	51.00	5.00	403.5*****	1,895.9	1,492.4
PT Astratel Nusantara	PT Pramindo Ikat Nusantara **	30/09/2003	24.50	19.25	80.1	152.1	72.0

* Per 31 Desember 2003 telah dilakukan penyisihan atas kerugian sebesar Rp 33.1 miliar.
** Lihat Catatan 10 dan 27i.
*** Per 31 Desember 2003 telah dilakukan penyisihan atas kerugian sebesar Rp 24,1 miliar.
**** Efektif sejak 30 September 2003 (lihat Catatan 3c).
***** Termasuk efek dari selisih transaksi perubahan ekuitas anak perusahaan.

* *As at 31 December 2003, provision for losses amounted to Rp 33.1 billion has been recorded.*
** *Refer to Notes 10 and 27i.*
*** *As at 31 December 2003, provision for loss amounted to Rp 24.1 billion has been recorded.*
**** *Effective on 30 September 2003 (refer Note 3c).*
***** *Includes the effect of equity transaction of subsidiary.*

Pelepasan investasi pada beberapa anak perusahaan PT Astra Agro Lestari Tbk.

Pada tanggal 9 Januari 2003, PT Astra Agro Lestari Tbk. ("AAL"), telah menyampaikan rencana divestasi usaha perkebunan non-kelapa sawitnya (karet, teh dan kakao) kepada Bapepam. Penyisihan kerugian sehubungan dengan rencana divestasi tersebut sebesar Rp 90,3 miliar telah dibukukan pada 31 Desember 2003. Pada bulan Januari dan Maret 2004, AAL telah merealisasikan sebagian dari rencana divestasi usaha perkebunan non-kelapa sawitnya, dengan menandatangani perjanjian dengan pihak ketiga untuk menjual seluruh saham AAL pada beberapa anak perusahaan teh dan karet. Dengan adanya realisasi atas sebagian rencana divestasi tersebut, saldo penyisihan kerugian per 31 Maret 2004 menjadi Rp 58,7 miliar (lihat Catatan 15).

Disposal of some subsidiaries of PT Astra Agro Lestari Tbk.

On 9 January 2003, PT Astra Agro Lestari Tbk. ("AAL") submitted a divestment plan on its non-palm plantation businesses (rubber, tea and cocoa) to Bapepam. A provision for losses of Rp 90.3 billion in relation to the planned disposal has been recorded as at 31 December 2003. In January and March 2004, AAL executed a part of its divestment plan on non-palm plantation businesses by signing the agreements with third parties to sell AAL's entire share in some tea and rubber subsidiaries. With the execution of a part of its divestment plan, the balance of provision as of 31 March 2004 amounted to Rp 58.7 billion (refer to Note 15).

c. Restrukturisasi usaha

PT Toyota Astra Motor

Pada tanggal 20 Februari 2003, Perseroan dan Toyota Motor Corporation ("TMC"), sebagai pemegang saham PT Toyota Astra Motor ("TAM Lama"), menandatangani Nota Kesepahaman untuk melakukan reorganisasi usaha Toyota di Indonesia dengan memisahkan aktivitas bidang manufaktur dan distribusi dalam dua entitas yang berbeda.

c. Business restructuring

PT Toyota Astra Motor

On 20 February 2003, the Company and Toyota Motor Corporation ("TMC"), as the shareholders of PT Toyota Astra Motor ("Old TAM"), entered into a Memorandum of Understanding in respect of the reorganisation of the Toyota business in Indonesia by splitting the manufacturing and distribution activities into two separate entities.

(Expressed in millions of Rupiah)

Pada tanggal 6 Juni 2003, TAM Lama secara resmi berubah namanya menjadi TMMIN.

On 6 June 2003, Old TAM legally changed its name to TMMIN.

Pada tanggal 15 Juli 2003, Perseroan dan TMC mendirikan sebuah perusahaan baru yang dikendalikan bersama (*jointly controlled entity*), PT Toyota Astra Motor ("TAM Baru"). Perseroan mempunyai 51% kepemilikan saham pada TAM Baru yang bertanggung jawab atas distribusi kendaraan Toyota di Indonesia serta impor kendaraan CBU berikut suku cadang dan asesorisnya.

On 15 July 2003, the Company and TMC established a new jointly controlled entity, PT Toyota Astra Motor ("New TAM"). The Company has a 51% interest in New TAM, which is responsible for the distribution of Toyota vehicles in Indonesia, and also importing CBU vehicles, spare parts and accessories.

Pada tanggal 30 September 2003, Perseroan menandatangani Akta Jual Beli Saham untuk pelepasan 46% dari 51% kepemilikannya di TMMIN kepada TMC dengan harga US$ 226 juta. Dengan demikian TMC menjadi pemegang saham mayoritas sebesar 95%, sedangkan kepemilikan Perseroan di TMMIN turun menjadi 5%. TMMIN merupakan perusahaan manufaktur yang akan dikembangkan menjadi salah satu pusat produksi dan pemasok kendaraan dan produk Toyota di Indonesia.

On 30 September 2003, the Company signed a Shares Purchase Deed for the disposal of 46% of its 51% investment in TMMIN to TMC for US$ 226 million. As a result, TMC holds a majority interest of 95%, while the Company's ownership in TMMIN decreased to 5%. TMMIN is the manufacturing entity that will be developed as a production and supply centre for Toyota vehicles and products in Indonesia.

Transaksi pelepasan tersebut merupakan transaksi yang mengandung unsur benturan kepentingan karena salah seorang dari komisaris Perseroan juga menjabat sebagai *General Manager* di TMC. Transaksi tersebut telah disetujui oleh para pemegang saham didalam Rapat Umum Pemegang Saham pada tanggal 22 Mei 2003.

The disposal transaction was considered to be a conflict of interest transaction, as one of the Company's commissioners was also the General Manager of TMC. The transaction was approved by the shareholders in the General Shareholders' meeting on 22 May 2003.

PT Aryaloka Sentana dan PT Arya Kharisma

PT Aryaloka Sentana and PT Arya Kharisma

Pada tanggal 16 Desember 2003, para pemegang saham PT Arya Kharisma ("AK") dan ALS menyetujui penggabungan usaha antara AK dan ALS. Penggabungan usaha tersebut berlaku efektif sejak tanggal persetujuan Menteri Kehakiman dan Hak Asasi Manusia Republik Indonesia atas perubahan anggaran dasar pada tanggal 24 Desember 2003. Dalam penggabungan usaha ini, AK menjadi perusahaan yang menerima penggabungan. Penggabungan usaha tersebut dilakukan dengan metode penyatuan kepemilikan, dengan demikian seluruh aktiva dan kewajiban ALS dialihkan kepada AK dengan nilai buku pada tanggal efektifnya penggabungan usaha tersebut.

On 16 December 2003, the shareholders of PT Arya Kharisma ("AK") and ALS approved the merger of AK and ALS. The merger was effective since the date it was approved by the Minister of Justice and Human Rights of Republic of Indonesia on the change of the articles of association on 24 December 2003. As a result of the merger, AK became the surviving company. The merger was accounted for under the pooling of interests method, therefore all assets and liabilities of ALS were transferred to AK at book value on the effective date of the merger.

(Expressed in millions of Rupiah)

4. KAS DAN SETARA KAS / *4. CASH AND CASH EQUIVALENTS*

	2004	2003	
Kas	31,276	32,727	*Cash on hand*
Bank	1,620,179	1,689,732	*Cash in bank*
Deposito berjangka dan *call deposits*	3,856,528	4,536,952	*Time and call deposits*
Sertifikat Bank Indonesia	718,713	179,300	*Certificates of Bank Indonesia*
	6,226,696	6,438,711	
Dikurangi:			*Less:*
Kas dan deposito yang dibatasi penggunaannya	(974,344)	(1,411,017)	*Restricted cash and time deposits*
	5,252,352	5,027,694	

Tidak ada saldo bank atau deposito yang ditempatkan pada pihak yang mempunyai hubungan istimewa.

No bank balances or time deposits were placed with related parties.

a. Bank / *a. Cash in bank*

	2004	2003	
Rupiah:			*Rupiah:*
JP Morgan Chase Bank	418,773	3,478	*JP Morgan Chase Bank*
PT Bank Permata Tbk.	258,086	484,827	*PT Bank Permata Tbk.*
PT Bank Danamon Indonesia Tbk.	170,205	90,226	*PT Bank Danamon Indonesia Tbk.*
ABN-AMRO Bank N.V.	96,802	295,403	*ABN-AMRO Bank N.V.*
PT Bank Central Asia Tbk.	93,503	116,785	*PT Bank Central Asia Tbk.*
PT Bank Negara Indonesia (Persero) Tbk.	89,451	85,715	*PT Bank Negara Indonesia (Persero) Tbk.*
Lain-lain (masing-masing di bawah Rp 50 miliar)	166,700	143,078	*Others (below Rp 50 billion each)*
	1,293,520	1,219,512	
Mata uang asing:			*Foreign currencies:*
PT Bank Permata Tbk.	118,049	67,819	*PT Bank Permata Tbk.*
PT Bank Danamon Indonesia Tbk.	53,299	88,763	*PT Bank Danamon Indonesia Tbk.*
PT Rabobank International Indonesia	40,446	58,300	*PT Rabobank International Indonesia*
JP Morgan Chase Bank	1,224	60,526	*JP Morgan Chase Bank*
Lain-lain (masing-masing di bawah Rp 50 miliar)	113,641	194,812	*Others (below Rp 50 billion each)*
	326,659	470,220	
	1,620,179	1,689,732	

b. Deposito berjangka dan *call deposits* / *b. Time and call deposits*

	2004	2003	
Rupiah:			*Rupiah:*
The Deutsche Bank AG	568,500	-	*The Deutsche Bank AG*
PT Bank Permata Tbk.	281,407	359,669	*PT Bank Permata Tbk.*
ABN-AMRO Bank N.V.	185,453	82,151	*ABN-AMRO Bank N.V.*

(Expressed in millions of Rupiah)

	2004	2003	
Rupiah:			*Rupiah:*
PT Bank Negara Indonesia (Persero) Tbk.	110,480	324,127	*PT Bank Negara Indonesia (Persero) Tbk.*
PT Bank Rakyat Indonesia (Persero)	93,800	75,809	*PT Bank Rakyat Indonesia (Persero)*
Standard Chartered Bank	77,681	33,699	*Standard Chartered Bank*
PT Bank Mandiri (Persero) Tbk.	67,337	41,750	*PT Bank Mandiri (Persero) Tbk.*
PT Bank Niaga Tbk.	45,300	100,250	*PT Bank Niaga Tbk.*
PT Bank Danamon Indonesia Tbk.	44,713	50,873	*PT Bank Danamon Indonesia Tbk.*
PT Bank Tabungan Negara (Persero)	32,314	145,085	*PT Bank Tabungan Negara (Persero)*
PT Bank Bukopin	23,100	50,200	*PT Bank Bukopin*
PT Bank International Indonesia Tbk.	14,418	65,393	*PT Bank International Indonesia Tbk.*
PT Sanwa Indonesia Bank	-	248,900	*PT Sanwa Indonesia Bank*
Sumitomo Mitsui Banking Corporation.	-	184,267	*Sumitomo Mitsui Banking Corporation*
Lain-lain (masing-masing di bawah Rp 50 miliar)	309,775	154,185	*Others (below Rp 50 billion each)*
	1,854,278	1,916,358	
Mata uang asing:			*Foreign currencies:*
ABN-AMRO Bank, N.V.	795,213	1,183,704	*ABN-AMRO Bank, N.V.*
PT Bank Mandiri (Persero) Tbk.	170,791	251,855	*PT Bank Mandiri (Persero) Tbk.*
PT Rabobank International Indonesia	165,729	6,236	*PT Rabobank International Indonesia*
PT Bank Negara Indonesia (Persero) Tbk.	123,960	150,513	*PT Bank Negara Indonesia (Persero) Tbk.*
PT Bank Permata Tbk.	108,658	145,439	*PT Bank Permata Tbk.*
JP Morgan Chase Bank	106,985	-	*JP Morgan Chase Bank*
PT Bank Niaga Tbk.	76,617	92,534	*PT Bank Niaga Tbk.*
PT Bank Danamon Indonesia Tbk.	7,350	339,912	*PT Bank Danamon Indonesia Tbk.*
PT Bank Resona Perdania (dahulu PT Bank Daiwa Perdania)	-	138,074	*PT Bank Resona Perdania (formerly PT Bank Daiwa Perdania)*
PT Sanwa Indonesia Bank	-	97,231	*PT Sanwa Indonesia Bank*
Sumitomo Mitsui Banking Corporation.	-	94,612	*Sumitomo Mitsui Banking Corporation*
Lain-lain (masing-masing di bawah Rp 50 miliar)	446,947	120,484	*Others (below Rp 50 billion each)*
	2,002,250	2,620,594	
	3,856,528	4,536,952	

Suku bunga tahunan atas deposito berjangka dan *call deposits* serta Sertifikat Bank Indonesia adalah:

Time and call deposits, including the Certificates of Bank Indonesia, attracted annual interest at the following rates:

	2004	2003	
Rupiah	5.00% - 11.60%	6.00% - 14.53%	*Rupiah*
Mata uang asing	0.25% - 1.35%	0.60% - 3.50%	*Foreign currencies*

(Expressed in millions of Rupiah)

Pada tanggal 31 Maret 2004, kas dan setara kas Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kehilangan dalam perjalanan dengan nilai pertanggungan sejumlah Rp 608,9 miliar, US$ 634.000 dan SGD 2.000 yang menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian.

As at 31 March 2004, cash and cash equivalents of the Company and subsidiaries are covered by insurance against losses during transit for Rp 608.9 billion, US$ 634,000 and SGD 2,000, which management believes is adequate to cover possible losses.

Rincian kas dan setara kas dalam mata uang asing adalah sebagai berikut:

Details of cash and cash equivalents in foreign currencies are as follows:

	2004		2003		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	971,759,574	79,802	799,102,048	59,527	*JPY*
US$	258,165,737	2,216,869	337,606,141	3,007,396	*US$*
EUR	2,028,331	21,270	2,417,900	23,293	*EUR*
GBP	2,220	35	1,730	24	*GBP*
Lain-lain *	1,486,844	12,767	304,295	2,711	*Others* *
Jumlah		2,330,743		3,092,951	*Total*

* Kas dan setara kas dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Cash and cash equvalents denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

Rincian kas dan setara kas dalam mata uang asing tersebut di atas termasuk kas dalam mata uang asing sejumlah Rp 1,8 miliar (2003: Rp 2,1 miliar).

Cash and cash equivalents in foreign currencies above include cash on hand amounting to Rp 1.8 billion (2003: Rp 2.1 billion).

c. Kas dan deposito berjangka yang dibatasi penggunaannya

c. Restricted cash and time deposits

Kas dan deposito berjangka yang dibatasi penggunaannya merupakan kas dan deposito yang berasal dari:

- *Charged accounts* yang merupakan dana untuk pembayaran pinjaman dan bunga sebagai bagian dari mekanisme pengendalian dan pengawasan kas sehubungan dengan perjanjian restrukturisasi hutang Perseroan dan anak perusahaan tertentu;
- *Supplementary accounts* yang dibentuk sehubungan dengan perjanjian Restrukturisasi Hutang Perseroan 2002, yang dipergunakan untuk menampung dana dari hasil *rights issue* serta dana dari penjualan aktiva Perseroan;
- *Margin deposits* untuk fasilitas *letter of credit* yang diperoleh anak perusahaan tertentu; dan
- *Guarantee deposits* kepada pihak lain yang digunakan untuk mendukung aktivitas Perseroan.

Restricted cash and time deposits represent cash and time deposits from:

- *Charged accounts as part of the cash monitoring and control mechanism in respect of debt restructuring agreements of the Company and certain subsidiaries for loan and interest payments;*
- *Supplementary accounts established in relation to the 2002 Debt Restructuring of the Company, which are used for collecting the net proceeds of rights issues and asset sales;*
- *Margin deposits for letter of credit facilities obtained by certain subsidiaries; and*
- *Guarantee deposits to other parties to support the Company's activities.*

Lihat Catatan 13 dan 16a.

Also refer to Notes 13 and 16a.

(Expressed in millions of Rupiah)

5. PIUTANG USAHA / *5. TRADE RECEIVABLES*

	2004	2003	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25e)	119,339	253,432	*Related parties: (refer to Note 25e)*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(1,656)	(9,880)	*Provision for doubtful accounts*
	117,683	243,552	
Pihak ketiga:			*Third parties:*
Rupiah	1,547,118	1,500,753	*Rupiah*
Mata uang asing	254,266	143,211	*Foreign currencies*
	1,801,384	1,643,964	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(12,536)	(35,240)	*Provision for doubtful accounts*
	1,788,848	1,608,724	
	1,906,531	1,852,276	

Umur piutang usaha adalah sebagai berikut:

The ageing of trade receivables is as follows:

	2004	2003	
Lancar	1,390,275	1,309,964	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	377,222	364,937	*1- 30 days*
31 - 60 hari	76,240	133,454	*31 - 60 days*
61 - 90 hari	25,300	25,300	*61 - 90 days*
Lebih dari 90 hari	51,686	63,741	*over 90 days*
	1,920,723	1,897,396	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(14,192)	(45,120)	*Provision for doubtful accounts*
	1,906,531	1,852,276	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement in the provision for doubtful accounts is as follows:

	2004	2003	
Saldo awal	14,594	44,780	*Beginning balance*
(Penurunan)/penambahan penyisihan	(164)	682	*(Decrease)/increase in provision*
Penghapusan	(238)	(342)	*Write offs*
Saldo akhir	14,192	45,120	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kerugian dari tidak tertagihnya piutang usaha di kemudian hari.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of receivables.

(Expressed in millions of Rupiah)

Pada tanggal 31 Maret 2004, piutang usaha sejumlah Rp 229,4 miliar (2003: Rp 259,3 miliar) digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16).

As at 31 March 2004, trade receivables amounting to Rp 229.4 billion (2003: Rp 259.3 billion) are used as collateral for certain loans (refer to Notes 13 and 16).

Rincian piutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade receivables in foreign currency are as follows:

	2004		2003		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	133,775,406	10,986	193,489,185	14,414	*JPY*
US$	30,728,198	263,863	32,221,807	287,032	*US$*
EUR	80,565	845	-	-	*EUR*
GBP	38,139	600	581,277	8,157	*GBP*
Lain-lain *	96,912	833	186,371	1,660	*Others* *
Jumlah		277,127		311,263	*Total*

* Piutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Trade receivables denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

Rincian piutang usaha yang dikelompokkan ke dalam kelompok otomotif dan kelompok non-otomotif adalah sebagai berikut:

Details of trade receivables classified as automotive and non-automotive are as follows:

	2004	2003	
Otomotif	1,502,750	1,300,021	*Automotive*
Non-otomotif	403,781	552,255	*Non-automotive*
	1,906,531	1,852,276	

6. PIUTANG LAIN-LAIN

6. *OTHER RECEIVABLES*

	2004	2003	
Piutang derivatif	29,572	306,609	*Derivative receivables*
Piutang karyawan	158,537	230,520	*Loans to officers and employe*
Lain-lain	872,038	316,595	*Other*
	1,060,147	853,724	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(39,495)	(45,518)	*Provision for doubtful accounts*
	1,020,652	808,206	
Dikurangi:			*Less:*
Bagian lancar	(97,459)	(428,239)	*Current portion*
Bagian tidak lancar	923,193	379,967	*Non-current portion*
Terdiri dari:			*Consisting of:*
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25f)	915,149	374,273	*Related parties (refer to Note 25f)*
Pihak ketiga	8,044	5,694	*Third parties*
	923,193	379,967	

(Expressed in millions of Rupiah)

a. Piutang dan hutang derivatif / ***a. Derivative receivables and payables***

Rincian/*Details*		2004	
	Jumlah Nosional/ *Aggregate Notional amount*	Piutang derivatif/ *Derivative receivables*	Hutang derivatif */ *Derivative payables **
Kontrak dalam JPY/*Contracts in JPY*	JPY 9,785,444,923	26,037	1,042
Kontrak dalam US$/*Contracts in US$*	US$ 70,997,831	3,535	10,119
		29,572	11,161
Dikurangi/*Less*:			
Jangka pendek/*Current portion*		(29,159)	(11,051)
Jangka panjang/*Non-current portion*		413	110

Rincian/*Details*		2003	
	Jumlah Nosional/ *Aggregate Notional amount*	Piutang derivatif/ *Derivative receivables*	Hutang derivatif */ *Derivative Payables **
Kontrak dalam US$/*Contracts in US$*	US$ 77,278,000	306,192	22,658
Kontrak dalam JPY/*Contracts in JPY*	JPY 2,495,284,000	28	2,737
Kontrak dalam EUR/*Contracts in EUR*	EUR 4,500,000	389	-
		306,609	25,395
Dikurangi/*Less*:			
Jangka pendek/*Current portion*		(305,809)	(20,316)
Jangka panjang/*Non-current portion*		800	5,079

* Hutang derivatif disajikan sebagai bagian dari hutang lain-lain./*Derivative payables are presented under other payables.*

Pihak lawan dalam kontrak tersebut diatas meliputi HSBC, Mizuho Corporate Bank, Citibank N.A., Sumitomo Bank, JP Morgan Chase, ABN Amro, Deutsche Bank, Standard Chartered Bank, Credit Suisse Boston International dan UBS Singapore

Counterparties for the above contracts include HSBC, Mizuho Corporate Bank, Citibank N.A., Sumitomo Bank, and JP Morgan Chase, ABN Amro, Deutsche Bank, Standard Chartered Bank, Credit Suisse Boston International and UBS Singapore

Perseroan dan anak perusahaan tertentu melakukan transaksi derivatif dalam masa tiga bulan yang berakhir pada tanggal 31 Maret 2004 dan 2003, dengan tujuan untuk lindung nilai. Akan tetapi karena dokumentasi yang ada tidak dapat memenuhi kriteria sebagaimana yang diatur dalam PSAK 55 maka perubahan nilai wajar dari semua instrumen derivatif ini telah diakui dalam laporan laba rugi konsolidasian.

The Company and certain subsidiaries entered into derivative transactions during the three months ended 31 March 2004 and 2003, for the purpose of hedging. However, the existing documentation does not fulfil the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair values of the derivative financial instruments are recognised in the consolidated statements of income.

b. Piutang karyawan / ***b. Loans to officers and employees***

Perseroan dan anak perusahaan tertentu memberikan pinjaman, yang pada umumnya tidak dikenakan bunga, untuk pembelian kendaraan bermotor kepada para karyawannya. Pada tanggal 31 Maret 2004 dan 2003, saldo pinjaman tersebut masing-masing berjumlah Rp 158,5 miliar dan Rp 230,5 miliar. Pinjaman ini akan dilunasi secara angsuran melalui pemotongan gaji bulanan.

The Company and certain subsidiaries granted vehicle loans to their officers and employees, which are generally non-interest bearing. As at 31 March 2004 and 2003, outstanding balances of these loans amounted to Rp 158.5 billion and Rp 230.5 billion respectively. These loans will be repaid in instalments through the withholding of monthly salaries.

(Expressed in millions of Rupiah)

7. PERSEDIAAN / *7. INVENTORIES*

	2004	2003	
Barang jadi termasuk CBU	1,079,621	1,338,523	*Finished goods including CBU units*
Barang dalam proses	100,785	164,118	*Work in process*
Bahan baku dan unit CKD	172,635	666,350	*Raw materials and CKD units*
Suku cadang	180,033	325,707	*Spare parts*
Barang dalam perjalanan	55,417	103,400	*Goods in transit*
Lain-lain	215,530	162,185	*Others*
	1,804,021	2,760,283	
Dikurangi:			*Less:*
Penyisihan persediaan usang dan tidak lancar	(27,624)	(46,665)	*Provision for obsolete and slow moving inventory*
	1,776,397	2,713,618	

Pada tanggal 31 Maret 2004, persediaan sejumlah Rp 348,1 miliar (2003: Rp 338,2 miliar) digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16).

As at 31 March 2004, inventories amounting to Rp 348.1 billion (2003: Rp 338.2 billion) are used as collateral for certain loans (refer to Notes 13 and 16).

Pada tanggal 31 Maret 2004, persediaan Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian yang timbul dari kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 1.99 triliun dan US$ 41,1 juta, yang menurut pendapat manajemen akan cukup untuk menutup kemungkinan kerugian.

As at 31 March 2004, inventories of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 1.99 trillion, and US$ 41.1 million, which management believes is adequate to cover possible losses.

Mutasi penyisihan persediaan usang dan tidak lancar adalah sebagai berikut:

The movement in the provision for obsolete and slow moving inventory is as follows:

	2004	2003	
Saldo awal	27,641	46,444	*Beginning balance*
Penambahan penyisihan	109	412	*Increase in provision*
Penghapusan	(126)	(191)	*Write offs*
Saldo akhir	27,624	46,665	*Ending balance*

8. PERPAJAKAN / *8. TAXATION*

a. Pajak dibayar dimuka / *a. Prepaid taxes*

	2004	2003	
Perseroan			***The Company***
Pajak Penghasilan Badan:			*Corporate Income Tax:*
2003	-	31,741	*2003*
2002	25,225	29,379	*2002*
2000	776	776	*2000*
Tagihan Pajak Penjualan Barang Mewah	29,224	23,750	*Claimable Luxury Sales Tax*
Pajak Pertambahan Nilai	38,310	35,737	*Value Added Tax*

(Expressed in millions of Rupiah)

	2004	2003	
Perseroan			***The Company***
Pajak atas *withholding tax* dan Pajak Pertambahan Nilai sesuai dengan Surat Ketetapan Pajak Tahun 2000	106,350	82,240	*Various tax assessments on 2000 withholding tax and Value Added Tax*
	199,885	203,623	
Anak perusahaan			***Subsidiaries***
Pajak Penghasilan Badan	186,887	181,422	*Corporate Income Tax*
Pajak Pertambahan Nilai	53,980	34,676	*Value Added Tax*
	240,867	216,098	
	440,752	419,721	

b. Hutang pajak / ***b. Taxes payable***

	2004	2003	
Perseroan			***The Company***
Pajak penghasilan:			*Income taxes:*
Pasal 21	4,706	3,992	*Article 21*
Pasal 23	2,188	5,194	*Article 23*
Pasal 26	2,201	9,125	*Article 26*
Pasal 29	36,774	-	*Article 29*
Pajak Penjualan Barang Mewah	426	183	*Luxury Sales Tax*
	46,295	18,494	
Anak perusahaan			***Subsidiaries***
Pajak penghasilan:			*Income taxes:*
Pasal 21	9,501	8,142	*Article 21*
Pasal 22	972	3,982	*Article 22*
Pasal 23	11,408	6,415	*Article 23*
Pasal 25	11,917	11,416	*Article 25*
Pasal 26	1,790	2,805	*Article 26*
Pasal 29	312,643	179,636	*Article 29*
Pajak Penjualan Barang Mewah	35,215	183,842	*Luxury Sales Tax*
Pajak Pertambahan Nilai	50,703	28,855	*Value Added Tax*
Pajak Bumi dan Bangunan	2,469	2,515	*Land and Buildings Tax*
	436,618	427,608	
	482,913	446,102	

c. (Beban)/manfaat pajak penghasilan / ***c. Income tax (expense)/benefit***

	2004	2003	
Perseroan:			***The Company:***
Kini	(52,102)	-	*Current*
Tangguhan	615	(16,889)	*Deferred*
	(51,487)	(16,889)	

(Expressed in millions of Rupiah)

	2004	2003	
Anak Perusahaan:			***Subsidiaries:***
Kini	(391,528)	(234,144)	*Current*
Tangguhan	57,253	(22,662)	*Deferred*
	(334,275)	(256,806)	
Konsolidasian:			***Consolidated:***
Kini	(443,630)	(234,144)	*Current*
Tangguhan	57,868	(39,551)	*Deferred*
	(385,762)	(273,695)	

Rekonsiliasi antara beban pajak penghasilan dengan hasil perkalian laba sebelum pajak penghasilan dan tarif pajak yang berlaku adalah sebagai berikut:

The reconciliation between income tax expense and the theoretical tax amount on profit before income tax is as follows:

	2004	2003	
Laba konsolidasian sebelum pajak penghasilan	1,769,951	1,315,847	*Consolidated profit before income tax*
Ditambahkan kembali dengan eliminasi konsolidasi	663,856	474,310	*Add back consolidation eliminations*
Laba konsolidasian sebelum pajak penghasilan dan eliminasi	2,433,807	1,790,157	*Consolidated profit before income tax and elimination*
Laba sebelum pajak penghasilan anak perusahaan	(1,147,050)	(930,956)	*Profit before income tax attributable of subsidiaries*
Jumlah laba sebelum pajak penghasilan Perseroan	1,286,757	859,201	*Total profit before income tax attributable to the Company*
Pajak dihitung pada tarif pajak 30%	(386,027)	(257,761)	*Tax calculated at the rate of 30%*
Penghasilan tidak kena pajak	325,031	250,640	*Income not subject to tax*
Penghasilan kena pajak final	6,171	5,849	*Income subject to final tax*
(Beban)/ penghasilan yang tidak dapat dikurangkan	3,338	(15,617)	*Non-deductible (expenses)/ income*
Jumlah beban pajak penghasilan Perseroan	(51,487)	(16,889)	*Total income tax expense of the Company*
Jumlah beban pajak penghasilan anak perusahaan	(334,275)	(256,806)	*Total income tax expense of subsidiaries*
Jumlah beban pajak penghasilan konsolidasian	(385,762)	(273,695)	*Total consolidated income tax expense*

Rekonsiliasi antara laba sebelum pajak dan (rugi)/ laba luar biasa menurut laporan laba rugi konsolidasian dengan penghasilan kena pajak Perseroan untuk tiga bulan yang berakhir pada tanggal-tanggal 31 Maret 2004 dan 2003 adalah sebagai berikut:

The reconciliation between profit before income tax and extraordinary (loss)/gain shown in the consolidated statements of income, and the Company's taxable income for the three months ended 31 March 2004 and 2003 is as follows:

(Expressed in millions of Rupiah)

	2004	2003	
Jumlah laba sebelum pajak Perseroan	1,286,757	859,201	*Total profit before income tax attributable to the Company*
Koreksi positif:			***Positive corrections:***
Insentif pelanggan	31,535	-	*Customer incentive*
Penyisihan manfaat karyawan	8,132	7,887	*Provision for employee benefits*
Penyisihan kewajiban estimasian dan kewajiban lain-lain	-	24,218	*Provision for estimated and other liabilities*
Lain-lain	36,734	11,871	*Other*
	76,401	43,976	
Koreksi negatif:			***Negative corrections:***
Bagian atas laba bersih anak perusahaan, perusahaan asosiasi, dan *jointly controlled entities*, setelah amortisasi *goodwill*	(1,083,437)	(835,466)	*Equity in net income of subsidiaries, associates, and jointly controlled entities, net of goodwill amortisation*
Selisih keuntungan penjualan penyertaan antara metode biaya dengan metode ekuitas	(41,576)	-	*Difference in gain on sale of investments between cost and equity method*
Penghasilan bunga yang dikenakan pajak final	(19,965)	(18,963)	*Interest income subject to final tax*
Penyisihan kewajiban estimasian dan kewajiban lain-lain	(17,137)	-	*Provision for estimated and other liabilities*
Insentif pelanggan	-	(8,202)	*Customer incentive*
Lain-lain	(27,371)	(1,719)	*Other*
	(1,189,486)	(864,350)	
Penghasilan kena pajak Perseroan periode berjalan	173,672	38,827	*Taxable income of the Company for the current period*
Akumulasi kerugian pajak tahun sebelumnya	-	(2,326,585)	*Accumulated tax losses from previous years*
Penghasilan kena pajak/ (akumulasi kerugian pajak) – Perseroan	173,672	(2,287,758)	*Taxable income/(accumulated tax losses) of the Company*

Beban pajak penghasilan kini terdiri dari:

Current income tax expense consists of:

	2004	2003	
Perseroan	(52,102)	-	*The Company*
Anak perusahaan	(391,528)	(234,144)	*Subsidiaries*
Jumlah beban pajak penghasilan kini	(443,630)	(234,144)	*Total current income tax expense*

(Expressed in millions of Rupiah)

Hutang pajak penghasilan konsolidasi adalah sebagai berikut:

Income tax payable consists of:

	2004	2003	
Perseroan:			*The Company:*
Jumlah beban pajak penghasilan kini	52,102	-	*Total current income tax expense*
Pembayaran pajak dimuka	(15,328)	-	*Prepayment of income taxes*
	36,774	-	
Anak perusahaan:			*Subsidiaries:*
Jumlah beban pajak penghasilan kini	391,528	234,144	*Total current income tax expense*
Pembayaran pajak di muka	(78,885)	(54,508)	*Prepayment of income taxes*
	312,643	179,636	

Jumlah penghasilan kena pajak untuk tiga bulan yang berakhir pada 31 Maret 2004 dan 2003 berdasarkan perhitungan sementara, karena Perseroan tidak diharuskan menyampaikan Surat Pemberitahuan Tahunan untuk periode-periode yang bersangkutan.

The amount of taxable income for three months ended 31 March 2004 and 2003 are based on a preliminary calculation, as the Company is not required to submitted a tax returned for the respective periods.

d. Aktiva dan kewajiban pajak tangguhan

d. Deferred tax assets and liabilities

	31/12/2003	Dibebankan ke laporan laba rugi/ *Charged to statements of income*	Lain-lain */ *Other**	31/03/2004	
Aktiva pajak tangguhan					***Deferred tax assets***
Perseroan:					***The Company:***
Penyertaan	40,117	(3,379)	-	36,738	*Investments*
Penghasilan tangguhan	105,000	(5,250)	-	99,750	*Deferred income*
Biaya masih harus dibayar	48,959	9,460	-	58,419	*Accrued expenses*
Penyisihan atas piutang ragu-ragu	12,544	18	-	12,562	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	8	-	-	8	*Provision for decline in the value of short-term investments*
Penyisihan atas persediaan usang dan tidak lancar	321	-	-	321	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	(193)	(4)	-	(197)	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(45,414)	(786)	-	(46,200)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk manfaat karyawan	15,455	556	-	16,011	*Provision for employee benefits*
	176,797	615	-	177,412	
Aktiva pajak tangguhan anak perusahaan, bersih	290,952	(3,118)	(1,363)	286,471	***Deferred tax assets of subsidiaries, net***
	467,749	(2,503)	(1,363)	463,883	
Kewajiban pajak tangguhan anak perusahaan, bersih	(231,894)	60,371	9,097	(162,426)	***Deferred tax liabilities of subsidiaries, net***

* Lain-lain adalah aktiva dan kewajiban pajak tangguhan anak perusahaan yang diakuisisi atau dijual selama periode berjalan.

* *Others represents deferred tax assets and liabilities of subsidiaries which have been acquired or disposed of during the period.*

(Expressed in millions of Rupiah)

	31/12/2002	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain/ *Others*	31/03/2003	
Aktiva pajak tangguhan Perseroan:					***Deferred tax assets The Company:***
Akumulasi kerugian fiskal	697,975	(11,648)	-	686,327	*Accumulated tax losses*
Penyertaan	37,919	-	-	37,919	*Investments*
Penghasilan tangguhan	126,000	(5,250)	-	120,750	*Deferred income*
Biaya masih harus dibayar	57,623	(2,662)	-	54,961	*Accrued expenses*
Penyisihan atas piutang ragu-ragu	25,391	(14)	-	25,377	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	1,026	14	-	1,040	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,295	(13)	-	2,282	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	194	(95)	-	99	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(38,766)	473	-	(38,293)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk manfaat jasa karyawan	13,362	2,306	-	15,668	*Provision for employee entitlements*
	923,019	(16,889)	-	906,130	
Aktiva pajak tangguhan anak perusahaan, bersih	376,662	(17,981)	55	358,736	***Deferred tax assets of subsidiaries, net***
	1,299,681	(34,870)	55	1,264,866	
Kewajiban pajak tangguhan anak perusahaan, bersih	(181,049)	(4,681)	-	(185,730)	***Deferred tax liabilities of subsidiaries, net***

* Lain-lain adalah aktiva dan kewajiban pajak tangguhan anak perusahaan yang diakuisisi atau dijual selama periode berjalan.

* *Other represents deferred tax assets and liabilities of subsidiaries which have been acquired or disposed of during the period.*

e. Surat ketetapan pajak

Pajak penghasilan badan – tahun pajak 2000

Pada bulan Maret 2002, Perseroan menerima Surat Ketetapan Pajak ("SKP") untuk pajak penghasilan badan Perseroan tahun 2000. Dalam SKP tersebut, Direktorat Jenderal Pajak ("DJP") menetapkan penghasilan kena pajak sebesar Rp 1,45 triliun, sedangkan di dalam Surat Pemberitahuan Tahunan ("SPT") 2000, Perseroan melaporkan kerugian sebesar Rp 123,7 miliar. Perseroan tidak setuju dengan sebagian besar koreksi yang terdapat di dalam SKP dan mengajukan surat keberatan kepada DJP pada bulan Juni 2002.

Pada bulan Mei 2003, Perseroan menerima surat keputusan atas keberatan tersebut, dimana penghasilan kena pajak Perseroan tahun 2000 berkurang dari Rp 1,45 triliun menjadi Rp 116,5 miliar. Perseroan tidak setuju dengan keputusan tersebut dan mengajukan banding ke Pengadilan Pajak pada bulan Agustus 2003.

e. Tax assessments

Corporate income tax – 2000 fiscal year

In March 2002, the Company received a tax assessment in respect of 2000 corporate income tax. In the tax assessment, the Directorate General of Taxation (the "DGT") assessed taxable income of Rp 1.45 trillion, as opposed to a tax loss of Rp 123.7 billion reported in the tax return. The Company disagreed with most of the adjustments in the tax assessment and lodged an objection with the DGT in June 2002.

In May 2003, the Company received the 2000 corporate tax objection decision confirming a reduction in taxable income from Rp 1.45 trillion to Rp 116.5 billion. The Company disagreed with the decision and lodged an appeal with the Tax Court in August 2003.

(Expressed in millions of Rupiah)

Hingga tanggal laporan keuangan konsolidasian ini, proses banding tersebut masih berlangsung.

As at the date of these consolidated financial statements the appeal is being processed.

Pajak-pajak lainnya – tahun pajak 2000

Other taxes – 2000 fiscal year

Pada bulan Maret 2002, Perseroan menerima SKP untuk pajak-pajak lainnya untuk tahun fiskal 2000 sebesar Rp 82,2 miliar. Perseroan mengajukan keberatan atas keputusan tersebut kepada DJP pada bulan Juni 2002.

In March 2002, the Company received a tax assessment in respect of 2000 other taxes amounting to Rp 82.2 billion. The Company lodged an objection on this assessments with the DGT in June 2002.

Pada bulan Mei 2003, Perseroan menerima beberapa keputusan dari DJP sehubungan dengan keberatan tersebut di atas, dimana sejumlah Rp 4.9 miliar dari keberatan sejumlah Rp 82,2 miliar diterima oleh DJP. Namun demikian selama proses keberatan ini berlangsung, terdapat temuan-temuan lainnya yang menyebabkan tambahan kewajiban pajak dan denda sebesar Rp 85 miliar. Dengan demikian SKP-SKP tahun 2000 setelah keberatan menjadi sebesar Rp 162,2 miliar. Perseroan tidak dapat menerima keputusan tersebut dan mengajukan banding ke Pengadilan Pajak pada bulan Agustus 2003.

In May 2003, the Company received various decision letters from the DGT in relation to its objection, whereby Rp 4.9 billion out of the Rp 82.2 billion was accepted. However, during the tax objection process the DGT identified new findings, resulting in additional tax liabilities and penalties of Rp 85 billion. As a result, the Company's amended 2000 assessment became Rp 162.2 billion. The Company disagreed with the objection assessments and lodged an appeal with the Tax Court in August 2003.

Hingga tanggal laporan keuangan konsolidasian ini, proses banding tersebut masih berlangsung.

As at the date of these consolidated financial statements the appeal is being processed.

Pajak penghasilan badan dan pajak lainnya – tahun pajak 2001

Corporate income and other taxes – 2001 fiscal year

Pada bulan Juni 2003, DJP menerbitkan Surat Ketetapan Pajak Lebih Bayar ("SKPLB") untuk pajak penghasilan badan tahun 2001 sebesar Rp 28,6 miliar dari Rp 28,7 miliar yang dilaporkan dalam SPT. Pada tanggal yang sama, DJP juga menerbitkan Surat Ketetapan Pajak Kurang Bayar ("SKPKB") untuk pajak-pajak lainnya sebesar Rp 0,9 miliar (termasuk denda bunga). Perseroan menyetujui ketetapan tersebut dan telah membukukan seluruh ketetapan pajak tersebut. Seluruh pengembalian kelebihan pajak penghasilan badan diatas telah dikompensasi dengan SKPKB pajak lainnya tahun 2000.

In June 2003, the DGT issued a tax assessment for 2001 corporate income tax confirming an overpayment of corporate income tax of Rp 28.6 billion out of Rp 28.7 billion reported in the 2001 tax return. At the same time, the DGT also issued a tax assessment confirming an underpayment of other taxes amounting to Rp 0.9 billion (including penalties). The Company agreed with the above assessments and recorded the assessments accordingly. The above tax refunds were offset against 2000 tax assessments for other taxes.

f. Administrasi

f. Administration

Berdasarkan peraturan perpajakan Indonesia, Perseroan dan anak perusahaan menghitung, menetapkan dan membayar sendiri jumlah pajak yang terhutang. Perseroan dan anak perusahaan melakukan perhitungan dan melaporkan SPT sendiri. SPT konsolidasian tidak diperkenankan dalam peraturan perpajakan Indonesia. Direktorat Jenderal Pajak dapat menetapkan dan

Under the taxation laws of Indonesia, the Company and subsidiaries submit their tax returns on the basis of self assessment. The Company and subsidiaries calculate and submit their annual tax calculations and returns. Consolidated tax returns are prohibited under the taxation laws of Indonesia. The tax authorities may assess or

(Expressed in millions of Rupiah)

mengubah kewajiban pajak dalam batas waktu sepuluh tahun sejak tanggal terhutangnya pajak.

amend taxes within ten years from the date the tax became due.

9. PIUTANG PEMBIAYAAN

9. *FINANCING RECEIVABLES*

Akun ini terdiri dari piutang pembiayaan anak perusahaan dari segmen jasa keuangan dengan rincian sebagai berikut:

This account consists of financing receivables of subsidiaries engaged in financial services, with details as follows:

	2004	2003	
Piutang pembiayaan konsumen	5,871,522	3,321,510	*Consumer financing receivables*
Investasi bersih dalam sewa guna usaha	52,605	1,966	*Net investment in direct financing leases*
	5,924,127	3,323,476	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(386,052)	(250,040)	*Provision for doubtful accounts*
	5,538,075	3,073,436	

a. Piutang pembiayaan konsumen

a. *Consumer financing receivables*

Rincian piutang pembiayaan konsumen adalah sebagai berikut:

Details of consumer financing receivables are as follows:

	2004	2003	
Piutang pembiayaan konsumen	17,288,520	12,564,576	*Consumer financing receivables*
Pembiayaan bersama	(8,580,675)	(7,482,097)	*Joint financing*
Pendapatan pembiayaan konsumen yang ditangguhkan	(2,836,323)	(1,760,969)	*Unearned consumer financing income*
	5,871,522	3,321,510	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(384,470)	(249,499)	*Provision for doubtful accounts*
	5,487,052	3,072,011	

Rincian piutang pembiayaan konsumen yang diklasifikasikan menurut tahun jatuh temponya adalah sebagai berikut:

A schedule of consumer financing receivables, classified according to year of maturity, is as follows:

	2004	2003	
Dalam 1 tahun	9,714,052	7,355,229	*Within 1 year*
Lebih dari 1 tahun	7,574,468	5,209,347	*More than 1 year*
	17,288,520	12,564,576	

Pada tanggal 31 Maret 2004, piutang pembiayaan konsumen sejumlah Rp 2,88 triliun (2003: Rp 1,48 triliun) digunakan sebagai jaminan untuk pinjaman bank yang diterima oleh anak perusahaan tertentu yang bergerak di bidang jasa keuangan (lihat Catatan 13, 16b, 16d dan 17b).

As at 31 March 2004, consumer financing receivables amounting to Rp 2.88 trillion (2003: Rp 1.48 trillion) are used as collateral for loans obtained by certain financial services subsidiaries (refer to Notes 13, 16b, 16d and 17b).

(Expressed in millions of Rupiah)

b. Investasi bersih dalam sewa guna usaha

b. Net investment in direct financing leases

Kegiatan sewa guna usaha terutama merupakan sewa guna usaha kendaraan bermotor dengan masa sewa berkisar antara 2 hingga 4 tahun.

Leasing operations consist principally of leasing motor vehicles, with lease terms ranging from 2 to 4 years.

Rincian investasi bersih dalam sewa guna usaha adalah sebagai berikut:

Details of net investment in direct financing leases are as follows:

	2004	2003	
Piutang sewa guna usaha	63,176	2,219	*Lease receivables*
Nilai sisa yang terjamin	24,174	2,307	*Guaranteed residual values*
Setoran jaminan	(24,174)	(2,307)	*Security deposits*
Penghasilan sewa guna usaha yang ditangguhkan	(10,571)	(253)	*Unearned lease income*
	52,605	1,966	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu sewa guna usaha	(1,582)	(541)	*Provision for doubtful leases accounts*
	51,023	1,425	

Setoran jaminan dari penyewa akan digunakan untuk melunasi harga jual dari aktiva yang disewakan pada akhir masa sewa jika penyewa menggunakan hak opsinya untuk membeli aktiva yang bersangkutan. Uang jaminan akan dikembalikan kepada penyewa jika hak opsi tidak digunakan.

Security deposits from lessees will be applied against the selling price of the leased asset at the end of the lease term if the lessee exercises the option to purchase the leased asset. The deposit will be refunded to the lessee if the purchase option is not exercised.

Rincian piutang sewa guna usaha yang diklasifikasikan menurut tahun jatuh temponya adalah sebagai berikut:

A schedule of lease receivables classified according to year of maturity is as follows:

	2004	2003	
Dalam 1 tahun	36,116	2,132	*Within 1 year*
Lebih dari 1 tahun	27,060	87	*More than 1 year*
	63,176	2,219	

Pada tanggal 31 Maret 2004, investasi bersih dalam sewa guna usaha sejumlah Rp 41,9 juta (2003: Rp 1,5 miliar) digunakan sebagai jaminan untuk pinjaman yang diterima oleh PT Surya Artha Nusantara Finance ("SANF"), sebuah anak perusahaan tidak langsung (lihat Catatan 16a).

As at 31 March 2004, net investment in direct financing leases amounting to Rp 41.9 million (2003: Rp 1.5 billion) is used as collateral for the loans obtained by PT Surya Artha Nusantara Finance ("SANF"), an indirect subsidiary (refer to Note 16a).

(Expressed in millions of Rupiah)

c. Rincian piutang pembiayaan menurut umur

c. Ageing schedule of financing receivables

	2004	2003	
Piutang pembiayaan konsumen	17,288,520	12,564,576	*Consumer financing receivables*
Piutang sewa guna usaha	63,176	2,219	*Lease receivables*
	17,351,696	12,566,795	

Rincian piutang pembiayaan menurut umurnya adalah sebagai berikut:

The ageing of financing receivables is as follows:

	2004	2003	
Lancar	17,173,983	12,440,050	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	110,593	78,986	*1 - 30 days*
31 - 60 hari	27,303	19,169	*31 - 60 days*
Lebih dari 60 hari	39,817	28,590	*Over 60 days*
	17,351,696	12,566,795	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement in the provision for doubtful accounts is as follows:

	2004	2003	
Saldo awal	355,699	253,865	*Beginning balance*
Tambahan penyisihan	89,374	23,791	*Increase in provision*
Penghapusan	(59,021)	(27,616)	*Write off*
Saldo akhir	386,052	250,040	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu adalah cukup untuk menutup kemungkinan tidak tertagihnya piutang pembiayaan.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of financing receivables.

10. INVESTASI PADA PERUSAHAAN ASOSIASI DAN *JOINTLY CONTROLLED ENTITIES*

10. INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2004					
Investee	% pemilikan/ *% of ownership* 31/03/2004	31/12/2003	Laba/(rugi) bersih/*Net income/(loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/03/2004
Otomotif/*Automotive*						
PT Toyota Astra Motor (TAM Baru /*New TAM*) *	51.00	(67,624)	18,152	-	-	(49,472)
PT Astra Honda Motor	50.00	2,010,533	365,823	(751,644)	-	1,624,712
PT Astra Daihatsu Motor	31.87	303,339	6,287	-	-	309,626
PT GS Battery Inc.	43.23	141,978	5,020	-	-	146,998
PT Kayaba Indonesia	43.23	137,803	10,153	-	-	147,956
PT Denso Indonesia Corporation	22.18	112,341	1,855	-	-	114,196
Lain-lain (masing-masing dibawah Rp 50 miliar)/*Others (belows Rp 50 billion each)*		144,697	2,048	(3,514)	-	143,231
		2,783,067	409,338	(755,158)	-	2,437,247
Jasa keuangan/*Financial service*						
PT Astra Auto Finance	44.86	52,634	3,701	-	-	56,335
Lain-lain (masing-masing dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		39,582	2,700	-	-	42,282
		92,216	6,401	-	-	98,617

* Lihat catatan 3c/ *Refer to Note 3c*

(Expressed in millions of Rupiah)

	2004					
Investee	% pemilikan/ *% of ownership* 31/03/2004	31/12/2003	Laba/(rugi) bersih/*Net income/(loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/03/2004
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	49.10	726,896	23,901	-	2,401	753,198
Lain-lain/*Others*						
PT Pramindo Ikat Nusantara	-	293,937	-	-	(293,937)	-
Konsorsium Intertel Astratel	100.00	100,209	30,339	-	(77,923)	52,625
Lain-lain (masing-masing dibawah Rp 50 miliar)/*Others (below Rp 50 billion each)*		11,518	-	-	668	12,186
		405,664	30,339	-	(371,192)	64,811
		4,007,843	469,979	(755,158)	(368,791)	3,353,873

	2003					
Investee	% pemilikan/ *% of ownership* 31/03/2003	31/12/2002	Laba/(rugi) bersih/*Net income/(loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/03/2003
Otomotif/*Automotive*						
PT Astra Honda Motor	50.00	1,886,366	320,481	-	-	2,206,847
PT Astra Daihatsu Motor	31.87	318,254	944	-	-	319,198
PT GS Battery Inc.	43.66	125,050	7,399	-	-	132,449
PT Kayaba Indonesia	43.66	124,860	11,893	-	-	136,753
PT Denso Indonesia Corporation	22.40	94,036	7,160	-	-	101,196
Lain-lain (masing-masing dibawah Rp 50 miliar)/*Others (below Rp 50 billion each)*		135,802	7,031	-	47	142,880
		2,684,368	354,908	-	47	3,039,323
Jasa keuangan/*Financial service*		44,598	(11,281)	-	29,169	62,486
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	50.00	544,305	40,673	-	(6,199)	578,779
Lain-lain/*Others*						
PT Pramindo Ikat Nusantara	24.50	296,717	-	-	-	296,717
Konsorsium Intertel Astratel	100.00	143,288	30,362	-	(77,713)	95,937
Lain-lain (masing-masing dibawah Rp 50 miliar)/*Others (belows Rp 50 billion each)*		6,624	-	-	1,192	7,816
		446,629	30,362	-	(76,521)	400,470
		3,719,900	414,662	-	(53,504)	4,081,058

Berdasarkan Perjanjian Restrukturisasi Hutang, penyertaan Perseroan pada PT Astra Honda Motor dan PT United Tractors Tbk. dengan nilai buku sebesar Rp 2,38 triliun (2003: Rp 2,79 triliun) digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan yang telah direstrukturisasi (lihat Catatan 16a dan 17a).

Based on the Debt Restructuring Agreement, investments in PT Astra Honda Motor and PT United Tractors Tbk. with a net book value of Rp 2.38 trillion (2003: Rp 2.79 trillion) are used as collateral for the Company's restructured debt (refer to Notes 16a and 17a).

(Expressed in millions of Rupiah)

PT Pramindo Ikat Nusantara ("PIN") mempunyai perjanjian Kerja Sama Operasi dengan PT Telekomunikasi Indonesia (Persero) Tbk. ("Telkom") untuk wilayah Sumatra. Pada tanggal 19 April 2002 PT Astratel Nusantara ("Astratel'), anak perusahaan yang seluruh sahamnya dimiliki Perseroan dan Telkom menandatangani Perjanjian Pembelian dan Penjualan Bersyarat sehubungan dengan rencana akuisisi seluruh saham PIN oleh Telkom. Pada tanggal 17 September 2002 dan 30 September 2003, Astratel telah melepas 15.75% saham PIN yang dimilikinya. Kemudian pada tanggal 15 Maret 2004, Astratel kembali melepas 19,25% saham PIN yang tersisa, yang mengakibatkan Astratel tidak lagi memiliki kepemilikan di PIN.

PT Pramindo Ikat Nusantara ("PIN") has a Joint Operating Scheme Agreement with PT Telekomunikasi Indonesia (Persero) Tbk. ("Telkom") covering Sumatra. On 19 April 2002, PT Astratel Nusantara ("Astratel") a wholly owned subsidiary, and Telkom entered into a Conditional Sale and Purchase Agreement in respect of the proposed acquisition of all of PIN's shares by Telkom. On 17 September 2002 and 30 September 2003, Astratel has sold 15.75% interest in PIN. Further on 15 March 2004, Astratel transferred its 19.25% remaining PIN's shares, and ceased to be a shareholder in PIN.

11. AKTIVA TETAP

11. FIXED ASSETS

	2004				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan/ Nilai Revaluasi					***Acquisition Cost/ Revalued Amount***
Tanah	1,255,444	1,991	(26,160)	1,231,275	*Land*
Bangunan dan fasilitasnya	2,051,168	39,830	(75,684)	2,015,314	*Buildings and building improvements*
Mesin dan peralatan	2,401,205	80,672	(270,317)	2,211,560	*Machinery and equipment*
Alat-alat pengangkutan	1,203,578	94,636	(29,229)	1,268,985	*Transportation equipment*
Perabot dan peralatan kantor	718,145	93,000	(78,512)	732,633	*Furniture and office equipment*
Tanaman menghasilkan	1,366,313	22,914	(107,868)	1,281,359	*Mature plantations*
Alat-alat berat yang disewakan	9,568	4,466	(6,547)	7,487	*Heavy equipment for lease*
Aktiva sewa guna usaha	62,585	5,611	(4,022)	64,174	*Assets under finance leases*
Aktiva dalam penyelesaian:					*Assets under construction:*
Tanaman belum menghasilkan	511	449		960	*Immature plantations*
Bangunan dan mesin	188,060	126,993	(46,853)	268,200	*Buildings and machinery*
	9,256,577	470,562	(645,192)	9,081,947	
Akumulasi Penyusutan					***Accumulated Depreciation***
Tanah	(270)	-	-	(270)	*Land*
Bangunan dan fasilitasnya	(730,288)	(27,863)	22,726	(735,425)	*Buildings and building improvements*
Mesin dan peralatan	(1,218,262)	(66,312)	69,536	(1,215,038)	*Machinery and equipment*
Alat-alat pengangkutan	(397,545)	(46,418)	17,950	(426,013)	*Transportation equipment*
Perabot dan peralatan kantor	(438,960)	(84,062)	59,363	(463,659)	*Furniture and office equipment*
Tanaman menghasilkan	(366,010)	(15,936)	36,200	(345,746)	*Mature plantations*
Alat-alat berat yang disewakan	(5,736)	(655)	943	(5,448)	*Heavy equipment for lease*
Aktiva sewa guna usaha	(19,604)	(2,508)	173	(21,939)	*Assets under finance leases*
	(3,176,675)	(243,754)	206,891	(3,213,538)	
Nilai Buku Bersih	6,079,902			5,868,409	***Net Book Value***

(Expressed in millions of Rupiah)

	2003				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan / Nilai Revaluasi					*Acquisition Cost/ Revalued Amount*
Tanah	1,582,575	5,448	(668)	1,587,355	*Land*
Bangunan dan fasilitasnya	2,101,800	39,228	(9,291)	2,131,737	*Buildings and buildings improvements*
Mesin dan peralatan	3,162,925	206,592	(156,893)	3,212,624	*Machinery and equipment*
Alat-alat pengangkutan	975,810	81,167	(19,865)	1,037,112	*Transportation equipment*
Perabot dan peralatan kantor	744,821	23,720	(9,871)	758,670	*Furniture and office equipment*
Tanaman menghasilkan	1,337,538	3,556	-	1,341,094	*Mature plantations*
Aktiva sewa guna usaha	77,890	5,352	-	83,242	*Assets under finance leases*
Alat-alat berat yang disewakan	11,275	4,477	(5,352)	10,400	*Heavy equipment for lease*
Aktiva dalam penyelesaian:					*Assets under construction:*
Tanaman belum menghasilkan	42,400	1,562	(3,557)	40,405	*Immature plantations*
Bangunan dan mesin	343,071	71,455	(36,227)	378,299	*Buildings and machinery*
	10,380,105	442,557	(241,724)	10,580,938	
Akumulasi Penyusutan					*Accumulated Depreciation*
Tanah	(652)	(8)	-	(660)	*Land*
Bangunan dan fasilitasnya	(735,190)	(37,187)	2,716	(769,661)	*Buildings and buildings improvements*
Mesin dan peralatan	(2,117,426)	(210,106)	142,387	(2,185,145)	*Machinery and equipment*
Alat-alat pengangkutan	(320,000)	(36,858)	13,286	(343,572)	*Transportation equipment*
Perabot dan peralatan kantor	(451,913)	(25,182)	8,538	(468,557)	*Furniture and office equipment*
Tanaman menghasilkan	(300,120)	(16,914)	-	(317,034)	*Mature plantations*
Aktiva sewa guna usaha	(28,206)	(2,357)	-	(30,563)	*Assets under finance leases*
Alat-alat berat yang disewakan	(5,792)	(571)	252	(6,111)	*Heavy equipment for lease*
	(3,959,299)	(329,183)	167,179	(4,121,303)	
Nilai Buku Bersih	6,420,806			6,459,635	*Net Book Value*

Rincian keuntungan penjualan aktiva tetap adalah sebagai berikut:

Details of the gain from disposal of fixed assets are as follows:

	2004	2003	
Harga jual	19,501	40,393	*Proceeds*
Nilai buku	(11,631)	(14,039)	*Net book value*
Keuntungan	7,870	26,354	*Gain*

Penyusutan sejumlah Rp 186,6 miliar (2003: Rp 183,6 miliar) telah dibebankan dan dialokasikan sebagai berikut:

Depreciation of Rp 186.6 billion (2003: Rp 183.6 billion) was charged to operations and allocated as follows:

	2004	2003	
Beban pokok penghasilan	126,276	132,927	*Cost of revenues*
Beban usaha	60,571	50,702	*Operating expenses*
	186,847	183,629	

(Expressed in millions of Rupiah)

Di dalam pengurangan dan reklasifikasi aktiva tetap termasuk aktiva tetap dari anak perusahaan yang didekonsolidasi pada tahun 2004 sejumlah Rp 359,6 miliar.

Disposals and reclassifications includes fixed assets of deconsolidated subsidiaries amounting to Rp 359.6 billion in 2004.

Sebagian dari hak atas tanah sedang dalam proses perpanjangan/pembaruan dan pengurusan balik nama menjadi atas nama Perseroan dan anak perusahaan.

The Company and certain subsidiaries are in the process of transferring to their name and extending/renewing the title of certain land rights.

Hak atas tanah Perseroan berupa Sertifikat Hak Guna Bangunan dengan masa berlaku antara tahun 2004 – 2033.

The Company's land has "Hak Guna Bangunan" titles which expire between 2004 – 2033.

Pada tanggal 31 Maret 2004, aktiva tetap tertentu dengan nilai buku sejumlah Rp 3,10 triliun (2003: Rp 3,67 triliun) digunakan sebagai jaminan untuk pinjaman jangka pendek, hutang bank dan pinjaman jangka panjang lainnya, dan obligasi (lihat Catatan 13, 16, dan 17).

As at 31 March 2004, certain fixed assets with a net book value of Rp 3.10 trillion (2003: Rp 3.67 trillion) are used as collateral for short-term loans, long-term bank and other loans and bonds (refer to Notes 13, 16, and 17).

Pada tanggal 31 Maret 2004, aktiva tetap Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian akibat kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 4,53 triliun, US$ 40,1 juta dan JPY 4,1 miliar, yang menurut pendapat manajemen cukup untuk menutup kerugian yang mungkin timbul dari terjadinya kebakaran dan risiko-risiko lainnya.

As at 31 March 2004, certain fixed assets of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 4.53 trillion, US$ 40.1 million and JPY 4.1 billion, which management believes is adequate to cover possible losses.

12. AKTIVA LAIN-LAIN / *12. OTHER ASSETS*

	2004	2003	
Aktiva yang belum digunakan dalam usaha	261,201	259,275	*Assets not used in operations*
Uang muka proyek perkebunan plasma, bersih	20,109	-	*Advances for plasma projects, net*
Biaya tangguhan	17,939	82,780	*Deferred charges*
Lain-lain	150,196	84,618	*Other*
	449,445	426,673	

Aktiva yang belum digunakan dalam usaha merupakan hak atas tanah yang belum digunakan dalam aktivitas usaha.

Assets not used in operations represent land rights for land not yet used in operations.

13. PINJAMAN JANGKA PENDEK / *13. SHORT-TERM LOANS*

	2004	2003	
US$			*US$*
Lehman Brothers Commercial Corporation Asia Ltd., Hongkong	48,272	-	*Lehman Brothers Commercial Corporation Asia Ltd., Hongkong*
Credit Suisse First Boston International, London	4,294	-	*Credit Suisse First Boston International, London*
The Bank of Tokyo - Mitsubishi Ltd.	-	53,448	*The Bank of Tokyo - Mitsubishi Ltd.*
The Asahi Bank Ltd.	-	4,454	*The Asahi Bank Ltd.*
PT Bank Negara Indonesia (Persero) Tbk.	-	8,159	*PT Bank Negara Indonesia (Persero) Tbk.*
	52,566	66,061	

(Expressed in millions of Rupiah)

	2004	2003	
Rupiah			*Rupiah*
PT Bank Mandiri (Persero) Tbk.	192,019	118,055	*PT Bank Mandiri (Persero) Tbk.*
PT Bank Central Asia Tbk.	185,000	190,000	*PT Bank Central Asia Tbk.*
PT Bank NISP Tbk.	50,000	100,000	*PT Bank NISP Tbk.*
Mizuho Corporate Bank	49,000	-	*Mizuho Corporate Bank*
Citibank, N.A.	-	150,000	*Citibank, N.A.*
JP Morgan Chase Bank	-	90,000	*JP Morgan Chase Bank*
HSBC	-	80,000	*HSBC*
PT Bank Danamon Indonesia Tbk.	-	64,000	*PT Bank Danamon Indonesia Tbk.*
Lain-lain	2,185	44,610	*Others*
	478,204	836,665	
JPY			*JPY*
Mizuho Corporate Bank	123,182	446,957	*Mizuho Corporate Bank*
Sumitomo Mitsui Banking Corp.	123,182	-	*Sumitomo Mitsui Banking Corp.*
PT Bank Danamon Indonesia Tbk.	62,361	89,489	*PT Bank Danamon Indonesia Tbk.*
PT Bank Mandiri (Persero) Tbk.	28,203	78,739	*PT Bank Mandiri (Persero) Tbk.*
PT Bank Negara Indonesia (Persero) Tbk.	10,968	11,776	*PT Bank Negara Indonesia (Persero) Tbk.*
	347,896	626,961	
EUR			*EUR*
PT Bank Danamon Indonesia Tbk.	16,076	13,599	*PT Bank Danamon Indonesia Tbk.*
	894,742	1,543,286	

Pinjaman jangka pendek di atas dibebani suku bunga tahunan sebagai berikut:

The above short-term loans attracted interest at the following annual rates:

	2004	2003	
US$	2.23% - 2.72%	2.17% - 2.72%	*US$*
Rupiah	9.20% - 18.63%	13.08% - 22.15%	*Rupiah*
JPY	1.10% - 1.55%	0.84% - 2.35%	*JPY*

Pinjaman jangka pendek sejumlah EUR 1,5 juta, JPY 4,1 miliar dan Rp 424,2 miliar pada tanggal 31 Maret 2004 dijamin dengan deposito berjangka, piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap yang dimiliki anak perusahaan serta jaminan para pemegang saham asing dari anak perusahaan tersebut (lihat Catatan 4, 5, 7, 9, dan 11).

Short-term loans amounting to EUR 1.5 million, JPY 4.1 billion, and Rp 424.2 billion as at 31 March 2004 are secured by time deposits, trade receivables, inventories, financing receivables, fixed assets of subsidiaries, and guarantees issued by the foreign shareholders of those subsidiaries (refer to Notes 4, 5, 7, 9, and 11).

Deposito berjangka yang digunakan sebagai jaminan untuk pinjaman bank diatas disajikan sebagai "Kas dan deposito yang dibatasi penggunaannya" pada neraca konsolidasian (lihat Catatan 4c).

Time deposits which are security for the above loans are presented as "Restricted cash and time deposits" in the consolidated balance sheets (refer to Note 4c).

PT Federal Izumi Manufacturing ("FIM"), anak perusahaan dari PT Astra Otoparts Tbk. ("AOP"), belum membayar pokok pinjaman dari "revolving credit" dan pinjaman modal kerja yang jatuh tempo pada tahun 2002 sejumlah US$ 6,1 juta. FIM juga belum memenuhi rasio keuangan seperti yang dipersyaratkan dalam perjanjian restrukturisasi hutang. Pada tanggal laporan ini, FIM masih bernegosiasi untuk merestrukturisasi hutangnya kepada bank.

PT Federal Izumi Manufacturing ("FIM"), a subsidiary of PT Astra Otoparts Tbk. ("AOP"), has not paid the principal of revolving credit and working capital loans which were due in 2002 amounting to US$ 6.1 million. Further, FIM has not complied with the financial ratios as stipulated in the loan restructuring agreement. At the date of this report, FIM is still negotiating with the bank for a rescheduling of the loans.

(Expressed in millions of Rupiah)

14. HUTANG USAHA / *14. TRADE PAYABLES*

	2004	2003	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25g)	1,102,556	1,005,444	*Related parties (refer to Note 25g)*
Pihak ketiga:			*Third parties:*
Rupiah	565,060	1,159,319	*Rupiah*
Mata uang asing	201,917	115,113	*Foreign currencies*
	766,977	1,274,432	

Rincian hutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade payables in foreign currencies are as follows:

	2004		2003		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	2,529,891,164	207,758	2,535,905,569	188,907	*JPY*
US$	17,911,194	153,803	45,800,469	407,991	*US$*
EUR	1,076,735	11,292	493,508	4,754	*EUR*
GBP	299,767	4,715	866,254	12,156	*GBP*
Lain-lain *	251,806	2,162	380,669	3,391	*Others* *
Jumlah		379,730		617,199	*Total*

* Hutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Trade payables denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

15. KEWAJIBAN DIESTIMASI / *15. PROVISIONS*

	2004	2003	
Penyisihan untuk kerugian sehubungan dengan rencana divestasi anak perusahaan (lihat Catatan 3b)	58,714	-	*Provision in relation to planned divestment of subsidiaries (refer to Note 3b)*
Penyisihan untuk kerugian atas perjanjian pembelian dan penjualan saham (lihat Catatan 27b)	201,663	291,036	*Provision for loss on agreement to sell and purchase shares (refer to Note 27b)*
Manfaat karyawan	182,347	181,200	*Employee benefits*
	442,724	472,236	
Dikurangi:			*Less:*
Bagian jangka pendek	(279,160)	-	*Current portion*
Bagian jangka panjang	163,564	472,236	*Non-current portion*

a. Manfaat karyawan

Penyisihan atas manfaat karyawan pada tanggal 31 Maret 2004 dihitung sesuai dengan UU Ketenagakerjaan No. 13/2003. Perhitungan dilakukan oleh aktuaris dengan menggunakan pendekatan kewajiban mana yang lebih besar antara manfaat yang diberikan oleh program pensiun yang ada dengan manfaat yang diberikan sesuai dengan UU Ketenagakerjaan.

Pada tanggal 31 Maret 2003, Perseroan mengakui manfaat sehubungan dengan manfaat karyawan berdasarkan Keputusan Menteri Tenaga Kerja (Kep.Men.150).

a. Employees benefits

The provision for employee benefits as at 31 March 2004 is calculated based on Manpower Law No. 13/2003. The calculation of the benefit obligation was performed by an actuary using an approach based on the higher of benefit obligations under the Company's existing pension program and the Manpower Law.

As at 31 March 2003, the Company recognised the benefit relating to employees benefits based on the Minister of Manpower regulation (Kep.Men.150).

	2004	2003	
Saldo awal	176,689	162,724	*Beginning balance*
Tambahan penyisihan	14,233	20,246	*Increase in provision*
Pembayaran	(2,390)	(1,770)	*Payments*
Efek dari anak perusahaan yang didekonsolidasi	(6,185)	-	*Effect of deconsolidated subsidiaries*
	182,347	181,200	
Dikurangi:			*Less:*
Bagian jangka pendek	(18,783)	-	*Current portion*
Bagian jangka panjang	163,564	181,200	*Non-current portion*

16. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG

16. LONG-TERM BANK AND OTHER LOANS

	2004	2003	
Pinjaman hasil restrukturisasi	1,208,361	4,522,284	*Restructured loans*
Pinjaman bank lainnya	703,270	760,217	*Other bank loans*
Pinjaman dari pihak yang mempunyai hubungan istimewa	325,716	685,762	*Related party loans*
	2,237,347	5,968,263	
Dikurangi:			*Less:*
Bagian jangka pendek	(700,556)	(1,308,592)	*Current portion*
Bagian jangka panjang	1,536,791	4,659,671	*Long-term portion*

a. Pinjaman hasil restrukturisasi

a. Restructured loans

	2004	2003	
Perseroan	782,616	3,577,425	*The Company*
Anak perusahaan	425,745	944,859	*Subsidiaries*
	1,208,361	4,522,284	

Perseroan

Pada tanggal 30 Juni 1999, Perseroan berhasil merestrukturisasi hutangnya (tidak termasuk hutang usaha) yang berlaku efektif sejak 1 Januari 1999. Pada Tanggal Penutupan (30 Juni 1999), perjanjian pinjaman baru yang disetujui dengan para kreditur terkait adalah sebagai berikut:

The Company

On 30 June 1999, the Company concluded a restructuring of non-trade related debts effective on 1 January 1999. On the Closing Date (30 June 1999), a new financing agreement was concluded with all of the affected creditors as follows:

	Seri I/ *Series I*	Seri II/ *Series II*	Seri III/ *Series III*	
Tranche A (dalam ribuan US$):				*Tranche A (in thousands of US$):*
Pinjaman	118,930	413,269	17,853	*Loans*
Obligasi	81,070	281,779	82,147	*Bonds*
	200,000	695,048	100,000	

	Seri I/ *Series I*	Seri II/ *Series II*	Seri III/ *Series III*	
Tranche B (dalam jutaan Rupiah):				*Tranche B (in millions of Rupiah):*
Pinjaman	104,760	434,698	27,680	*Loans*
Obligasi	94,100	384,583	71,790	*Bonds*
	198,860	819,281	99,470	

Obligasi Tranche A dikeluarkan oleh Astra Overseas Finance B.V., anak perusahaan yang 100% dimiliki oleh Perseroan, dan dijamin oleh Perseroan. Obligasi tersebut dicatatkan pada Bursa Efek Luxembourg. Obligasi Seri III Tranche A merupakan obligasi *zero coupon* dengan nilai nominal sebesar US$ 131,7 juta.

Tranche A bonds are issued by Astra Overseas Finance B.V., a wholly owned subsidiary of the Company, and guaranteed by the Company. The bonds are listed on the Luxembourg Stock Exchange. Series III Tranche A Bonds represent zero coupon bonds with a face value of US$ 131.7 million.

Obligasi Tranche B adalah obligasi PT Astra International Tbk. III yang dicatatkan pada Bursa Efek Surabaya.

Tranche B bonds, namely PT Astra International Tbk. Bonds III, are listed on the Surabaya Stock Exchange.

Meskipun kinerja Perseroan sangat baik, jadwal pembayaran hutang yang telah disepakati dalam Restrukturisasi Hutang 1999 telah memberikan beban yang signifikan kepada Perseroan. Oleh karena itu, Perseroan memperoleh persetujuan dari para kreditur dan pemegang obligasi untuk merestrukturisasi kembali hutangnya ("Restrukturisasi Hutang 2002"). Pada tanggal 12 Desember 2002, semua prasyarat Restrukturisasi Hutang 2002 telah dipenuhi.

Despite its strong trading performance, the debt repayment schedule under the agreed terms of the 1999 Debt Restructuring placed a significant burden on the Company. As a result, the Company obtained creditors and bond holders' approval to again restructure its debts (the "2002 Debt Restructuring"). On 12 December 2002, all conditions precedent for the 2002 Debt Restructuring were achieved.

Syarat-syarat dan ketentuan dalam Restrukturisasi Hutang 2002 mencakup penerbitan saham baru dengan jumlah minimum sebesar ekuivalen US$ 100 juta. Dengan telah dilaksanakannya PUT II (lihat Catatan 1), maka syarat-syarat dan ketentuan Restrukturisasi Hutang 2002 yang berlaku adalah sebagai berikut:

Terms and conditions contained in the 2002 Debt Restructuring included an equity issue to raise a minimum of the equivalent of US$ 100 million. Following the completion of the LPO II equity issue (refer to Note 1), the applicable terms and conditions of the 2002 Debt Restructuring are as follows:

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Jangka waktu/ *Term*	Diperpanjang dari 30 Juni 2005 menjadi 30 Juni 2006 dengan opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang hingga 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee.*/ *Extended initially from 30 June 2005 to 30 June 2006. If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended, an extension fee will apply.*	Tetap sampai dengan 30 Juni 2006 dengan opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee.*/ *Unchanged (i.e. 30 June 2006). If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended, an extension fee will apply.*

(Expressed in millions of Rupiah)

Keterangan/ *Description*	**Seri II/** *Series II*	**Seri III/** *Series III*
Tingkat bunga/ *Interest rate*	US$ SIBOR + margin, atau *Reference Rate* Rupiah + margin/ *US$ SIBOR + margin, or Rupiah Reference Rate + margin*	6,5% untuk Tranche A dan 15% untuk Tranche B. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009, maka sejak tanggal 30 Juni 2006 tingkat bunga yang berlaku sama dengan tingkat bunga yang berlaku untuk Seri II./ *6.5% on Tranche A and 15% on Tranche B. If the final maturity date is extended to 30 June 2009, from 30 June 2006 interest will accrue at the same rate as Series II debt.*
Margin/ *Margin*	2003 - 3,25% 2004 - 3,50% 2005 - 3,75% 2006 - 4,00% 2007 - 4,25% 2008 - 4,50% 2009 - 4,75%	Berlaku sejak 30 Juni 2006/ *Effective from 30 June 2006*: 2006 - 4,00% 2007 - 4,25% 2008 - 4,50% 2009 - 4,75%
Penyesuaian margin/ *Margin adjustment*	Penyesuaian secara terbatas bagi penurunan margin yang memungkinkan pemotongan pajak penghasilan dan *gross-up* bunga Tranche A, yang dibayar penuh berdasarkan margin yang lebih rendah tersebut. Dikompensasi dengan penyesuaian kenaikan margin pada saat Tranche A jatuh tempo atau sebelum *Release Date*./ *Limited downward adjustment to margin to allow withholding tax and gross-up on Tranche A interest to be paid in full on the basis of the lower margin. Compensated by upward adjustment in margin either at maturity of Tranche A or before Release Date.*	Tidak ada/ *None*
Pembayaran bunga/ *Interest payment*	Setiap tiga bulan/ *Quarterly basis*	Pada saat jatuh tempo tanggal 30 Juni 2006. Apabila tanggal jatuh tempo diperpanjang menjadi 30 Juni 2009, maka bunga sampai 30 Juni 2006 akan dikapitalisasi ke pokok pinjaman dan mulai 30 September 2006, bunga akan dibayar setiap tiga bulan./ *At maturity on 30 June 2006. If the final maturity date is extended to 30 June 2009, all interest accrued as at 30 June 2006 will be capitalised to the principal, and from 30 September 2006 interest will be paid on a quarterly basis.*
Pembayaran kembali pokok pinjaman/	Pembayaran kembali pokok pinjaman adalah sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah) : Sebelum dilaksanakannya *Extension Option:* 31 Desember 2002 – US$ 66.493 dan Rp 82.724 2003 - US$ 86.974 dan Rp 108.203 2004 - US$ 86.974 dan Rp 108.203 2005 - US$ 86.974 dan Rp 108.203 Maret 2006 – US$ 21.743 dan Rp 27.051 30 Juni 2006 – sisa jumlah pokok terhutang. Pada saat dan dengan terjadinya *Reset Date*: 2006 - US$ 53.661 dan Rp 66.758 2007 - US$ 75.404 dan Rp 93.809 2008 - US$ 75.404 dan Rp 93.809 Maret 2009 – US$ 39.032 dan Rp 48.559 30 Juni 2009 – sisa jumlah pokok terhutang. Total pembayaran kembali pokok pinjaman tersebut di atas adalah total seluruh jumlah pinjaman seri II per 1 Januari 1999 ditambah dengan pinjaman yang terjadi kemudian dan dikurangi dengan pembatalan pinjaman seri II, hingga akhir tahun 2002. Pembayaran dilakukan setiap tiga bulan secara proporsional.	Terhutang pada tanggal 30 Juni 2006. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009 maka pembayaran kembali adalah sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Pada saat dan dengan terjadinya *Reset Date*: 2006 - US$ 18.574 dan Rp 34.815 2007 - US$ 43.869 dan Rp 82.231 2008 - US$ 43.869 dan Rp 82.231 Maret 2009 – US$ 22.716 dan Rp 42.580 30 Juni 2009 – sisa jumlah pokok terhutang. Total pembayaran kembali pokok pinjaman tersebut di atas adalah total seluruh jumlah pinjaman seri III yang tercatat pada tanggal 30 Juni 2006 ditambah dengan kapitalisasi bunga hingga tanggal tersebut. Pembayaran dilakukan setiap tiga bulan secara proporsional, dimulai pada 30 September 2006.

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Principal repayment	*Principal repayment (in thousands of US$ and millions of Rupiah)* *Before the Extension Option is taken:* *31 December 2002 – US$ 66,493 and Rp 82,724* *2003 - US$ 86,974 and Rp 108,203* *2004 - US$ 86,974 and Rp 108,203* *2005 - US$ 86,974 and Rp 108,203* *March 2006 – US$ 21,743 and Rp 27,051* *30 June 2006 – the balance outstanding.* *On and in the event of Reset Date:* *2006 - US$ 53,661 and Rp 66,758* *2007 - US$ 75,404 and Rp 93,809* *2008 - US$ 75,404 and Rp 93,809* *March 2009 – US$ 39,032 and Rp 48,559* *30 June 2009 – the balance outstanding.* *The above mentioned accumulated principal repayment is the total aggregate amounts outstanding under Series II on 1 January 1999 as adjusted to reflect the addition of any subsequent Series II debt, and the cancellation of any Series II debt.* *Payments will be executed proportionally on a quarterly basis.*	*Payable on 30 June 2006.* *If the Final Maturity Date is extended to 30 June 2009, the amortisation schedule will be as follows (in thousands of US$ and millions of Rupiah):* *On and in the event of Reset Date:* *2006 - US$ 18,574 and Rp 34,815* *2007 - US$ 43,869 and Rp 82,231* *2008 - US$ 43,869 and Rp 82,231* *March 2009 – US$ 22,716 and Rp 42,580* *30 June 2009 – the balance outstanding.* *The above mentioned accumulated principal repayment is the total aggregate amount outstanding under Series III on 30 June 2006, as adjusted to reflect capitalised interest up to that date.* *Payments will be executed proportionally on a quarterly basis from 30 September 2006.*
Pembayaran dengan sukarela/ *Voluntary prepayment*	Diperkenankan secara pro rata untuk semua Tranche./ *Allowed and will be pro rated across Tranches.*	Diperhitungkan (saat Seri II telah dilunasi) secara pro rata untuk semua Tranche./ *Allowed (once Series II is repaid) and will be pro rated across Tranches.*
Alokasi *Rights*/ *Rights allocation*	Tidak ada/ None	Tidak ada tambahan rights, selain dari 258.398.155 *rights* yang telah diperjanjikan sebelumnya./ *No addition of rights other than 258,398,155 rights which was agreed previously.*
Jenis *Rights*/ *Rights characteristics*	Tidak ada/ *None*	Dapat diperdagangkan setelah Tanggal Penutupan restrukturisasi hutang tahun 1999 dan dapat dieksekusi dengan harga sebesar Rp 500 (dalam satuan Rupiah) per right pada setiap saat setelah Tanggal Penutupan restrukturisasi hutang tahun 1999 dan sebelum 7 Januari 2004 (diperdagangkan hingga tanggal 31 Desember 2003) dan tidak berlaku apabila *rights* telah kadaluarsa. Dana pelunasan yang diperoleh dari penerimaan pelaksanaan *rights* dapat digunakan sebagai jaminan dan untuk pembelian kembali pinjaman Seri III./ *Can be traded after the Closing Date of debt restructuring 1999 and exercisable at Rp 500 (full Rupiah) per right at any time after the Closing Date of debt restructuring 1999 and prior to 7 January 2004 (traded up to 31 December 2003) and will no longer be valid when the rights expire. A sinking fund established from the proceeds of the rights exercised will stand as security for, and a partial payment of Series III debt.*

Restrukturisasi Hutang 2002 juga mencakup persyaratan berikut ini:

- Pembayaran dimuka *restructuring fee* pada Tanggal Restrukturisasi kepada *"Secured Creditors"* sebesar 0,25% dari total Seri II Tranche A dan Tranche B yang terhutang

The 2002 Debt Restructuring also includes the following terms and conditions:

- *An upfront restructuring fee paid on the Restructuring Date to the "Secured Creditors" equal to 0.25% of the total Series II Tranche A and Tranche B*

(Expressed in millions of Rupiah)

pada tanggal restrukturisasi dan total Seri III Tranche A dan Tranche B yang akan terhutang per tanggal 30 Juni 2006. *Fee* ini dibayarkan secara pro rata kepada seluruh kreditur.

- Jika Perseroan tidak dapat me-*refinance* hutangnya pada tahun 2006, Perseroan memiliki opsi untuk memperpanjang tanggal jatuh tempo terakhir hutang Seri II dan Seri III menjadi 30 Juni 2009, dengan ketentuan bahwa *fee* perpanjangan sebesar 1,125% dari jumlah yang terhutang untuk Seri II dan Seri III pada tanggal 30 Juni 2006 akan dibayarkan secara pro rata kepada seluruh kreditur.

- Pembentukan *Supplementary accounts*, yang terdiri dari:
  - *Equity account* yang digunakan untuk menampung dana yang diperoleh dari penerbitan saham baru; dan
  - *Asset Sales account* yang digunakan untuk menampung dana yang diperoleh dari penjualan aktiva Perseroan.

  Cash sweep mechanism tidak diberlakukan terhadap dana-dana dalam *Supplementary accounts*.

- Pembentukan *Mandatory Prepayment account* yang digunakan untuk menampung dana yang diperoleh dari penjualan aktiva Perseroan dengan pembagian sebagai berikut:
  - Sebelum *Release Date*: 75% dari penerimaan bersih hasil penjualan aktiva; dan
  - Setelah *Release Date*: 60% dari penerimaan bersih hasil penjualan aktiva.

- Amortisasi hutang dalam Restrukturisasi Hutang 2002 telah menghilangkan keharusan bagi Perseroan untuk menjual aktivanya. Apabila Perseroan melakukan penjualan aktiva, maka hasil dari penjualan tersebut akan dialokasikan sebagai berikut:
  - Sebelum *Release Date*: 75% wajib digunakan untuk membayar pokok pinjaman dan sisanya ditransfer ke *Asset Sales account*; dan
  - Setelah *Release Date*: 60% wajib digunakan untuk membayar pokok pinjaman dan sisanya ditransfer ke *Asset Sales account*.

outstanding debt as at the Restructuring Date and the total Series III Tranche A and Tranche B outstanding debt anticipated as at 30 June 2006. The fee paid was distributed pro rata among the holders of such Series.

- *If the Company is not able to refinance its debt in 2006, the Company has the option to extend the final maturity date for Series II debt and Series III debt to 30 June 2009, provided that an extension fee of 1.125% of the total outstanding debt under Series II and Series III as at 30 June 2006 is paid to all creditors on a pro rata basis.*

- *Establishment of Supplementary accounts, which consist of:*
  - *An Equity account, which can only be funded from the net proceeds of any equity issue; and*
  - *An Asset Sales account, which can only be funded from the net proceeds of assets sales.*

  The cash sweep mechanism will not apply to the Supplementary accounts.

- *Establishment of a Mandatory Prepayment account which will be funded from the net proceeds of asset sales in the following proportions:*
  - *Prior to Release Date: 75% of such asset sales proceeds; and*
  - *After Release Date: 60% of such asset sales proceeds.*

- *The 2002 Debt Restructuring amortisation has removed the Company's obligation to sell assets. If the Company sells assets, net proceeds from asset sales will be applied as follows:*
  - *Before Release Date: 75% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account; and*
  - *After Release Date: 60% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account.*

(Expressed in millions of Rupiah)

- Pembayaran yang berasal dari penerimaan bersih penjualan aktiva akan dialokasikan sebagai berikut:

  (i) Sebelum 30 Juni 2006:

  a) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II untuk 2003, dan apabila sudah nihil, akan dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh temponya; dan

  b) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II dan jadwal amortisasi Seri III pada tanggal 30 Juni 2006, secara pro rata terhadap jumlah agregat Seri II yang terhutang pada saat itu dan jumlah agregat dari Nilai Awal Seri III, dan apabila jumlahnya sudah nihil, dipakai untuk melakukan pembayaran sesuai dengan urutan terbalik dari urutan jatuh temponya.

  (ii) Setelah 30 Juni 2006, apabila tanggal jatuh tempo terakhir untuk Seri II dan III diperpanjang menjadi 30 Juni 2009 maka:

  a) 50% akan dipakai untuk melunasi pembayaran Seri II dan III sesuai dengan jadwal pembayaran tahun 2006 prorata terhadap Seri II dan III dan, apabila jumlahnya sudah nihil, akan dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh temponya; dan

  b) 50% akan dipakai untuk melunasi pembayaran Seri II dan III sesuai dengan jadwal pembayaran tahun 2009, secara pro rata untuk Seri II dan III dan, apabila jumlahnya sudah nihil, dipakai untuk melakukan pembayaran sesuai dengan urutan terbalik dari urutan jatuh temponya.

- *Any repayments derived from net proceeds of asset sales will be applied as follows:*

  (i) Prior to 30 June 2006:

  a) 50% will be applied against 2003 Series II repayments and, if reduced to zero, against subsequent repayments in chronological order of maturity; and

  b) 50% will be applied against Series II repayments and the Series III repayment scheduled for 30 June 2006, prorated to the aggregate amounts outstanding under Series II at that time and the aggregate Initial Value of Series III, and, if reduced to zero, against subsequent repayments in inverse order of maturity.

  (ii) After 30 June 2006, if the Final Maturity Dates for Series II and III are extended to 30 June 2009:

  a) 50% will be applied against 2006 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in chronological order of maturity; and

  b) 50% will be applied against 2009 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in inverse order of maturity.

(Expressed in millions of Rupiah)

- Sebelum *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 10% dari laba setelah pajak, tetapi tidak termasuk pendapatan luar biasa. Setelah *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 50% dari laba setelah pajak, tetapi tidak termasuk pendapatan luar biasa, dengan syarat bahwa tidak pernah terjadi *defaults*.

- Jumlah maksimum per tahun yang diperbolehkan untuk pembelian barang modal akan ditingkatkan dari US$ 15 juta per tahun menjadi US$ 20 juta per tahun, kecuali untuk tahun 2003 dimana pengeluaran barang modal yang diperbolehkan adalah US$ 42 juta. Perseroan dapat menggunakan jumlah yang diperbolehkan untuk pembelian barang modal yang tidak terpakai untuk tahun berikutnya.

- Pembayaran atas kewajiban yang timbul dari Perjanjian Penjualan dan Pembelian Saham AAL (lihat Catatan 27b) yang akan jatuh tempo pada tanggal 15 Juni 2004 akan dibiayai (jika perlu) dengan penerbitan pinjaman Seri II yang baru. Perseroan diwajibkan untuk melakukan amortisasi pembayaran tambahan kepada seluruh kreditur, sebesar persentase dari pinjaman Seri II baru yang diterbitkan, sebagai berikut:

  2004 – 41%
  2005 – 13%
  2006 – 11,3%
  2007 – 11,3%
  2008 – 11,3%
  2009 – sisanya.

- Perseroan diperbolehkan untuk melakukan pembelian kembali hutang Seri II dan Seri III dengan diskon terhadap nilai nominalnya. Sumber pendanaan untuk pembelian kembali tersebut akan diambil dari *Supplementary accounts* (yang diperoleh dari hasil penerbitan saham baru dan penjualan aktiva), dan dari *Series III Sinking Fund* untuk hutang Seri III.

- *Prior to Release Date, the Company was entitled to pay dividends of up to 10% of net profit after tax, excluding extraordinary items. After Release Date, the Company is entitled to pay dividends up to 50% of net profit after tax, excluding extraordinary items, provided there have been no defaults.*

- *The maximum annual amount permitted for capital expenditure is increased from US$ 15 million per year to US$ 20 million per year, except in 2003, when permitted capital expenditure was US$ 42 million. The Company may use unutilised permitted capital expenditure in subsequent years.*

- *Payments in respect of the Agreement to Sell and Purchase Shares of AAL (refer to Note 27b) due on 15 June 2004 shall be financed (if required) by issuing new Series II debt. The Company is required to make an additional amortisation payment to all creditors equivalent to a percentage of the new Series II debt issued, as follows:*

  2004 – 41%
  2005 – 13%
  2006 – 11.3%
  2007 – 11.3%
  2008 – 11.3%
  2009 – the balance outstanding.

- *The Company may conduct debt buybacks of both Series II and Series III debt at a discount to their face value. The funding of such debt buybacks will be from amounts credited to the Supplementary accounts (generated from equity raising and proceeds from asset sales), and in respect of Series III debt only, the Series III Sinking Fund.*

(Expressed in millions of Rupiah)

Berikut ini adalah kondisi dan persyaratan dari Restrukturisasi Hutang 1999 yang masih berlaku:

- Penjaminan seluruh penyertaan saham milik Perseroan;
- Penjaminan secara hipotik atas seluruh tanah dan bangunan utama milik Perseroan;
- Pembatasan perolehan pinjaman baru; dan
- Tidak menjaminkan seluruh aktiva, kecuali aktiva baru yang dibiayai dengan pinjaman baru dan sebagai jaminan untuk fasilitas *trade finance*.

The terms and conditions of the 1999 Debt Restructuring which are still applicable are as follows:

- *A pledge of the Company's shareholdings;*
- *A fully registered mortgage over all of the Company's material land and buildings;*
- *Limited amounts of new debt; and*
- *A negative pledge on all assets, except for new assets purchased with new money and security for trade finance facilities.*

Rincian pinjaman hasil restrukturisasi Perseroan pada tanggal 31 Maret 2004 dan 2003 adalah sebagai berikut:

Details of the Company's restructured loans as at 31 March 2004 and 2003 are as follows:

	2004	2003	
Tranche A:			*Tranche A:*
Seri II	500,673	3,008,805	*Series II*
Seri III (termasuk bunga yang akan dibayar)	147,691	162,879	*Series III (including accrued interest)*
Tranche B:			*Tranche B:*
Seri II	85,890	362,806	*Series II*
Seri III (termasuk bunga yang akan dibayar)	53,411	50,228	*Series III (including accrued interest)*
	787,665	3,584,718	
Diskonto yang belum diamortisasi	(5,049)	(7,293)	*Unamortised discount*
	782,616	3,577,425	
Dikurangi:			*Less:*
Bagian jangka pendek	(152,900)	(539,429)	*Current portion*
Bagian jangka panjang	629,716	3,037,996	*Non-current portion*

Kas yang diperoleh dari hasil *right issue* serta dari penjualan aktiva Perseroan, ditempatkan pada ABN AMRO Bank N.V. dengan jumlah Rp 148,5 miliar dan US$ 85,3 juta per tanggal 31 Maret 2004. Sedangkan per 31 Maret 2003 kas yang diperuntukkan untuk pembayaran bunga dan pokok pinjaman, serta kas yang diperoleh dari hasil *right issue* ditempatkan pada PT Bank Negara Indonesia (Persero) Tbk., JP Morgan Chase Bank, Hongkong dan ABN AMRO Bank N.V. dengan jumlah Rp 207,6 miliar dan US$ 127,8 juta. Jumlah tersebut disajikan dalam akun "Kas dan deposito berjangka yang dibatasi penggunaannya" dalam neraca konsolidasian (lihat Catatan 4c).

Cash received from proceeds of rights issues and assets sales placed in ABN AMRO Bank N.V. as at 31 March 2004 amounted to Rp 148.5 billion and US$ 85.3 million. Meanwhile, as at 31 March 2003, cash designated for interest payments and principal repayments and cash received from proceeds of rights issues was placed in PT Bank Negara Indonesia (Persero) Tbk., JP Morgan Chase Bank, Hongkong, and ABN AMRO Bank N.V. amounted to Rp 207.6 billion and US$ 127.8 million. These amounts are classified as "Restricted cash and time deposits" in the consolidated balance sheets (refer to Note 4c).

Dalam tahun 2003, Perseroan telah melakukan:

- Pembayaran kembali sesuai dengan jadwal pembayaran Seri II dari pinjaman dan obligasi hasil restrukturisasi sebesar US$ 65,2 juta dan Rp 81,2 miliar;
- Pembayaran lebih awal untuk pinjaman dan obligasi hasil restrukturisasi Seri II dan Seri III sebesar US$ 227,8 juta dan Rp 343,9 miliar; dan
- Pembelian kembali pinjaman dan obligasi hasil restrukturisasi Seri II dan Seri III dengan *face value* sebesar US$ 127,3 juta dan Rp 34,3 miliar.

During 2003, the Company:

- *In accordance with the amortisation schedules of Series II restructured loans and bonds, made repayments amounting to US$ 65.2 million and Rp 81.2 billion;*
- *Prepaid restructured series II and III loans and bonds amounting to US$ 227.8 million and Rp 343.9 billion; and*
- *Bought back series II and III loans and bonds with a face value amounting to US$ 127.3 million and Rp 34.3 billion.*

Pada bulan Maret 2004, Perseroan kembali melakukan pembayaran lebih awal untuk pinjaman dan obligasi hasil restrukturisasi Seri II sebesar US$ 67,7 juta dan Rp 106,8 miliar.

In March 2004, the Company prepaid restructured Series II loans and bonds amounting to US$ 67.7 million and Rp 106.8 billion.

Termasuk dalam restrukturisasi hutang Perseroan adalah hutang-hutang kepada pihak yang mempunyai hubungan istimewa, yang saldonya per tanggal 31 Maret 2004 adalah sebagai berikut:

Included in the Company's debt restructuring are liabilities to related parties, details of which as at 31 March 2004 are as follows:

Obligasi	Seri II/ *Series II*	Seri III/ *Series III*	Jumlah/ *Total*	*Bonds*
Tranche A				***Tranche A***
(dalam ribuan US$):				*(in thousands of US$):*
PT Federal International Finance	-	9,489	9,489	*PT Federal International Finance*
PT Astra Graphia Tbk.	1,029	4,962	5,991	*PT Astra Graphia Tbk.*
PT United Tractors Tbk.	73	350	423	*PT United Tractors Tbk.*
PT Surya Artha Nusantara Finance	73	350	423	*PT Surya Artha Nusantara Finance*
PT Fuji Technica Indonesia	42	204	246	*PT Fuji Technica Indonesia*
	1,217	15,355	16,572	
Tranche B				***Tranche B***
(dalam jutaan Rupiah):				*(in millions of Rupiah):*
PT Tjahja Sakti Motor Corporation	4,499	-	4,499	*PT Tjahja Sakti Motor Corporation*
PT Astra Honda Motor	1,659	2,740	4,399	*PT Astra Honda Motor*
PT Astra Otoparts Tbk.	78	120	198	*PT Astra Otoparts Tbk.*
	6,236	2,860	9,096	

Kewajiban kepada pihak yang mempunyai hubungan istimewa yang telah direstrukturisasi tersebut telah dieliminasi dalam laporan keuangan konsolidasian, kecuali PT United Tractors Tbk., PT Fuji Technica Indonesia, dan PT Astra Honda Motor yang termasuk dalam akun "Obligasi" (lihat Catatan 17a).

The restructured liabilities to related parties above have been eliminated in the consolidated financial statements, except for PT United Tractors Tbk., PT Fuji Technica Indonesia, and PT Astra Honda Motor which are included under the "Bonds" account (refer to Note 17a).

(Expressed in millions of Rupiah)

Pada tanggal 15 Maret 2004, Perseroan mengeluarkan sertifikat yang menyatakan bahwa peristiwa *Release Date* telah terjadi. Dalam sertifikat ini, Perseroan menyatakan, antara lain:

- Saldo hutang Seri I dan Seri II telah berkurang sebesar 50% dari jumlah yang dimaksud pada Tanggal Penutupan; dan
- *Reference Account* terakhir dari Perseroan tertanggal 31 Desember 2002 dan 30 September 2003 yang telah diberikan kepada *Security Trustee* menunjukkan bahwa rasio dari Hutang Bersih terhadap Laba Sebelum Pajak Penghasilan, Penyusutan dan Amortisasi tidak melebihi 3,5 banding 1.

Dengan adanya pernyataan tersebut maka persyaratan tertentu dalam Restrukturisasi Hutang 2002 dan 1999 akan menjadi tidak berlaku, termasuk mekanisme pengendalian dan pengawasan kas yang mencakup beberapa akun bank. Peristiwa *Release Date* ini juga mencabut beberapa batasan seperti batasan untuk perolehan pinjaman baru, pengeluaran modal, dan investasi. Selanjutnya, setelah *Release Date*, Perseroan diperbolehkan untuk mengumumkan dividen hingga 50% dari laba bersih setelah pajak, tetapi tidak termasuk pos luar biasa.

On 15 March 2004, the Company issued a certificate declaring the occurrence of Release Date in which the Company certified, that:

- *the aggregate of Series I and Series II debt had been reduced by in excess of 50% from such amounts on the Closing Date; and*
- *the latest Reference Accounts of the Company delivered to the Security Trustee, being the accounts dated 31 December 2002 and accounts dated 30 September 2003 showed that the ratio of Net Debt to Earnings Before Income Tax, Depreciation and Amortisation did not exceed a ratio of 3.5 to 1.*

Following such declaration, certain conditions in the 2002 and 1999 Debt Restructurings will cease, including the cash monitoring and control mechanism covering certain bank accounts. The occurrence of Release Date also means the lifting of certain restrictions such as restriction on incurring new debt, capital expenditure, and investment. Further, since the Release Date, the Company is able to declare dividends of up to 50% of the net profit after tax, excluding any extraordinary items.

Anak perusahaan

Rincian pinjaman hasil restrukturisasi anak perusahaan adalah sebagai berikut:

Subsidiaries

Details of restructured loans of subsidiaries are as follows:

	2004			2003		
Debitur/ *Borrowers*	**Jumlah/** *Total*	**Jangka pendek/** *Current*	**Jangka panjang/** *Non-current*	**Jumlah/** *Total*	**Jangka pendek/** *Current*	**Jangka panjang/** *Non-current*
US Dolar/*US Dollars*						
PT Tjahja Sakti Motor Corporation (2004: US$ 26.2 million, 2003: US$ 46.2 million)	224,770	-	224,770	411,550	37,414	374,136
PT Astra Otoparts Tbk. (2004: US$ 7.1 million, 2003: US$ 11.5 million)	60,996	60,996	-	102,248	38,972	63,276
PT Federal Superior Chain Manufacturing (2004: US$ 7.8 million, 2003: US$ 8.2 million)	66,764	66,764	-	72,823	3,563	69,260
PT Astra Graphia Tbk. (2003: US$ 27.1 million)	-	-	-	241,808	-	241,808
PT Traktor Nusantara (2003: US$ 3.7 million)	-	-	-	33,294	33,294	-
	352,530	127,760	224,770	861,723	113,243	748,480

(Expressed in millions of Rupiah)

Debitur/ *Borrowers*	2004 Jumlah/ *Total*	2004 Jangka pendek/ *Current*	2004 Jangka panjang/ *Non-current*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*
Rupiah						
PT Surya Artha Nusantara Finance	71,095	13,735	57,360	80,964	9,869	71,095
PT Federal Superior Chain Manufacturing	2,120	2,120	-	2,172	52	2,120
	73,215	15,855	57,360	83,136	9,921	73,215
Jumlah/*Total*	425,745	143,615	282,130	944,859	123,164	821,695

Informasi lain mengenai pinjaman hasil restrukturisasi tersebut adalah sebagai berikut:

Other information relating to restructured loans is as follows:

Debitur/ *Borrowers*	Restrukturisasi pada/ *Restructured in*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
US Dolar/*US Dollars*			
PT Tjahja Sakti Motor Corporation	2000	8 cicilan/*instalments* (2002 - 2005)	SIBOR + (2% up to 2.5%)
PT Astra Graphia Tbk.	1999	10 cicilan (2000 - 2004) dapat diperpanjang 1,5 tahun/ *10 instalments (2000 - 2004) renewable for 1.5 years*	SIBOR + 2%
PT Astra Otoparts Tbk.	2000	8 cicilan/*instalments* (2002 - 2005)	SIBOR + (2.5% up to 3%)
PT Federal Superior Chain Manufacturing ("FSCM")	2001	7 cicilan/*instalments* (2001 - 2004)	SIBOR + (1.25% up to 3%)
PT Traktor Nusantara ("TN")	1999	8 cicilan/*instalments* (2000- 2003)	SIBOR + (1.5% up to 2.5%)
Rupiah/*Rupiah*			
PT Surya Artha Nusantara Finance	2000	Cicilan bulanan, setiap cicilan minimum 0,5% dari jumlah pinjaman hasil restrukturisasi (2000 - 2007)/ *Monthly instalments, with each instalment being a minimum of 0.5% of the restructured loan (2000 - 2007)*	Sertifikat Bank Indonesia + 2,25% dan tingkat bunga tetap 15% - 15,5%/ *Bank Indonesia certificate + 2.25% and fixed rate 15% up to 15.5%*
PT Federal Superior Chain Manufacturing	2001	7 cicilan/*instalments* (2001 - 2004) Rupiah 3 bulanan (maks. 35%)/ *Average Rupiah three-month deposit rate (max. 35%)*	Suku bunga rata-rata deposito dengan bunga maksimum 20%/ *Average monthly deposit rate with a maximum rate 20%*

Perjanjian restrukturisasi hutang mengharuskan anak perusahaan tersebut di atas untuk mengikuti mekanisme *cash monitoring*. AOP, FSCM dan TN telah mencapai *Release Date*, sehingga mekanisme tersebut tidak berlaku bagi mereka.

The above companies are subject to certain cash monitoring requirements under the restructuring agreements. AOP, FSCM and TN have reached the Release Date, and as such are no longer subject to cash monitoring.

(Expressed in millions of Rupiah)

Aktiva dari anak perusahaan tersebut di atas telah digunakan sebagai jaminan. Anak perusahaan ini juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari para kreditur dan harus mempertahankan sejumlah rasio keuangan tertentu (lihat Catatan 16d untuk rincian jumlah jaminan).

The assets of the above subsidiaries have been used as collateral. The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders and must maintain certain financial ratios (refer to Note 16d for details of loan security).

Pada bulan Maret 2003, SANF dan para krediturnya yang mewakili saldo pinjaman sebesar Rp 81 miliar pada tanggal 31 Desember 2002, sepakat untuk mengubah jadwal pelunasannya dengan cara mencicil dari tahun 2005 sampai 2008. Sebagai bagian dari kesepakatan ini, bunga terhutang sebesar lebih kurang Rp 1 miliar dihapuskan dan seluruh hutang dalam mata uang asing dikonversikan ke dalam mata uang Rupiah. Kerugian sejumlah Rp 49 juta dari transaksi ini setelah pajak diakui sebagai kerugian luar biasa pada laporan laba rugi konsolidasian untuk periode yang berakhir 31 Maret 2003.

In March 2003, SANF agreed with its remaining creditors, representing loans amounting to Rp 81 billion as at 31 December 2002, to extend the repayment schedule to various instalments commencing from 2005 to 2008. As part of the agreement, SANF's accrued interest of approximately Rp 1 billion has been forgiven and all foreign currency debt has been converted into Rupiah. The resulting loss of Rp 49 million, net of tax, is presented as an extraordinary loss in the consolidated statements of income for the periods ended 31 March 2003.

Pada bulan September 2003, TN melunasi sisa hutang restrukturisasinya sebesar US$ 3,7 juta.

In September 2003, TN repaid in full its outstanding restructured loan amounting to US$ 3.7 million.

Pada bulan September 2003, AG melunasi sisa hutang restrukturisasinya sebesar US$ 27,1 juta.

In September 2003, AG repaid in full its outstanding restructured loan amounting to US$ 27.1 million.

b. Pinjaman bank lainnya / ***b. Other bank loans***

Kreditur/ *Lenders*	2004 Jumlah/ *Total*	2004 Jangka pendek/ *Current*	2004 Jangka panjang/ *Non-current*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*
Kredit investasi US Dolar/ *US Dollars investment credit*						
The Sumitomo Trust & Banking Co., Ltd. (2004 :USD 3 million)	25,761	-	25,761	-	-	-
Kredit investasi Rupiah/ *Rupiah investment credit*						
PT Bank Negara Indonesia (Persero) Tbk.	155,009	62,745	92,264	234,961	66,450	168,511
PT Bank Central Asia Tbk.	124,663	66,276	58,387	125,750	38,772	86,978
PT Bank Danamon Indonesia Tbk.	118,491	22,525	95,966	84,554	13,909	70,645
PT Bank Niaga Tbk.	88,636	51,997	36,639	89,316	21,156	68,160
PT Bank Mega Tbk.	21,875	12,500	9,375	34,375	12,500	21,875
PT Bank Bumiputera Tbk.	26,922	5,739	21,183	32,901	5,979	26,922
PT Bank NISP Tbk.	31,767	10,089	21,678	22,933	9,067	13,866

(Expressed in millions of Rupiah)

	2004			2003		
Kreditur/ *Lenders*	**Jumlah/** *Total*	**Jangka pendek/** *Current*	**Jangka panjang/** *Non-current*	**Jumlah/** *Total*	**Jangka pendek/** *Current*	**Jangka panjang/** *Non-current*
Kredit investasi Rupiah/ *Rupiah investment credit*						
PT Bank Mandiri (Persero) Tbk.	915	585	330	19,380	15,919	3,461
Standard Chartered Bank	87,500	50,000	37,500	12,500	12,500	-
PT Bank Panin Tbk.	-	-	-	44,000	44,000	-
Lain-lain/*Others*	21,731	6,223	15,508	59,547	37,815	21,732
	677,509	288,679	388,830	760,217	278,067	482,150
Jumlah/*Total*	703,270	288,679	414,591	760,217	278,067	482,150

Informasi lain mengenai pinjaman bank lainnya adalah sebagai berikut:

Further information relating to other bank loans is as follows:

Kreditur/ *Lenders*	**Jadwal pengembalian/** *Repayment schedule*	**Tingkat bunga/** *Interest rates*
Kredit investasi Rupiah/ *Rupiah investment credit*		
PT Bank Negara Indonesia (Persero) Tbk.	cicilan bulanan/*monthly instalments* (2002 - 2010)	12%
PT Bank Central Asia Tbk.	2 - 10 cicilan/*instalments* (2004 - 2007)	14%
PT Bank Danamon Indonesia Tbk.	beberapa cicilan/*several instalments* (2005 - 2007)	11.49%
PT Bank Mandiri (Persero) Tbk.	cicilan bulanan/*monthly instalments* (2006)	12% - 15%
PT Bank Niaga Tbk.	beberapa cicilan/*several instalments* (2004 - 2005)	14.50% - 16%
PT Bank Panin Tbk.	beberapa cicilan/*several instalments* (2002 - 2003)	16% - 19.18%
PT Bank Mega Tbk.	beberapa cicilan/*several instalments* (2003 - 2005)	15%
Standard Chartered Bank	beberapa cicilan/*several instalments* (2004 - 2005)	12.65%
PT Bank Bumiputera Tbk.	beberapa cicilan/*several instalments* (2003 - 2006)	16% - 20%
PT Bank NISP Tbk.	beberapa cicilan/*several instalments* (2003 - 2006)	14.75% - 15.50%

Lihat Catatan 16d untuk jaminan atas pinjaman-pinjaman ini.

Refer to Note 16d for details of security for the loans.

Pada bulan Juli 2003, PT Serasi Autoraya ("SAR") telah melunasi sisa hutangnya pada PT Bank Panin Tbk.

In July 2003, PT Serasi Autoraya ("SAR") repaid in full its outstanding loan to PT Bank Panin Tbk.

c. Pinjaman dari pihak yang mempunyai hubungan istimewa

c. Related party loans

	2004			2003		
Kreditur/ *Lenders*	**Jumlah/** *Total*	**Jangka pendek/** *Current*	**Jangka panjang/** *Non-current*	**Jumlah/** *Total*	**Jangka pendek/** *Current*	**Jangka panjang/** *Non-current*
Marubeni Corporation (2004: US$ 9 million and JPY 1.6 billion, 2003: US$ 15 million and JPY 1.7 billion)	211,059	51,522	159,537	257,204	53,448	203,756
Isuzu Motors Asia Ltd. (2004: nil, 2003: US$ 28.3 million)	-	-	-	252,096	252,096	-
Itochu Corporation (2004: US$ 9 million, 2003: US$ 15 million)	77,283	51,522	25,761	133,620	53,448	80,172
Nissan Diesel Motor Co., Ltd. (2004 : JPY 455 million, 2003 : JPY 575 million)	37,374	12,318	25,056	42,842	8,940	33,902
	325,716	115,362	210,354	685,762	367,932	317,830

(Expressed in millions of Rupiah)

Informasi lain mengenai pinjaman dari pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other information on related party loans is as follows:

Kreditur/ *Lenders*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Marubeni Corporation	4 cicilan/*instalments* (2004 – 2005)	LIBOR + 1% Japanese LTPR + 2%
Isuzu Motor Asia Ltd.	3 cicilan/*instalments* (2004 – 2005)	LIBOR + 1%
Itochu Corporation	4 cicilan/*instalments* (2001 – 2005)	LIBOR + 1%
Nissan Diesel Motor Co Ltd.	3 cicilan/*instalments* (2004 – 2006)	2.8%

Sehubungan dengan penjualan investasi Perseroan di AICC pada tanggal 15 Maret 2004, maka saldo pinjaman ke Isuzu Motor Asia Ltd. tidak lagi tercermin dalam laporan keuangan konsolidasian per 31 Maret 2004 (lihat Catatan 3b).

Due to the disposal of Company's investment in AICC on 15 March 2004, the balance of loan to Isuzu Motors Asia Ltd. is no longer included in the consolidated financial statements as at 31 March 2004 (refer to Note 3b)

Lihat Catatan 16d untuk rincian jaminan atas pinjaman ini.

Refer to Note 16d for details of loan security.

d. Jaminan pinjaman anak perusahaan

d. Loan security – subsidiaries

Pada tanggal 31 Maret 2004, pinjaman tertentu sejumlah US$ 62,1 juta, JPY 2,1 miliar dan Rp 750,4 miliar (2003: US$ 108,8 juta, JPY 2,2 miliar dan Rp 844,2 miliar) yang diperoleh anak perusahaan tertentu dijamin dengan piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap anak perusahaan yang bersangkutan, dan *corporate guarantee* dari pemegang saham asing anak perusahaan tersebut (lihat Catatan 5, 7, 9, dan 11).

As at 31 March 2004, loans amounting to US$ 62.1 million, JPY 2.1 billion, and Rp 750.4 billion (2003: US$ 108.8 million, JPY 2.2 billion, and Rp 844.2 billion) obtained by certain subsidiaries are secured by trade receivables, inventories, financing receivables and fixed assets, and corporate guarantees from foreign shareholders of subsidiaries (refer to Notes 5, 7, 9, and 11).

17. OBLIGASI

17. BONDS

	2004	2003	
Obligasi hasil restrukturisasi Perseroan	1,013,287	2,780,113	*The Company's restructured bonds*
Obligasi PT Astra Sedaya Finance	1,973,646	386,765	*PT Astra Sedaya Finance bonds*
Obligasi PT Federal International Finance	1,006,190	288,865	*PT Federal International Finance bonds*
Obligasi PT Astra Agro Lestari Tbk.	497,359	494,602	*PT Astra Agro Lestari Tbk. bonds*
Obligasi PT Serasi Autoraya	294,558	-	*PT Serasi Autoraya bonds*
Obligasi PT Astra Graphia Tbk.	147,665	-	*PT Astra Graphia Tbk. bonds*
	4,932,705	3,950,345	
Dikurangi:			*Less:*
Bagian jangka pendek	(1,042,397)	(513,903)	*Current portion*
Bagian jangka panjang	3,890,308	3,436,442	*Long-term portion*

(Expressed in millions of Rupiah)

a. Obligasi hasil restrukturisasi Perseroan / ***a. The Company's restructured bonds***

	2004	2003	
Tranche A (dalam US$):			*Tranche A (in US$):*
Seri II	267,601	1,721,092	*Series II*
Seri III (termasuk bunga yang akan dibayar)	766,337	890,110	*Series III (including accrued interest)*
Tranche B (dalam Rupiah):			*Tranche B (in Rupiah):*
Seri II	73,050	296,048	*Series II*
Seri III (termasuk bunga yang akan dibayar)	28,033	68,033	*Series III (including accrued interest)*
	1,135,021	2,975,283	
Dikurangi:			*Less:*
Diskonto yang belum diamortisasi	(121,734)	(195,170)	*Unamortised discount*
Bersih	1,013,287	2,780,113	*Net*
Dikurangi:			*Less:*
Bagian jangka pendek	(70,359)	(322,777)	*Current portion*
Bagian jangka panjang	942,928	2,457,336	*Non-current portion*

Lihat Catatan 16a mengenai restrukturisasi hutang Perseroan yang juga berlaku untuk obligasi Perseroan tersebut di atas. Berdasarkan surat dari PT Pemeringkat Efek Indonesia No. 046/PEF-Dir/II/2004 tanggal 5 Februari 2004, obligasi Rupiah Tranche B Perseroan yang telah direstrukturisasi mendapat peringkat idA-.

Refer to Note 16a in respect of the Company's debt restructuring which is also applicable for the Company's bonds mentioned above. According to a letter from PT Pemeringkat Efek Indonesia No. 046/PEF-Dir/II/2004 dated 5 February 2004, the credit rating of the Company's Tranche B restructured Rupiah bonds is idA-.

Lihat Catatan 16a sehubungan dengan pembayaran kembali, pembayaran lebih awal dan pembelian kembali hutang.

Refer to Note 16a in respect of repayments, prepayments and buy backs of debt.

b. Obligasi lain / ***b. Other bonds***

Berikut ini disajikan rincian obligasi lain:

Details of other bonds are presented below:

		2004			2003		
Obligasi/ *Bonds*	Pefindo peringkat/ *Rating*	Jumlah/ *Total*	Jangka pendek/ *Current*	Jangka panjang/ *Non-current*	Jumlah/ *Total*	Jangka pendek/ *Current*	Jangka panjang/ *Non-current*
Obligasi amortisasi Astra Sedaya Finance II Tahun 2002	AA-	105,559	76,181	29,378	386,765	172,376	214,389
Obligasi amortisasi Astra Sedaya Finance III Tahun 2003	AA-	750,502	215,460	535,042	-	-	-
Obligasi amortisasi Astra Sedaya Finance IV Tahun 2004	AA-	1,117,585	395,655	721,930	-	-	-
Obligasi amortisasi Federal International Finance I Tahun 2002	idA+	277,654	112,500	165,154	288,865	18,750	270,115
Obligasi amortisasi Federal International Finance II Tahun 2003	idA+	728,536	150,000	578,536	-	-	-

(Expressed in millions of Rupiah)

Obligasi/ *Bonds*	Pefindo peringkat/ *Rating*	2004 Jumlah/ *Total*	2004 Jangka pendek/ *Current*	2004 Jangka panjang/ *Non-current*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*
Obligasi PT Astra Agro Lestari Tbk. I Tahun 2002	idA+	497,359	-	497,359	494,602	-	494,602
Obligasi amortisasi Serasi Autoraya I Tahun 2003	idBBB+	294,558	22,242	272,316	-	-	-
Obligasi Astra Graphia I Tahun 2003	idA-	147,665	-	147,665	-	-	-
		3,919,418	972,038	2,947,380	1,170,232	191,126	979,106

Obligasi/ *Bonds*	Jatuh tempo/ *Maturity*	Tingkat bunga/ *Interest rates*	Jaminan/ *Security*
Obligasi amortisasi Astra Sedaya Finance II Tahun 2002	24 Mei/*May* 2005	18.75%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.*
Obligasi amortisasi Astra Sedaya Finance III Tahun 2003	20 Mei/*May* 2007	12.5% - 13.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.*
Obligasi amortisasi Astra Sedaya Finance IV Tahun 2004	24 Maret/*March* 2008	10.4% - 12.9%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 60% dari total pokok obligasi./ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds.*
Obligasi amortisasi Federal International Finance I Tahun 2002	6 September 2005	18.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 110% dari total pokok obligasi./ *Secured by fiduciary guarantee over consumer financing receivables amounting to 110% of the total principal of the bonds.*
Obligasi amortisasi Federal International Finance II Tahun 2003	5 Agustus/ *August* 2007	12.38% - 13.50%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai 80% dari total pokok obligasi./ *Secured by fiduciary guarantee over consumer financing receivables amounting to 80% of the total principal of the bonds.*
Obligasi PT Astra Agro Lestari Tbk. I Tahun 2002	15 Maret/ *March* 2005	17.7%	Tanpa jaminan. Dana pelunasan obligasi perlu disiapkan./ *Unsecured, a sinking fund required to be set up.*
Obligasi amortisasi Serasi Autoraya I Tahun 2003	11 Juli/ *July* 2008	13.88%	Dijamin dengan jaminan fiducia berupa kendaraan bermotor./ Secured by fiduciary guarantee over *transportation equipment*
Obligasi Astra Graphia I Tahun 2003	27 Oktober/ *October* 2008	13.38%	Dijamin dengan agunan khusus yang jumlahnya setara dengan 75% dari jumlah pokok obligasi yang berupa fidusia atas piutang usaha dan hak tanggungan atas tanah dan bangunan perusahaan./ *Secured by specific collateral equal to 75% of nominal value in the form of trade receivable, land and building.*

(Expressed in millions of Rupiah)

Anak perusahaan tersebut di atas juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari para kreditur dan harus mempertahankan sejumlah rasio keuangan tertentu.

The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios.

Pada bulan Maret 2003, ASF melunasi Obligasi amortisasi Astra Sedaya Finance I Tahun 2002 dengan nilai nominal Rp 300 miliar.

In March 2003, ASF repaid in full its "Astra Sedaya Finance I Tahun 2002 bonds" with a nominal amount of Rp 300 billion.

18. HAK MINORITAS ATAS EKUITAS ANAK PERUSAHAAN

18. MINORITY INTEREST IN EQUITY OF SUBSIDIARIES

Rincian proporsi pemilikan pemegang saham minoritas atas ekuitas dan laba/(rugi) bersih anak perusahaan yang dikonsolidasi berdasarkan segmen industri adalah sebagai berikut:

Details of minority interest in the equity and net income/(loss) of consolidated subsidiaries, by industry segment, are as follows:

	2004					
	31/12/2003	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/03/2004	
Otomotif	532,136	21,283	(5,657)	(20,204)	527,558	*Automotive*
Jasa keuangan	557,493	38,563	-	32	596,088	*Financial services*
Perkebunan	604,791	87,409	-	9,224	701,424	*Agribusiness*
Teknologi informasi	76,653	1,001	-	172	77,826	*Information technology*
Alat-alat berat	23,747	666	-	-	24,413	*Heavy equipment*
Lain-lain	475	(3)	-	-	472	*Other*
	1,795,295	148,919	(5,657)	(10,776)	1,927,781	

	2003					
	31/12/2002	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/03/2003	
Otomotif	1,335,910	115,444	(4,094)	(7,714)	1,439,546	*Automotive*
Jasa keuangan	483,024	43,322	-	3,877	530,223	*Financial services*
Perkebunan	513,229	37,639	-	1,629	552,497	*Agribusiness*
Teknologi informasi	66,775	2,153	-	-	68,928	*Information technology*
Alat-alat berat	23,117	1,234	-	-	24,351	*Heavy equipment*
Lain-lain	694	(1)	-	-	693	*Others*
	2,422,749	199,791	(4,094)	(2,208)	2,616,238	

19. MODAL SAHAM

19. SHARE CAPITAL

Susunan pemegang saham pada tanggal 31 Maret 2004 dan 2003 berdasarkan catatan yang dibuat oleh PT Raya Saham Registra, biro administrasi efek, adalah sebagai berikut:

Details of shareholders based on records maintained by PT Raya Saham Registra, the share administrator, as at 31 March 2004 and 2003, are as follows:

(Expressed in millions of Rupiah)

	2004			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	1,546,472,504	38.21%	773,236	*Cycle & Carriage(Mauritius) Ltd.*
Brian Richard Keelan (Komisaris)	3,384,615	0.08%	1,692	*Brian Richard Keelan (Commissioner)*
Benjamin Arman Suriadjaya (Komisaris)	930,000	0.02%	465	*Benjamin Arman Suriadjaya (Commissioner)*
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,496,110,195	61.69%	1,248,056	*Other (each ownership less than 5%)*
	4,046,897,314	100%	2,023,449	

	2003			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	1,408,975,504	35.10%	704,488	*Cycle & Carriage(Mauritius) Ltd.*
Norbax Inc.	325,648,588	8.11%	162,824	*Norbax Inc.*
GSIC C.	212,289,127	5.29%	106,145	*GSIC C.*
Kour Nam Tiang (Direktur)	600,000	0.01%	300	*Kour Nam Tiang(Director)*
Neville Barry Venter (Komisaris)	309,692	0.01%	155	*Neville Barry Venter (Commissioner)*
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,065,960,205	51.48%	1,032,980	*Others (each ownership less than 5%)*
	4,013,783,116	100%	2,006,892	

Penambahan saham yang beredar berasal dari:

- Eksekusi *rights* dan opsi saham oleh karyawan (lihat Catatan 20); dan
- PUT II, sehubungan dengan Penerbitan Hak Memesan Efek Terlebih Dahulu (lihat Catatan 1).

The increase in issued share capital is from:

- *The exercise of rights and employee stock options (refer to Note 20); and*
- *LPO II, in respect of the Rights Issue (refer to Note 1).*

Pada tanggal 3 November 2003, Direksi menyetujui pembagian dividen kas interim sejumlah Rp 201,72 miliar atau Rp 50 per lembar saham. Dividen tersebut telah dibayar pada tanggal 18 Desember 2003.

On 3 November 2003, the Board of Directors approved the declaration of an interim cash dividend of Rp 201.72 billion, or Rp 50 per share. The dividend was paid on 18 December 2003.

20. TAMBAHAN MODAL DISETOR

20. ADDITIONAL PAID-IN CAPITAL

	2004	2003	
Selisih antara pembayaran yang diterima dengan nilai nominal - bersih	1,094,189	1,128,267	*Excess of proceeds over par value - net*
Rights yang belum dieksekusi	-	12,571	*Rights not yet exercised*
Rights yang habis masa berlakunya	2,096	-	*Expired rights*
Opsi saham karyawan yang belum dieksekusi	5,717	13,523	*Employee stock options not yet exercised*
	1,102,002	1,154,361	

(Expressed in millions of Rupiah)

Perseroan telah menerbitkan *rights* sejumlah 258.398.155 *rights* kepada para kreditur dan pemegang obligasi Seri III dengan nilai wajar sebesar Rp 400 (dalam satuan Rupiah) per *right* dimana setiap pemegang satu *right* berhak untuk membeli satu saham dengan harga Rp 500 (dalam satuan Rupiah) per saham. *Rights* ini dapat dieksekusi sejak tanggal 1 Juli 1999 hingga 7 Januari 2004 (lihat Catatan 16a). Jumlah *rights* yang telah dieksekusi hingga tanggal 31 Maret 2004 adalah sejumlah 253.158.665 saham (2003: 226.970.467).

The Company has issued 258,398,155 rights to Series III creditors and bondholders at the fair value of Rp 400 (full Rupiah) per right, which allow the right's holder to purchase one share at the price of Rp 500 (full Rupiah) per share for each right. The rights were exercisable commencing 1 July 1999 and expired on 7 January 2004 (refer to Note 16a). Rights exercised up to 31 March 2004 were 253,158,665 shares (2003: 226,970,467).

Berdasarkan Perjanjian Restrukturisasi Hutang Perseroan, dana yang diterima dari eksekusi *rights* harus ditempatkan pada dana pelunasan obligasi. Saldo dana pelunasan obligasi pada tanggal 31 Maret 2004 adalah Rp 14,6 miliar dan US$ 0,5 juta (setara dengan Rp 18,5 miliar). Jumlah dana tersebut pada tanggal 31 Maret 2003 adalah Rp 1,1 miliar dan US$ 0,5 juta (setara dengan Rp 5,1 miliar).

Based on the Company's Debt Restructuring Agreement, funds received from the rights exercised are deposited into a bond sinking fund. The balance of the bond sinking funds as at 31 March 2004 amounted to Rp 14.6 billion and US$ 0.5 million (total equivalent of Rp 18.5 billion). The balance as at 31 March 2003 amounted to Rp 1.1 billion and US$ 0. 5 million (total equivalent of Rp 5.1 billion).

Sehubungan dengan opsi pemilikan saham yang diberikan kepada karyawan dan eksekutif Perseroan dan anak perusahaan sebanyak 971.500 opsi telah dieksekusi selama tahun 2004 dan sisanya sebanyak 6.172.000 opsi masih beredar (lihat Catatan 28).

In respect of stock options granted to the Company's and subsidiaries' employees and executives, 971,500 options have been exercised during 2004. The remaining 6,172,000 options are still outstanding (refer to Note 28).

21. SALDO LABA YANG TELAH DITENTUKAN PENGGUNAANNYA

21. APPROPRIATED RETAINED EARNINGS

Berdasarkan Undang-Undang No. 1/1995 mengenai Perusahaan Terbatas, perusahaan diharuskan untuk membuat penyisihan cadangan wajib hingga sekurang-kurangnya 20% dari jumlah modal yang ditempatkan dan disetor penuh.

Under Indonesian Company Law No. 1/1995, Indonesian companies are required to set up a statutory reserve amounting to at least 20% of the issued and paid up company share capital.

Pada tanggal 11 Juni 1997, para pemegang saham Perseroan menyetujui pembentukan cadangan wajib sebesar Rp 4,7 miliar.

On 11 June 1997, the shareholders approved the establishment of a statutory reserve with an appropriation amounting to Rp 4.7 billion.

Dalam Rapat Umum Pemegang Saham Tahunan Perseroan tanggal 22 Mei 2003, para pemegang saham menyetujui pembentukan cadangan wajib sebesar Rp 40 miliar yang berasal dari laba bersih tahun 2002.

At the Annual Shareholders' Meeting held on 22 May 2003, shareholders approved an appropriation to the statutory reserve amounting to Rp 40 billion from 2002 net income.

Saldo laba yang telah ditentukan penggunaannya per 31 Maret 2004 adalah sebesar Rp 44,7 miliar (2003: Rp 4,7 miliar).

The balance of appropriated retained earnings as at 31 March 2004 is Rp 44.7 billion (2003: Rp 4.7 billion).

(Expressed in millions of Rupiah)

22. PENGHASILAN BERSIH / *22. NET REVENUES*

	2004	2003	
Pihak ketiga	8,468,747	7,148,037	*Third parties*
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25b)	286,565	523,897	*Related parties (refer to Note 25b)*
Penghasilan bersih	8,755,312	7,671,934	*Net revenues*

Tidak ada penjualan kepada masing-masing pihak ketiga yang melebihi 10% dari total penjualan.

No sales to third parties exceed 10% of total sales each.

Lihat Catatan 24 untuk penghasilan bersih berdasarkan segmen industri.

Refer to Note 24 for net revenues by industry segment.

23. BEBAN USAHA / *23. OPERATING EXPENSES*

	2004	2003	
Beban penjualan			***Selling expenses***
Iklan dan promosi	156,820	120,145	*Advertising and promotion*
Komisi penjualan	125,602	111,501	*Sales commissions*
Beban karyawan	99,904	94,413	*Employee cost*
Beban gudang dan pengepakan	59,684	50,392	*Warehousing and packaging*
Penyusutan dan amortisasi	4,821	5,003	*Depreciation and amortization*
Lain-lain (masing-masing di bawah Rp 20 miliar)	42,635	42,578	*Others (below Rp 20 billion each)*
	489,466	424,032	
Beban umum dan administrasi			***General and administrative expenses***
Beban karyawan	274,930	275,976	*Employee cost*
Penyisihan piutang ragu-ragu	90,254	25,447	*Provision for doubtful accounts*
Penyusutan dan amortisasi	56,770	46,851	*Depreciation and amortisation*
Pajak dan perijinan	42,240	10,319	*Tax and license*
Komunikasi	21,931	19,595	*Communications*
Perbaikan dan pemeliharaan	15,153	21,032	*Repairs and maintenance*
Alat tulis dan beban kantor lainnya	13,611	24,678	*Supplies and other office expenses*
Honorarium tenaga ahli	11,828	21,688	*Professional fees*
Lain-lain (masing-masing di bawah Rp 20 miliar)	66,761	74,849	*Others (below Rp 20 billion each)*
	593,478	520,435	
Beban usaha	1,082,944	944,467	Operating expenses

24. INFORMASI SEGMEN USAHA / *24. SEGMENT INFORMATION*

Informasi mengenai segmen industri Perseroan dan anak perusahaan adalah sebagai berikut:

Details of the Company's and subsidiaries' industry segments are as follows:

	Penghasilan bersih/ *Net revenues*		Laba/(rugi) usaha/ *Operating income/(loss)*		Jumlah aktiva/ *Total assets*		
	2004	2003	2004	2003	2004	2003	
Otomotif	6,959,266	6,305,423	302,230	461,789	20,479,874	22,898,401	*Automotive*
Jasa keuangan	686,789	477,714	224,113	164,102	8,110,474	5,045,401	*Financial services*
Perkebunan	860,166	604,236	351,007	197,249	3,022,010	2,670,918	*Agribusiness*
Teknologi informasi	164,671	188,740	8,690	8,674	626,928	722,697	*Information technology*
Alat-alat berat	111,651	90,912	7,260	8,096	225,809	195,008	*Heavy equipment*
Lain-lain	3,559	9,046	(4,625)	(4,247)	1,850,755	1,310,358	*Others*
Jumlah	8,786,102	7,676,071	888,675	835,663	34,315,850	32,842,783	*Total*
Eliminasi*	(30,790)	(4,137)	4,359	10,883	(5,638,825)	(4,243,383)	*Eliminations**
Konsolidasian	8,755,312	7,671,934	893,034	846,546	28,677,025	28,599,400	*Consolidated*

* Eliminasi antar segmen industri

** Elimination between industry segments*

(Expressed in millions of Rupiah)

	Beban pokok penghasilan / *Cost of revenues*		Beban bunga/ *Interest expense*		Jumlah kewajiban/ *Total liabilities*		
	2004	2003	2004	2003	2004	2003	
Otomotif	6,012,369	5,226,725	76,855	153,531	6,763,362	12,684,264	*Automotive*
Jasa keuangan	142,331	106,302	-	-	5,763,253	3,185,637	*Financial services*
Perkebunan	452,436	350,010	28,373	35,506	1,220,821	1,216,297	*Agribusiness*
Teknologi informasi	108,525	131,198	4,904	2,631	289,872	394,915	*Information technology*
Alat-alat berat	94,934	74,454	1,834	766	126,300	95,757	*Heavy equipment*
Lain-lain	759	3,731	-	-	200,511	100,694	*Others*
Jumlah	6,811,354	5,892,420	111,966	192,434	14,364,119	17,677,564	*Total*
Eliminasi*	(32,020)	(11,499)	2,977	(3,830)	(581,808)	(433,375)	*Eliminations**
Konsolidasian	6,779,334	5,880,921	114,943	188,604	13,782,311	17,244,189	*Consolidated*

* Eliminasi antar segmen industri

* *Elimination between industry segments*

	Depresiasi/ *Depreciation*		Pengeluaran modal/ *Capital expenditure*		
	2004	2003	2004	2003	
Otomotif	113,317	115,933	219,296	173,873	*Automotive*
Jasa keuangan	13,470	10,221	29,109	18,868	*Financial services*
Perkebunan	39,637	35,880	38,661	22,106	*Agribusiness*
Teknologi informasi	17,755	19,260	16,626	15,655	*Information technology*
Alat-alat berat	2,261	1,663	541	4,906	*Heavy equipment*
Lain-lain	407	672	347	92	*Others*
Konsolidasian	186,847	183,629	304,580	235,500	*Consolidated*

25. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA

Dalam kegiatan usahanya, Perseroan dan anak perusahaan mengadakan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa yang terutama meliputi transaksi-transakti penjualan, pembelian, uang muka dan transaksi keuangan lainnya.

a. Sifat hubungan dan transaksi:

Rincian dari sifat hubungan dan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

i. Anak perusahaan langsung dan tidak langsung

Lihat Catatan 1 mengenai daftar anak perusahaan langsung.

ii. Perusahaan terasosiasi secara langsung dan tidak langsung

Lihat Catatan 10 mengenai perusahaan asosiasi langsung Perseroan dan anak perusahaan.

25. RELATED PARTY INFORMATION

The Company and subsidiaries, in their regular conduct of business, have engaged in transactions with related parties principally consisting of sales, purchases, advances and other financial transactions.

a. Nature of relationship and transactions:

Details of the nature of relationships and transactions with related parties are as follows:

i. Direct and indirect subsidiaries

Refer to Note 1 for the list of the Company's direct subsidiaries.

ii. Direct and indirect associates

Refer to Note 10 for the Company's and subsidiaries' direct associates.

Di bawah ini adalah perusahaan asosiasi tidak langsung:

Indirect associates are presented below:

- PT Aisin Takaoka Indonesia
- PT Astra CMG Life
- PT Berau Coal
- PT Bina Pertiwi
- PT Century Batteries Indonesia
- PT Federal Nittan Industries
- PT Gemala Kempa Daya
- PT Inti Ganda Perdana
- PT Kokusai Godo Denso Indonesia
- PT Mesin Isuzu Indonesia
- PT NHK Gasket Indonesia
- PT Pamapersada Nusantara
- PT Pandu Dayatama Patria
- PT Showa Indonesia Mfg
- PT Suryaraya Rubberindo Industries
- PT Toyoda Gosei Safety Systems Indonesia
- PT Tri Dharma Wisesa
- PT Wahana Eka Paramitra

iii. Perusahaan yang hak suaranya dimiliki secara substansial, baik secara langsung maupun tidak langsung, oleh anggota manajemen kunci (termasuk anggota keluarga dekat) dan/atau perusahaan yang memiliki anggota manajemen kunci yang sama:

iii. Companies for which a substantial portion of the voting power is owned, directly or indirectly, by key management personnel (including close members of family) and/or companies which have common key management personnel are as follows:

- Aisin Chemical Co Ltd, Japan
- Aisin Seiki Co Ltd, Japan
- Daido Kogyo Co Ltd, Japan
- Daido Steel Co Ltd, Japan
- Isuzu Motors Asia Pte Ltd, Singapore
- Isuzu Motors Ltd, Japan
- Itochu Corporation, Japan
- Keihin Seimitsu Kogyo Co Ltd, Japan
- Mahle Izumi Corp, Japan (sebelumnya/*formerly* Izumi Industries Ltd, Japan)
- Marubeni Corporation, Japan
- PT Abadi Berindo Autotech
- PT Adira Dwi Mobilindo
- PT Adira Dinamika Mobilindo
- PT Badhra Primasatya
- PT Chuhatsu Indonesia (dahulu/*formerly* PT Tri Satria Utama)
- PT Daya Adira Mustika
- PT Daikin Clutch Indonesia
- PT GE Finance
- PT Inkoasku
- PT Komatsu Indonesia Tbk.
- PT Nusa Toyotetsu Corporation
- PT SKF Indonesia
- PT Sugity Creatives
- PT Toyota Tsusho Export Import*
- Toyota Tsusho Corporation, Japan*
- Toyota Motor Corporation, Japan
- Toyota Motor Asia Pacific Pte Ltd, Singapore

* Bukan pihak hubungan istimewa sejak Agustus 2003

* *Not a related party since August 2003*

iv. Dimiliki oleh karyawan Perseroan dan anak perusahaan:

iv. Owned by Astra Company and subsidiaries' employees:

- Koperasi Karyawan Astra

Selama tahun 2004 dan 2003, terdapat satu transaksi yang termasuk dalam definisi benturan kepentingan sebagaimana yang diatur dalam Peraturan Bapepam No. IX.E.1. Lihat Catatan 3c untuk penjelasan lebih rinci mengenai restrukturisasi usaha TAM Lama.

During 2004 and 2003, there was one transaction that meets the definition of a conflict of interest pursuant to Bapepam Regulation No. IX.E.1. Refer to Note 3c for further details of the business restructuring of Old TAM.

(Expressed in millions of Rupiah)

b. Penjualan / ***b. Sales***

Rincian penjualan kepada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of sales to related parties are as follows:

	2004		2003		
	%*	Rp	%*	Rp	
PT Astra Honda Motor	1.15	100,621	0.82	62,547	*PT Astra Honda Motor*
Isuzu Motors Asia, Ltd.	0.66	57,736	0.05	4,058	*Isuzu Motors Asia, Ltd.*
PT Adira Dinamika Mobilindo	0.39	34,361	0.83	63,814	*PT Adira Dinamika Mobilindo*
PT Astra Daihatsu Motor	0.37	32,441	0.24	18,058	*PT Astra Daihatsu Motor*
PT Pamapersada Nusantara	0.18	15,734	0.03	2,045	*PT Pamapersada Nusantara*
PT Showa Indonesia Mfg.	0.11	9,451	0.09	6,576	*PT Showa Indonesia Mfg.*
PT United Tractors Tbk.	0.07	5,899	0.02	1,656	*PT United Tractors Tbk.*
PT Adira Dwi Mobilindo	0.05	4,072	0.07	5,672	*PT Adira Dwi Mobilindo*
PT Toyota Astra Motor/ TAM Baru	0.04	3,835	-	-	*PT Toyota Astra Motor/ New TAM*
PT Mesin Isuzu Indonesia	0.04	3,142	0.04	3,344	*PT Mesin Isuzu Indonesia*
PT Gemala Kempa Daya	0.03	2,709	0.00	27	*PT Gemala Kempa Daya*
PT Kayaba Indonesia	0.03	2,427	-	-	*PT Kayaba Indonesia*
PT Aisin Takaoka Indonesia	0.02	1,910	0.00	155	*PT Aisin Takaoka Indonesia*
PT Inti Ganda Perdana	0.02	1,666	0.01	444	*PT Inti Ganda Perdana*
PT Denso Indonesia Corporation	0.02	1,449	0.01	666	*PT Denso Indonesia Corporation*
PT Pramindo Ikat Nusantara	0.01	1,286	-	-	*PT Pramindo Ikat Nusantara*
Toyota Motor Asia Pacific, Pte., Ltd.	-	-	3.56	272,981	*Toyota Motor Asia Pacific, Pte., Ltd.*
Toyota Motor Corporation	-	-	1.02	78,376	*Toyota Motor Corporation*
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.08	7,826	0.04	3,478	*Others (below Rp 1 billion each)*
Total Penjualan	3.27	286,565	6.83	523,897	*Total Sales*

* % terhadap jumlah penghasilan bersih. / * *% of total net revenues.*

Penjualan barang ke pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar (*arm's length basis*).

Sales of goods to related parties are on an arm's length basis.

c. Pembelian / ***c. Purchases***

Rincian pembelian dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of purchases from related parties are as follows:

	2004		2003		
	%*	Rp	%*	Rp	
PT Toyota Astra Motor/ TAM Baru	40.50	2,745,724	-	-	*PT Toyota Astra Motor/ New TAM*
PT Astra Honda Motor	16.98	1,150,979	5.04	296,223	*PT Astra Honda Motor*
PT Astra Daihatsu Motor	7.03	476,478	6.37	374,538	*PT Astra Daihatsu Motor*
PT GS Battery Inc.	1.78	120,775	1.60	94,212	*PT GS Battery Inc.*
PT Mesin Isuzu Indonesia	1.24	84,086	0.45	26,732	*PT Mesin Isuzu Indonesia*
PT Century Batteries Indonesia Ltd.	0.73	49,627	0.48	28,089	*PT Century Batteries Indonesia Ltd.*
PT Denso Indonesia Corporation	0.55	37,349	1.84	108,103	*PT Denso Indonesia Corporation*
Aisin Seiki Co., Ltd.	0.37	24,899	0.34	20,190	*Aisin Seiki Co., Ltd.*
PT Kayaba Indonesia	0.24	16,110	0.31	18,141	*PT Kayaba Indonesia*
Mahle Izumi Corp (dahulu Izumi Industries, Ltd.)	0.14	9,455	0.00	16	*Mahle Izumi Corp. (formerly Izumi Industries, Ltd.)*
PT Pandu Dayatama Patria	0.13	8,644	0.44	25,924	*PT Pandu Dayatama Patria*

(Expressed in millions of Rupiah)

	2004		2003		
	%*	Rp	%*	Rp	
PT Daya Adira Mustika	0.09	6,326	-	-	*PT Daya Adira Mustika*
PT Tri Dharma Wisesa	0.09	6,251	0.20	11,873	*PT Tri Dharma Wisesa*
PT Inti Ganda Perdana	0.06	4,360	0.14	8,045	*PT Inti Ganda Perdana*
PT Aisin Takaoka Indonesia	0.06	4,345	0.22	12,746	*PT Aisin Takaoka Indonesia*
PT United Tractors Tbk.	0.06	4,010	0.03	1,881	*PT United Tractors Tbk.*
Aisin Chemical Co., Ltd.	0.06	3,751	0.04	2,480	*Aisin Chemical Co., Ltd.*
PT SKF Indonesia	0.05	3,554	-	-	*PT SKF Indonesia*
Daido Kogyo Co., Ltd.	0.04	2,827	0.01	347	*Daido Kogyo Co., Ltd.*
Marubeni Corporation	0.04	2,684	0.06	3,334	*Marubeni Corporation*
PT NHK Gasket Indonesia	0.03	1,702	0.02	1,430	*PT NHK Gasket Indonesia*
Itochu Corporation	0.02	1,658	0.03	2,002	*Itochu Corporation*
PT Suryaraya Rubberindo Industries	0.02	1,183	-	-	*PT Suryaraya Rubberindo Industries*
PT Daikin Clutch Indonesia	0.01	998	0.24	14,150	*PT Daikin Clutch Indonesia*
PT Federal Nittan Industries	0.01	856	0.01	374	*PT Federal Nittan Industries*
Toyota Motor Asia Pacific, Pte., Ltd.	-	-	12.58	739,955	*Toyota Motor Asia Pacific, Pte., Ltd.*
Toyota Motor Corporation	-	-	5.09	299,594	*Toyota Motor Corporation*
PT Abadi Berindo Autotech	-	-	1.84	108,303	*PT Abadi Berindo Autotech*
PT Sugity Creatives	-	-	1.64	96,426	*PT Sugity Creatives*
PT Nusa Toyotetsu Corporation	-	-	0.61	35,956	*PT Nusa Toyotetsu Corporation*
PT Chuhatsu Indonesia	-	-	0.16	9,427	*PT Chuhatsu Indonesia*
PT Gemala Kempa Daya	-	-	0.15	8,786	*PT Gemala Kempa Daya*
Toyota Tsusho Corporation**	-	-	0.10	5,774	*Toyota Tsusho Corporation***
PT Inkoasku	-	-	0.04	2,329	*PT Inkoasku*
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.07	3,099	0.13	8,563	*Others (below Rp 1 billion each)*
Total Pembelian	70.40	4,771,730	40.21	2,365,943	*Total Purchases*

* % terhadap jumlah beban pokok penghasilan
** Bukan pihak hubungan istimewa sejak Agustus 2003

** % of total cost of revenues*
*** Not a related party since August 2003*

Pembelian barang dari pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis)*.

Purchases of goods from related parties are on an arm's length basis.

d. Pendapatan dan beban lain-lain

d. Other income and charges

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan berbagai perusahaan asing yang mempunyai hubungan istimewa. Jumlah biaya royalti yang dibebankan ke dalam usaha adalah Rp 11,2 miliar pada tahun 2004 dan Rp 18,4 miliar pada tahun 2003 (lihat Catatan 27d).

Certain subsidiaries have various licensing, technical assistance, royalty and trade mark agreements with various related foreign companies. Royalty expenses charged to operations amounted to Rp 11.2 billion in 2004 and Rp 18.4 billion in 2003 (refer to Note 27d).

e. Piutang usaha

e. Trade receivables

Piutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Trade receivables from related parties are as follows:

	2004	2003	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	49,887	43,900	*PT Astra Honda Motor*
PT Astra Daihatsu Motor	22,785	10,672	*PT Astra Daihatsu Motor*
PT Adira Dinamika Mobilindo	4,720	15,036	*PT Adira Dinamika Mobilindo*

(Expressed in millions of Rupiah)

	2004	2003	
Rupiah:			*Rupiah:*
PT Showa Indonesia Mfg.	4,423	2,342	*PT Showa Indonesia Mfg.*
PT United Tractors Tbk.	2,402	977	*PT United Tractors Tbk.*
PT Pamapersada Nusantara	1,694	984	*PT Pamapersada Nusantara*
Myanmar Astra Chinte Motor Ltd.	1,656	1,656	*Myanmar Astra Chinte Motor Ltd.*
PT Aisin Takaoka Indonesia	1,604	98	*PT Aisin Takaoka Indonesia*
Cambodia Astra Motor Ltd.*	-	4,795	*Cambodia Astra Motor Ltd.**
Lain-lain (masing-masing dibawah Rp 1 miliar)	7,307	4,920	*Others (below Rp 1 billion each)*
	96,478	85,380	
Mata uang asing:			*Foreign currencies:*
Isuzu Motor Asia Ltd.	17,538	24,861	*Isuzu Motor Asia Ltd.*
PT Pamapersada Nusantara	1,822	71	*PT Pamapersada Nusantara*
PT Astra Daihatsu Motor	1,156	829	*PT Astra Daihatsu Motor*
PT Astra Honda Motor	963	3,977	*PT Astra Honda Motor*
Toyota Motor Asia Pacific, Pte., Ltd.	-	108,800	*Toyota Motor Asia Pacific, Pte., Ltd.*
Toyota Motor Corporation	-	28,608	*Toyota Motor Corporation*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,382	906	*Others (below Rp 1 billion each)*
	22,861	168,052	
Jumlah	119,339	253,432	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(1,656)	(9,880)	*Provision for doubtful accounts*
	117,683	243,552	

* Dilikuidasi pada tahun 2003

* *Liquidated in 2003*

f. Piutang lain-lain

Piutang lain-lain dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

f. Other receivables

Other receivables from related parties are as follows:

	2004	2003	
Rupiah:			*Rupiah:*
Piutang karyawan	158,537	230,520	*Loan to officers and employees*
PT Astra Honda Motor	381,337	4,504	*PT Astra Honda Motor*
PT Badhra Primasatya	5,813	4,635	*PT Badhra Primasatya*
PT GE Finance Indonesia	5,644	14,569	*PT GE Finance Indonesia*
Myanmar Astra Chinte Motor Ltd.	4,880	-	*Myanmar Astra Chinte Motor Ltd.*
PT Bina Pertiwi	3,415	4,121	*PT Bina Pertiwi*
PT Federal Nittan Industries	3,209	11	*PT Federal Nittan Industries*
PT Astra Daihatsu Motor	3,183	2,654	*PT Astra Daihatsu Motor*
PT Aisin Takaoka Indonesia	343	1,095	*PT Aisin Takaoka Indonesia*
PT Astra CMG Life	9	18,674	*PT Astra CMG Life*
Lain-lain (masing-masing di bawah Rp 1 miliar)	1,280	1,194	*Others (below Rp 1 billion each)*
	567,650	281,977	

(Expressed in millions of Rupiah)

	2004	2003	
Mata uang asing:			*Foreign currencies:*
PT Toyota Astra Motor/ TAM Baru	313,731	-	*PT Toyota Astra Motor/ New TAM*
PT Fuji Technica Indonesia	52,973	59,428	*PT Fuji Technica Indonesia*
Myanmar Astra Chinte Motor Ltd.		5,062	*Myanmar Astra Chinte Motor Ltd.*
Isuzu Motors, Ltd.	1,376	538	*Isuzu Motors, Ltd.*
Isuzu Motors Asia, Ltd.	19	37,433	*Isuzu Motors Asia, Ltd.*
Sunray Pte., Ltd.*	-	9,898	*Sunray Pte., Ltd.**
Cambodia Astra Motor Ltd.*	-	7,298	*Cambodia Astra Motor Ltd.**
Lain-lain (masing-masing dibawah Rp 1 miliar)	880	1,619	*Others (below Rp 1 billion each)*
	368,979	121,276	
Jumlah	936,629	403,253	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(21,480)	(28,980)	*Provision for doubtful accounts*
	915,149	374,273	

* Dilikuidasi pada tahun 2003

* *Liquidated in 2003*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kemungkinan kerugian atas tidak tertagihnya piutang kepada pihak yang mempunyai hubungan istimewa.

Management believes that the provision for doubtful accounts is adequate to cover possible losses from non-collection of receivables from related parties.

Semua piutang lain-lain tidak dibebani bunga, kecuali piutang dalam Rupiah kepada PT Bina Pertiwi yang dibebani bunga sebesar 11% (2003: 13,5%) per tahun, dan piutang dalam US Dolar dari TAM Baru dan PT Fuji Technica Indonesia yang dibebani bunga yang berkisar antara 1,2% - 1,5% per tahun.

All other receivables are non-interest bearing, except for the Rupiah receivable from PT Bina Pertiwi that earns interest at 11% (2003: 13.5%) per annum, and the US Dollar receivables from New TAM and PT Fuji Technica Indonesia that earn interest at rates ranging from 1.2% to 1.5% per annum.

g. Hutang usaha

g. Trade payables

Hutang usaha pada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Trade payables to related party are as follows:

	2004	2003	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	448,412	296,284	*PT Astra Honda Motor*
PT Toyota Astra Motor/ TAM Baru	226,203	-	*PT Toyota Astra Motor/ New TAM*
PT GS Battery Inc.	96,261	80,092	*PT GS Battery Inc.*
PT Astra Daihatsu Motor	67,923	36,098	*PT Astra Daihatsu Motor*
PT Century Batteries Indonesia Ltd.	28,062	19,486	*PT Century Batteries Indonesia Ltd.*
PT Kayaba Indonesia	18,312	15,086	*PT Kayaba Indonesia*
PT Denso Indonesia Corporation	14,491	14,085	*PT Denso Indonesia Corporation*
PT Mesin Isuzu Indonesia	3,771	9,643	*PT Mesin Isuzu Indonesia*
PT Aisin Takaoka Indonesia	3,311	2,988	*PT Aisin Takaoka Indonesia*
PT Tri Dharma Wisesa	3,028	4,678	*PT Tri Dharma Wisesa*
PT SKF Indonesia	2,940	-	*PT SKF Indonesia*

(Expressed in millions of Rupiah)

	2004	2003	
Rupiah:			*Rupiah:*
PT United Tractors Tbk.	2,103	2,780	*PT United Tractors Tbk.*
PT Inti Ganda Perdana	1,974	1,423	*PT Inti Ganda Perdana*
PT Daikin Clutch Indonesia	1,571	1,537	*PT Daikin Clutch Indonesia*
PT Suryaraya Rubberindo Industries	1,016	1,439	*PT Suryaraya Rubberindo Industries*
PT NHK Gasket Indonesia	990	1,738	*PT NHK Gasket Indonesia*
PT Sugity Creatives	363	7,860	*PT Sugity Creatives*
PT Pandu Dayatama Patria	308	1,287	*PT Pandu Dayatama Patria*
PT Gemala Kempa Daya	119	1,034	*PT Gemala Kempa Daya*
PT Nusa Toyotetsu Corporation	-	3,810	*PT Nusa Toyotetsu Corporation*
Lain-lain (masing-masing dibawah Rp 1 miliar)	3,585	2,010	*Others (below Rp 1 billion each)*
	924,743	503,358	
Mata uang asing:			*Foreign currencies:*
PT Mesin Isuzu Indonesia	53,909	95,932	*PT Mesin Isuzu Indonesia*
Aisin Seiki Co., Ltd.	44,783	37,119	*Aisin Seiki Co., Ltd.*
Isuzu Motors Asia Ltd.	18,425	4,079	*Isuzu Motors Asia Ltd.*
Itochu Automobile Pte	14,248	-	*Itochu Automobile Pte*
GS Battery Inc.	12,636	9,688	*GS Battery Inc.*
PT Century Batteries Indonesia Ltd.	11,127	16,333	*PT Century Batteries Indonesia Ltd.*
Daido Kogyo Co., Ltd.	8,100	-	*Daido Kogyo Co., Ltd.*
Mahle Izumi Corp (dahulu Izumi Industries Ltd.)	3,808	3,465	*Mahle Izumi Corp. (formerly Izumi Industries Ltd).*
Aisin Chemical Co., Ltd.	3,579	1,460	*Aisin Chemical Co., Ltd.*
Itochu Corporation	2,707	737	*Itochu Corporation*
Keihin Seimitsu Kogyo Co., Ltd.	2,069	1,116	*Keihin Seimitsu Kogyo Co., Ltd.*
Nissan Diesel Motor Co., Ltd., Japan	1,207	1,353	*Nissan Diesel Motor Co., Ltd., Japan*
Toyota Motor Corporation	-	268,239	*Toyota Motor Corporation*
Toyota Motor Asia Pacific, Pte., Ltd.	-	59,868	*Toyota Motor Asia Pacific, Pte., Ltd.*
PT Kayaba Indonesia	-	1,282	*PT Kayaba Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,215	1,415	*Others (below Rp 1 billion each)*
	177,813	502,086	
	1,102,556	1,005,444	

h. Hutang lain-lain

h. Other payables

Hutang lain-lain pada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other payables to related parties are as follows:

	2004	2003	
Rupiah:			*Rupiah:*
Aisin Chemical Co., Ltd.	3,816	-	*Aisin Chemical Co., Ltd.*
PT GE Finance Indonesia	2,166	3,190	*PT GE Finance Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	808	870	*Others (below Rp 1 billion each)*
	6,790	4,060	

	2004	2003	
Mata uang asing:			*Foreign currencies:*
PT Keihin Seimitsu Kogyo Co., Ltd.	8,789	9,073	*PT Keihin Seimitsu Kogyo Co., Ltd.*
Mahle Izumi Corp (dahulu Izumi Industries Ltd.)	3,250	-	*Mahle Izumi Corp. (formerly Izumi Industries Ltd.)*
PT Fuji Technica Indonesia	1,222	2,417	*PT Fuji Technica Indonesia*
Sunray Pte., Ltd.*	-	11,467	*Sunray Pte., Ltd.**
	13,261	22,957	
	20,051	27,017	

* Dilikuidasi pada tahun 2003

* *Liquidated in 2003*

Hutang lain-lain kepada pihak yang mempunyai hubungan istimewa tidak dikenakan bunga.

Other payables to related parties are non-interest bearing.

i. Hutang bank dan lain-lain jangka panjang

i. Long-term bank and other loans

Lihat Catatan 16c mengenai pinjaman dari pihak yang mempunyai hubungan istimewa.

Refer to Note 16c for loans from related parties.

26. LABA BERSIH PER SAHAM

26. NET EARNINGS PER SHARE

Laba per saham dasar dihitung dengan membagi laba bersih untuk pemegang saham dengan rata-rata tertimbang jumlah saham biasa yang beredar pada periode bersangkutan.

Basic earnings per share is calculate by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

	2004	2003	
Laba bersih untuk pemegang saham	1,235,270	842,312	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,046,831	4,013,741	*Weighted average number of ordinary shares outstanding (in thousands)*
Laba per saham dasar (dalam satuan Rupiah)	305	210	*Basic earnings per share (full Rupiah)*

Dalam perhitungan laba bersih per saham dilusian, rata-rata tertimbang jumlah saham yang beredar setelah disesuaikan dengan hak memesan efek terlebih dahulu yang diterbitkan, disesuaikan dengan konversi seluruh potensi saham yang bersifat dilutif. Perseroan memiliki dua jenis potensi saham yang bersifat dilutif yaitu: *rights* dan opsi saham.

In the diluted earnings per share calculation, the weighted average number of shares outstanding after adjustment for the rights issue, is adjusted to assume conversion of all dilutive potential shares. The Company has two categories of dilutive potential shares, which are: rights and stock options.

Perhitungan yang dilakukan untuk *rights* dan opsi saham adalah untuk menentukan berapa jumlah saham yang dapat diperoleh dengan harga pasar (ditentukan sebagai harga rata-rata saham Perseroan selama periode yang bersangkutan) berdasarkan nilai uang atas hak yang melekat pada *rights* dan opsi saham untuk menentukan unsur bonusnya. Penyesuaian terhadap laba bersih dan rata-rata tertimbang jumlah saham biasa yang beredar adalah sebagai berikut:

A calculation is performed for rights and stock options to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company during the period) based on the monetary value of the subscription rights attached to outstanding rights and stock options to determine the bonus element. The adjustment to net income and the weighted average number of ordinary shares outstanding is as follows:

	2004	2003	
Laba bersih untuk pemegang saham	1,235,270	842,312	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,046,831	4,013,741	*Weighted average number of ordinary shares outstanding (in thousands)*
Penyesuaian untuk *rights* dan opsi saham (dalam ribuan)	7,135	24,725	*Adjustment for rights and stock options (in thousands)*
Rata-rata tertimbang jumlah saham biasa untuk perhitungan laba bersih per saham dilusian (dalam ribuan)	4,053,966	4,038,466	*Weighted average number of ordinary shares for diluted earnings per share (in thousands)*
Laba per saham dilusian (dalam satuan Rupiah)	305	209	*Diluted earnings per share (full Rupiah)*

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI

27. AGREEMENTS, COMMITMENTS AND CONTINGENCIES

Perseroan dan anak perusahaan memiliki perjanjian, ikatan dan kewajiban kontinjensi penting per tanggal 31 Maret 2004 sebagai berikut:

The Company and subsidiaries have the following significant outstanding agreements, commitments and contingencies as at 31 March 2004:

a. Perjanjian penjaminan perusahaan

a. Corporate guarantee agreements

1. Penjaminan Perusahaan - PT Astra Multi Finance ("AMF"), Marubeni Corporation dan Itochu Corporation ("Penjamin") adalah pihak-pihak yang menjamin pinjaman AMF, anak perusahaan, pada tahun 1991. Pada tahun 1998, Perseroan menandatangani perjanjian dengan para Penjamin dimana dalam perjanjian tersebut disepakati bahwa Perseroan akan bertanggung jawab secara proporsional atas setiap pembayaran yang dilakukan oleh para Penjamin.

1. Corporate Guarantees - PT Astra Multi Finance ("AMF"), Marubeni Corporation and Itochu Corporation (the "Guarantors") are parties to a guarantee for loans taken out by AMF, a subsidiary, in 1991. In 1998, the Company entered into an agreement with the Guarantors under which the Company will share proportionally with the Guarantors any payments called on them.

(Expressed in millions of Rupiah)

Pada tahun 1999, pinjaman ini di *refinance*, dengan sebuah perjanjian lanjutan, yang ditandatangani oleh Perseroan dan para Penjamin dimana syarat-syarat dari perjanjian tahun 1998 masih tetap diberlakukan. Saldo pinjaman yang terkait pada tanggal 31 Maret 2004 adalah US$ 18 juta (2003: US$ 30 juta) (lihat Catatan 16c).

2. Fasilitas kredit

Anak perusahaan tertentu telah menerbitkan jaminan perusahaan untuk fasilitas kredit yang diperoleh anak perusahaan lainnya dan perusahaan asosiasi tertentu. Jumlah pinjaman yang terkait dengan jaminan tersebut adalah Rp 155 miliar per tanggal 31 Maret 2004 (2003: Rp 253,5 miliar).

Perseroan dan anak perusahaan tertentu juga mengeluarkan *Letter of Comfort* dan *Letter of Awareness* untuk fasilitas pinjaman yang diperoleh perusahaan afiliasi. Pada tanggal 16 Oktober 2003, Perseroan menerbitkan *Letter of Awareness* kepada PT Bank Bumiputera Indonesia Tbk. dan PT Bank Bukopin sehubungan dengan fasilitas kredit yang diperoleh Koperasi Karyawan Astra sebesar Rp 26,5 miliar.

b. Perjanjian penjualan dan pembelian saham

Pada tanggal 22 Desember 1995, Perseroan menandatangani Perjanjian Penjualan dan Pembelian Saham ("PPPS") dengan PDP dimana PDP diberi opsi untuk menjual sahamnya di PT Astra Agro Niaga (sekarang AAL), anak perusahaan, kepada Perseroan dengan harga sebesar US$ 50 juta ("Harga"). Periode opsi tersebut adalah 15 Nopember 2000 hingga 15 Desember 2000.

Pada tanggal 5 Desember 2000, PDP memilih untuk menggunakan hak opsinya untuk menjual saham dimaksud. Pada tanggal 15 Desember 2000, Perseroan dan PDP sepakat untuk menangguhkan pelaksanaan opsi jual tersebut hingga tanggal 15 Juni 2004, dengan cara yang sesuai dengan perjanjian Penyelesaian PPPS ("Penyelesaian"), dimana selama periode tersebut Perseroan mempunyai hak untuk melakukan pembelian atas saham tersebut. Sebagai kompensasi atas persetujuan untuk

In 1999, these loans were refinanced, with a further agreement executed between the Company and the Guarantors so that the terms and conditions of the 1998 agreement remain unchanged. The balance of the underlying loans as at 31 March 2004 is US$ 18 million (2003: US$ 30 million) (refer to Note 16c).

2. Credit facilities

Certain subsidiaries have issued corporate guarantees for credit facilities obtained by other subsidiaries and certain associated companies involving outstanding loans amounting to Rp 155 billion as at 31 March 2004 (2003: Rp 253.5 billion).

The Company and certain subsidiaries also issue Letters of Comfort and Letters of Awareness for credit facilities obtained by affiliates. On 16 October 2003, the Company issued a Letter of Awareness to PT Bank Bumiputera Indonesia Tbk. and PT Bank Bukopin in respect of the credit facilities obtained by Koperasi Karyawan Astra amounting to Rp 26.5 billion.

b. Agreement to sell and purchase shares

On 22 December 1995, the Company entered into an Agreement to Sell and Purchase Shares ("ASPS") with PDP, whereby PDP was granted the option to sell its shares in PT Astra Agro Niaga (now AAL), a subsidiary of the Company, to the Company at a price of US$ 50 million ("Price"). The option exercise period was 15 November 2000 up to 15 December 2000.

On 5 December 2000, PDP elected to exercise its option to sell the shares. On 15 December 2000, the Company and PDP agreed to defer the implementation of the exercised option to 15 June 2004 in the manner stipulated in the Settlement to ASPS agreement (the "Settlement"), with the Company having the right to purchase the shares at any time during this period. As compensation for agreeing to defer the implementation of the exercised option, the Company agreed to pay an annual

(Expressed in millions of Rupiah)

penangguhan pelaksanaan opsi jual, Perseroan setuju untuk membayar denda tahunan kepada PDP sebesar 10% dari Harga.

penalty to PDP amounting to 10% of the Price.

Berdasarkan Penyelesaian, jika harga pasar dari saham tersebut sebelum tanggal 15 Juni 2004 mencapai US$ 52,5 juta, PDP berhak untuk menjual sahamnya kepada pihak ketiga setelah terlebih dahulu memberikan prioritas kepada Perseroan untuk membelinya. Selain itu, Perseroan dan PDP juga menandatangani Surat Tambahan dimana kedua belah pihak setuju untuk mengurangi jumlah saham dan Harga jika PDP mengurangi nilai pokok pinjamannya yang terutang dalam perjanjian pinjaman PDP dengan pihak ketiga. Opsi terkait dengan PPPS saat ini digunakan sebagai jaminan untuk pinjaman tersebut.

Under the Settlement, if the market value of the shares, at any time before 15 June 2004, reaches US$ 52.5 million, PDP has the right to sell the shares to a third party after first giving priority to the Company. In addition, the Company and PDP also signed a Side Letter whereby both parties agreed to reduce the number of shares and the Price if PDP reduces the principal amount outstanding under a PDP loan agreement with a third party. The option subject to the ASPS is currently used as collateral for this loan.

PDP dan anak perusahaannya, PT Artimas Kencana Murni ("AKM"), juga menerbitkan *"Letter of Undertaking"* pada tanggal 19 Desember 2000, dimana PDP dan AKM sepakat bahwa jika PDP memiliki kelebihan dana, setelah membayar kewajibannya kepada pihak ketiga, maka PDP akan:

- Membayar kembali kepada Perseroan seluruh denda yang telah dibayarkan kepada PDP; dan
- Atas permintaan Perseroan, akan segera membeli kembali seluruh saham yang telah dibeli oleh Perseroan dengan harga yang sama dengan yang telah dibayarkan oleh Perseroan.

PDP and its subsidiary, PT Artimas Kencana Murni ("AKM"), also issued a "Letter of Undertaking" on 19 December 2000 whereby PDP and AKM undertake that should PDP have excess funds after repaying its loans to a third party, PDP will:

- *Repay to the Company all penalty amounts paid to PDP; and*
- *Upon the Company's request, immediately buy back the shares purchased by the Company at the same price paid by the Company.*

Sebelumnya, pada tanggal 21 Desember 1995, Perseroan menandatangani Perjanjian Pembelian Saham ("PPS") dengan Giraffe International Limited ("Giraffe") dimana Perseroan setuju untuk bertindak sebagai perantara bagi Giraffe untuk mengakuisisi AAL dari PDP. Berdasarkan PPS tersebut, Giraffe memiliki komitmen untuk menyediakan dana kepada Perseroan sebesar US$ 50 juta kepada Perseroan untuk membeli saham dari PDP. Giraffe juga setuju untuk membayar jasa perantara sejumlah US$ 500.000 kepada Perseroan, yang terhutang pada saat pembelian saham, dan mengganti semua biaya yang terjadi sehubungan dengan pembelian saham tersebut.

Previously, on 21 December 1995, the Company entered into an Agreement to Purchase Shares ("APS") with Giraffe International Limited ("Giraffe"). Under the APS, the Company agreed to act as a "Commissionaire" for Giraffe to acquire shares in subsidiary AAL from PDP. Pursuant to the APS, Giraffe has irrevocably committed itself to provide the Company with US$ 50 million to fund the purchase of the shares. In addition, Giraffe also agreed to pay the Company, for acting as Commissionaire, a fee of US$ 500,000, payable upon the purchase of the shares, and to reimburse the Company for all other expenses incurred in connection with the purchase of the shares.

(Expressed in millions of Rupiah)

Sehubungan dengan ikatan ini, Perseroan berusaha untuk menghubungi Giraffe. Akan tetapi usaha tersebut gagal dan Perseroan diberitahukan oleh pihak yang berwenang bahwa Giraffe sudah tidak lagi tercatat sebagai perusahaan di British Virgin Islands.

In relation to this commitment, the Company attempted to contact Giraffe. However, it was unsuccessful and has been advised by the regulator that Giraffe is no longer a registered company in the British Virgin Islands.

Karena adanya ketidakpastian atas kemampuan Giraffe untuk membeli saham, manajemen Perseroan membuat penyisihan atas kerugian yang mungkin timbul dari transaksi ini sejak tahun 1999. Penyisihan tersebut dihitung berdasarkan harga pasar saham dan kurs US$ pada tanggal neraca. Pada tanggal 31 Maret 2004, jumlah penyisihan ini adalah sebesar Rp 201,7 miliar (31 Maret 2003: Rp 291 miliar) (lihat Catatan 15).

Due to the uncertainty of the ability of Giraffe to purchase the shares, management has been providing for the potential loss arising from this transaction since 1999. The provision is based on the market price of the shares and the US$ exchange rate prevailing on the balance sheet date. The amount of the provision as at 31 March 2004 is Rp 201.7 billion (31 March 2003: Rp 291 billion) (refer to Note 15).

Dengan diangkatnya Edwin Soeryadjaya ("ES") sebagai Komisaris Perseroan pada tanggal 30 Mei 2000 maka PDP dan AKM, yang dikelola dan dimiliki oleh ES, merupakan pihak yang mempunyai hubungan istimewa.

With the appointment of Edwin Soeryadjaya ("ES") as a Commissioner of the Company on 30 May 2000, PDP and AKM, of which ES is a director and majority shareholder, became related parties.

Pada RUPS tahunan Perseroan yang diselenggarakan pada tanggal 25 Juni 2002, terjadi perubahan susunan Direksi dan Komisaris Perseroan, dimana ES tidak lagi menjabat sebagai komisaris Perseroan efektif sejak berakhirnya RUPS tersebut.

Changes in the Company's Board of Directors and Board of Commissioners approved by the Annual General Meeting of Shareholders on 25 June 2002 resulted in ES no longer being a Commissioner of the Company, with immediate effect.

Lihat Catatan 16a sehubungan dengan kemungkinan penerbitan hutang baru untuk penyelesaian kewajiban tersebut diatas sebagaimana telah disepakati dalam Restrukturisasi Hutang 2002.

Refer to Note 16a in relation to new debt arrangements to fund the above mentioned obligation as part of the 2002 Debt Restructuring.

c. Program penjaminan dan rekapitalisasi

c. Guarantee and recapitalisation program

Sehubungan dengan Program Penjaminan dan Rekapitalisasi Bank yang diselenggarakan oleh Pemerintah Indonesia, Perseroan, sebagai pemegang saham kendali pada PT Bank Universal Tbk. ("BU") pada saat itu:

In connection with the Indonesian Government's Guarantee Program and Bank Recapitalisation Program, when it was the majority shareholder of PT Bank Universal Tbk. ("BU"), the Company:

1. Menyerahkan Surat Pernyataan yang ditujukan kepada Bank Indonesia pada tahun 1998 yang menyatakan bahwa:
   - Perseroan bersedia memberikan kontra jaminan *(cross guarantee)* apabila diperlukan atau diminta oleh Badan Penyehatan Perbankan Nasional ("BPPN"); dan

1. Submitted a Letter to Bank Indonesia in 1998, which indicated that:
   - *The Company would grant a cross guarantee when it is requested to by The Indonesian Banking Restructuring Agency ("IBRA"); and*

(Expressed in millions of Rupiah)

- Perseroan bertanggung jawab terhadap setiap kelalaian dan perbuatan melanggar hukum yang dilakukan oleh Perseroan sehubungan dengan BU.

2. Berpartisipasi dalam Program Rekapitalisasi BU dan menyediakan dana sebesar Rp 489,8 miliar atau setara dengan 3.599.830.494 saham. Pemerintah Indonesia dan pemegang saham lainnya menyediakan Rp 4,57 triliun atau setara dengan 33.612.150.312 saham untuk meningkatkan modal BU. Persyaratan mengenai rekapitalisasi BU dituangkan dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha ("PIMKU") antara Perseroan, BU dan BPPN pada tahun 1999. Isi perjanjian tersebut menetapkan antara lain untuk menerbitkan saham tambahan, menciptakan manajemen yang terpercaya, pengalihan dan pemulihan aktiva, menjual saham yang dimiliki oleh pemegang saham kendali dan Pemerintah, serta menetapkan persyaratan dan jangka waktu atas obligasi yang diterbitkan oleh Pemerintah.

Perseroan juga menjadi bagian dari perjanjian mengenai pelunasan pinjaman pihak terafiliasi dan perjanjian mengenai pelunasan tagihan antar bank, keduanya ditandatangani sebagai bagian dari dokumen dalam Program Rekapitalisasi. Dalam perjanjian-perjanjian ini, Perseroan wajib untuk:

1. Membayar kembali pelunasan pinjaman pihak terafiliasi tertentu yang diberikan oleh BU sejalan dengan rencana kinerja usaha BU yang telah dilaporkan sebagai bagian dari Program Rekapitalisasi;

2. Membayar kembali seluruh keringanan-keringanan dalam penyelesaian kredit, yang diberikan oleh BU dalam kurun waktu 12 bulan sebelum tanggal review atas rekapitalisasi bank, kepada pihak-pihak terafiliasi dan pihak tidak terafiliasi yang menurut penilaian BPPN telah diberikan dengan cara yang tidak berdasarkan prinsip-prinsip yang wajar; dan

- *The Company would be responsible for any negligence and breach of laws that it commits in relation to BU.*

2. *Participated in the recapitalisation program for BU and contributed Rp 489.8 billion or the equivalent of 3,599,830,494 shares. The Indonesian Government and other shareholders contributed Rp 4.57 trillion or the equivalent of 33,612,150,312 shares to increase BU's capital. The recapitalisation arrangements of BU are covered under the Investments, Management and Performance Agreement ("IMPA") entered into between the Company, BU and IBRA in 1999. The agreement includes provisions related to the issuance of additional shares, corporate governance, transfer and recovery of assets, divestment of shares held by majority shareholders and the Government, and terms and conditions of the bonds issued by the Government.*

The Company is also party to agreements relating to the settlement of affiliated loans and the settlement of interbank claims, which were entered into as part of the Recapitalisation Program. Under these agreements, the Company agreed to:

1. *Ensure that certain affiliated loans made by BU are settled in accordance with the performance plan of BU submitted as part of the Recapitalisation Program;*

2. *Settle any "concessions" (i.e. discounts, etc.) given by BU to related parties and to non-related parties that are deemed unacceptable by IBRA where any such concessions were given within 12 months preceding the date of the bank recapitalisation reviews; and*

(Expressed in millions of Rupiah)

3. Membayar kembali kepada Pemerintah tagihan antar bank yang ditagih kepada BU, yang timbul dari transaksi-transaksi yang melibatkan pihak terkait BU dan transaksi-transaksi yang melibatkan pihak lainnya yang melanggar ketentuan-ketentuan yang berlaku dan transaksi-transaksi tersebut disetujui oleh Pemegang Saham Pengendali atau pihak-pihak yang terkait dengan BU.

Pada tanggal 27 September 2002, dalam Rapat Umum Pemegang Saham Luar Biasa BU, sebagaimana yang tertuang dalam Akta No. 68 dari Notaris Benny Kristianto, para pemegang saham menyetujui merger BU dengan PT Bank Bali Tbk., PT Bank Prima Express, PT Bank Artamedia dan PT Bank Patriot dan berganti nama menjadi PT Bank Permata Tbk. ("BP"). Setelah merger, kepemilikan Perseroan pada BP terdilusi menjadi 0,72%.

Bank Indonesia ("BI"), dalam suratnya kepada BP tertanggal 18 Februari 2003, menyatakan bahwa Perseroan bukan merupakan pihak terkait dengan BP sebagaimana yang diatur dalam peraturan perbankan, karena persentase kepemilikan Perseroan atas saham BP di bawah 10%.

Berdasarkan surat dari BPPN tertanggal 28 Maret 2003, Perseroan dipertimbangkan tidak lagi terikat dengan klausula kewajiban dalam PIMKU dengan pertimbangan-pertimbangan sebagai berikut:

- Pada saat PIMKU dilaksanakan, Perseroan memiliki 94,99% saham BU sehingga Perseroan saat itu adalah pihak terafiliasi dan kewajibannya selaku pemegang saham pengendali diberlakukan. Sedangkan berdasarkan kondisi kepemilikannya yang sekarang, BI telah menyatakan bahwa Perseroan bukan lagi merupakan pihak terafiliasi dari BP karena kepemilikan Perseroan pada BP berada dibawah 10%, dan
- Hutang Perseroan dan anak perusahaannya kepada BP tidak termasuk dalam kategori yang melampaui Batas Maksimum Pemberian Kredit.

Manajemen Perseroan berkeyakinan bahwa berdasarkan informasi yang ada pada tanggal laporan ini, tidak terdapat keadaan yang dapat menimbulkan kewajiban sehubungan dengan perjanjian tersebut di atas.

3. Repay to the Government any inter-bank amounts claimed to BU which arise from transactions involving related parties of BU or transactions involving other parties that were entered into on other than arm's length terms and which were approved by the Company or their related parties.

On 27 September 2002, in an Extraordinary General Meeting of Shareholders of BU, as notarised in Notarial Deed No. 68 of Benny Kristianto, the shareholders agreed to the merger of BU with PT Bank Bali Tbk., PT Bank Prima Express, PT Bank Artamedia, and PT Bank Patriot under the new name of PT Bank Permata Tbk. ("BP"). After the merger, the Company's investment in BP was diluted to 0.72%.

Bank Indonesia ("BI"), in its letter to BP dated 18 February 2003, stated that the Company is not a related party of BP as prescribed by the banking regulations, as the Company's investment in BP is below 10%.

Based on a letter from IBRA dated 28 March 2003, the Company is considered to no longer be bound by the provisions of IMPA as:

- *When IMPA was executed, the Company had a 94.99% interest in BU, therefore the Company was an affiliate of BU and its obligations as the controlling shareholder applied. Based on the Company's current shareholding of less than 10%, BI has stated that the Company is not an affiliate of BP; and*
- *The Company and subsidiaries' debt to BP does not exceed the legal lending limit.*

The Company's management believe that based on information available as at the date of this report, there are no circumstances that could give rise to any liability under the above mentioned agreements and undertakings.

d. Perjanjian lisensi, bantuan teknis, royalti dan merek dagang

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan para pemberi lisensi berikut:

- Metalart Corporation, Japan
- Aisin Seiki Co Ltd., Japan
- Daido Kogyo Co Ltd., Japan
- Isuzu Motors Ltd., Japan
- Automobiles Peugeot, France
- BMW AG, Germany
- Kawasaki Industrial Co Ltd., Japan

* Hingga Maret 2003
** Hingga Januari 2004

Lihat Catatan 25d untuk jumlah royalti yang dibebankan ke laporan laba rugi konsolidasian.

d. Licensing, technical assistance, royalty and trademark agreements

Certain subsidiaries have existing licensing, technical assistance, royalty and trademark agreements with the following licensors:

- Daido Amistar Co Ltd., Japan
- Aisin Chemical Co Ltd., Japan
- Nissan Diesel Motor Co Ltd., Japan
- Toyoda Gosei, Japan*
- Kyoto Tools Co Ltd., Japan**
- Mahle Izumi Corp. Japan (dahulu/*formerly* Izumi Industries Ltd., Japan)

* *Up to March 2003*
** *Up to January 2004*

Refer to Note 25d for the amount of royalty fees charged to the consolidated statements of income.

e. Perjanjian distributor, *reseller* dan *system integrator*

Berdasarkan perjanjian distribusi, *reseller, service provider* dan *system integrator*, anak perusahaan tertentu ditunjuk sebagai distributor, *reseller, service provider,* dan *system integrator* di Indonesia atas produk-produk dari pemberi lisensi. Berikut ini adalah pemberi lisensi utama:

- Fuji Xerox Co Ltd, Japan (Distributor Tunggal/*Exclusive Distributor*)
- PT IBM Indonesia (Rekanan *Reseller*/*Reseller Partner*)
- Hewlett Packard Far East Pte Ltd, Singapore (Rekanan *Reseller*/*Reseller Partner*)
- Marconi Communications International Ltd, Singapore (Rekanan *Reseller / Reseller Partner*)

e. Distributorship, reseller and system integrator agreements

Under their existing distributorship, reseller, service provider and system integrator agreements, certain subsidiaries have been appointed distributors, resellers, service providers and system integrators in Indonesia for the products of the licensors. Below are the main licensors:

- Microsoft Regional Sales Corp, Singapore (Rekanan *Reseller*/*Reseller Partner*)
- Cisco System Inc, USA (*System Integrator*)
- SAP Aktiengesellschaft, Germany (*Service Provider*)

f. Perjanjian usaha bersama *(joint operations)*

PT Intertel Nusaperdana dan Astratel (keduanya merupakan anak perusahaan) mempunyai kepemilikan 100% pada sebuah konsorsium yang dikenal sebagai Konsorsium Intertel

f. Joint operation agreements

PT Intertel Nusaperdana and Astratel (both subsidiaries of the Company) have a 100% equity interest in a consortium known as Konsorsium Intertel Astratel ("Konsorsium"),

(Expressed in millions of Rupiah)

Astratel ("Konsorsium") yang membangun fasilitas telekomunikasi (paket I PBH-2) berdasarkan Pola Bagi Hasil dengan Telkom.

which constructs telecommunication facilities (known as PBH-2 Package I) under a Revenue Sharing Program with Telkom.

Berdasarkan Perjanjian Pola Bagi Hasil antara Konsorsium dan Telkom, Telkom akan mengoperasikan fasilitas telekomunikasi tersebut selama 11 tahun dan akan berakhir pada tanggal 28 Februari 2005. Setelah periode ini berakhir, kepemilikan atas fasilitas tersebut secara otomatis akan beralih kepada Telkom.

Based on the Revenue Sharing Program Agreement, Telkom will operate the facility over a period of 11 years, which expires on 28 February 2005. Upon the expiration of the revenue sharing period, ownership of the facilities will automatically be transferred to Telkom.

Konsorsium akan menerima penghasilan tetap sebesar persentase tertentu seperti yang tertera pada amandemen Perjanjian Pola Bagi Hasil.

The revenue of the Konsorsium is fixed at a rate specified in the amendment to the Revenue Sharing Program Agreement.

g. Proyek plasma

g. Plasma projects

Sesuai dengan kebijakan Pemerintah Indonesia, hak guna usaha tertentu untuk perkebunan diberikan kepada pengembang apabila pengembang bersedia untuk mengembangkan areal perkebunan untuk petani plasma lokal, disamping mengembangkan perkebunan miliknya sendiri. Pengembangan plasma ini didanai dengan kredit investasi dari bank, yang disalurkan kepada pengembang pada masa penanaman (termasuk masa persiapan sampai periode sebelum tanaman menghasilkan). Perkebunan plasma akan dialihkan kepada petani plasma pada saat perkebunan mulai menghasilkan, dimana petani plasma berkewajiban untuk menjual hasil panennya kepada pengembang (anak perusahaan) dan mencicil kredit investasi tersebut dengan cara pemotongan dari hasil penjualannya. Sehubungan dengan hal tersebut, anak perusahaan tertentu dari AAL sebagai perusahaan inti dalam pengembangan proyek perkebunan plasma menjamin pembayaran kembali pinjaman petani plasma ke bank.

In accordance with Indonesian Government policy, land rights for plantations are granted upon the grower's agreement to develop areas for local plasma farmers, in addition to developing their own plantations. Plasma development is funded by bank loans (investment credit facilities), which are granted to the grower at the cultivation stage (inclusive of preparatory stage and the growing period of the crops). Upon maturity of the plantations, the plasma plantations are transferred to the plasma farmers, who are obliged to sell their harvest to the grower (subsidiaries) and repay the investment credit loans via deductions from sales proceeds. In this respect, certain subsidiaries of AAL, as growers in development of plasma plantation projects, guarantee the repayment of plasma farmers' loans to the banks.

Fasilitas kredit investasi dijamin dengan perkebunan plasma dan aktiva lain yang terkait, jaminan dari perusahaan afiliasi, jaminan pribadi dari komisaris dan direktur anak perusahaan serta penyertaan saham anak perusahaan. Anak perusahaan juga menyatakan kesanggupannya untuk ikut serta mengadministrasikan pengembalian kredit yang diperoleh dari para petani plasma.

The investment credit facilities are secured by the plasma plantations and all the related assets, corporate guarantees from affiliates, personal guarantees from the subsidiaries' commissioners and directors, and the subsidiaries' investments in shares of stock. The subsidiaries also commit to administer loan repayments obtained from plasma farmers.

Akumulasi nilai konversi proyek perkebunan plasma hingga tanggal 31 Maret 2004 adalah sebesar Rp 199,8 miliar (2003:

The accumulated conversion value of converted plasma plantation projects as at 31 March 2004 amounted to Rp 199.8 billion

(Expressed in millions of Rupiah)

Rp 192 miliar). Jumlah ini merupakan pinjaman petani plasma dari bank pada saat konversi kebun plasma. Pada tanggal 31 Maret 2004 dan 2003, sebagian dari pinjaman ini telah dilunasi oleh petani plasma secara angsuran melalui pemotongan dari hasil penjualan buah kebun plasma ke perusahaan inti.

(2003: Rp 192 billion). This amount represents plasma farmers' loans from the banks at the time when plasma plantations are converted. As at 31 March 2004 and 2003, these loans are being repaid by the plasma farmers on an instalment basis through a withholding mechanism on sales of the plasma crops to the growers.

Sebagai perusahaan inti, anak perusahaan juga bertanggung jawab terhadap pembinaan petani plasma dalam hal pengelolaan kebun plasma setelah serah terima ke petani plasma.

As the growers, the subsidiaries are also responsible for educating the plasma farmers on the maintenance of plasma plantations after conversion.

h. Perjanjian pembiayaan bersama

Beberapa anak perusahaan yang bergerak di bidang jasa keuangan tertentu menandatangani perjanjian kerjasama dengan beberapa bank, dimana pihak bank akan menyalurkan fasilitas kredit untuk pembiayaan konsumen bersama dengan anak perusahaan. Sesuai dengan perjanjian tersebut, jumlah dana yang akan disediakan oleh masing-masing pihak adalah minimum 10% berasal dari anak perusahaan dan maksimum 90% dari pihak bank. Dalam hal ini, anak perusahaan diberikan hak untuk menetapkan tingkat bunga yang lebih tinggi kepada pelanggan. Selisih antara bunga yang diterima dari pelanggan dengan bunga yang dibayarkan ke bank dicatat sebagai penghasilan. Jumlah total maksimum pembiayaan pada tanggal 31 Maret 2004 adalah sebesar Rp 18,20 triliun (2003: Rp 12,03 triliun)

Atas transaksi ini, anak perusahaan menanggung semua risiko yang ada. Sedangkan atas transaksi pembiayaan bersama, risiko yang ditanggung oleh anak perusahaan tergantung dari syarat-syarat sebagaimana yang ditentukan dalam perjanjian pembiayaan bersama.

h. Joint financing agreements

Certain financial services subsidiaries entered into cooperation agreements with banks, whereby the banks will provide joint consumer financing facilities together with the subsidiaries. Under the agreements, the amount of funds to be financed by each party represents a minimum of 10% from the subsidiaries and a maximum of 90% from the banks. Under this scheme, the subsidiaries can charge higher interest rates to their customers. The excess of the interest received from the customers over the interest paid to the banks is recorded as revenue. The balance of these credit facilities as at 31 March 2004 amounted to Rp 18.20 trillion (2003: Rp 12.03 trillion)

For these transactions, the subsidiaries assume all risks. While for joint financing, the risks assumed by the subsidiaries arising from these transactions depends on the terms stated in the joint financing agreements.

i. Penjualan PT Pramindo Ikat Nusantara

Pada tanggal 19 April 2002, Telkom, PIN dan para pemegang saham PIN (termasuk didalamnya Astratel, anak perusahaan yang sepenuhnya dimiliki Perseroan) menandatangani Perjanjian Pembelian dan Penjualan Bersyarat ("P3B") sehubungan dengan rencana untuk mengakuisisi seluruh saham PIN oleh Telkom. Dalam P3B tersebut disepakati bahwa Telkom akan membeli seluruh saham PIN dari para pemegang sahamnya dengan harga sekitar US$ 381 juta. Penjualan saham akan dilakukan dalam tiga transaksi penjualan saham yaitu: 30% pada tanggal 1 Agustus 2002 (Tanggal

i. Disposal of PT Pramindo Ikat Nusantara

On 19 April 2002, Telkom, PIN and the shareholders of PIN (including Astratel, a wholly owned subsidiary) entered into a Conditional Sale and Purchase Agreement ("CSPA") in respect of the proposed acquisition of all of PIN's shares by Telkom. In the CSPA it is agreed that Telkom will acquire all of PIN's shares from the shareholders of PIN for a total price of approximately US$ 381 million. The shares shall be disposed of in three share purchase transactions which are 30% on 1 August 2002 (the Initial Closing Date), 15% no later than

(Expressed in millions of Rupiah)

Penutupan Pertama), 15% paling lambat tanggal 30 September 2003 (Tanggal Penutupan Interim), dan 55% paling lambat tanggal 31 Desember 2004 (Tanggal Penutupan Lanjutan).

30 September 2003 (the Interim Closing Date), and 55% no later than 31 December 2004 (the Subsequent Closing Date).

Pada tanggal penutupan/pelepasan tersebut terdapat kondisi tertentu yang harus dipenuhi oleh para pemegang saham.

Specific conditions are to be fulfilled by the selling shareholders prior to the above mentioned closing dates/disposals.

Pada tanggal 1 Agustus 2002, Telkom dan pemegang saham PIN menandatangani Perubahan Perjanjian Pembelian dan Penjualan Bersyarat ("P4B"), yang merubah Tanggal Penutupan Pertama, menjadi 15 Agustus 2002.

On 1 August 2002, Telkom and the shareholders of PIN entered into an Amendment to the Conditional Sale and Purchase Agreement ("ACSPA"), which amended the Initial Closing Date to 15 August 2002.

Pada tanggal 15 Agustus 2002, (Tanggal Penutupan Pertama yang telah diubah), Telkom dan Astratel menandatangani Instrumen Transfer Hak Awal Kepemilikan Saham (*"Instrument of Transfer of Initial Rights to Shares"*) pada PIN, dimana Astratel akan mentransfer 30% dari 35% saham PIN yang dimilikinya ke Telkom pada Tanggal Pelepasan Jaminan Saham (tanggal pembebasan jaminan saham sehubungan dengan hutang PIN pada International Finance Corporation).

On 15 August 2002, (the amended Initial Closing Date), Telkom and Astratel entered into an Instrument of Transfer of Initial Rights to Shares in PIN, for Astratel to transfer 30% of its 35% interest in PIN to Telkom upon the Share Pledge Release Date (date of releasing the share pledged in connection with PIN's loan to International Finance Corporation).

Pada tanggal 17 September 2002 (Tanggal Pelepasan Jaminan Saham), Telkom melakukan pembayaran pertama kepada pemegang saham PIN sejumlah US$ 9,3 juta (untuk Astratel US$ 3,2 juta). Selanjutnya surat sanggup sejumlah US$ 130,2 juta diterbitkan untuk Astratel atas sisa kepemilikan mereka yang terdiri dari:

- sejumlah US$ 36,8 juta untuk Penjualan Saham Pertama yang terdiri dari surat sanggup yang jatuh tempo pada tanggal 15 Desember 2002, 15 Maret 2003 dan 15 Juni 2003.
- sejumlah US$ 20 juta untuk Penjualan Saham Interim yang terdiri dari surat sanggup yang jatuh tempo pada tanggal 15 Juni 2003, 15 September 2003 dan 15 Desember 2003.
- sejumlah US$ 73,4 juta untuk Penjualan Saham Lanjutan yang terdiri dari surat sanggup yang jatuh tempo pada tanggal 15 Desember 2003, 15 Maret 2004, 15 Juni 2004, 15 September 2004, dan 15 Desember 2004.

On 17 September 2002 (Shares Pledged Release Date), Telkom paid approximately US$ 9.3 million to the shareholders' of PIN as an initial payment (US$ 3.2 million for Astratel). Promissory notes were then issued to Astratel for the remaining consideration of US$ 130.2 million as follows:

- *an amount of US$ 36.8 million for the Initial Sale of Shares that consisted of promissory notes due on 15 December 2002, 15 March 2003 and 15 June 2003.*
- *an amount of US$ 20 million for the Interim Sale of Shares that consisted of promissory notes due on 15 June 2003, 15 September 2003 and 15 December 2003*
- *an amount of US$ 73.4 million for the Subsequent Sale of Shares that consisted of promissory notes due on 15 December 2003, 15 March 2004, 15 June 2004, 15 September 2004, and 15 December 2004.*

(Expressed in millions of Rupiah)

Pada tanggal 30 September 2003 (Tanggal Penutupan Interim), Astratel telah mentransfer 15% dari 35% sahamnya di PIN kepada Telkom. Kemudian pada tanggal 15 Maret 2004 (Tanggal Penutupan Lanjutan), Astratel kembali mentransfer sisa kepemilikannya sebesar 55% dari 35% saham PIN, yang mengakibatkan Astratel tidak lagi memiliki kepemilikan di PIN.

On 30 September 2003 (the Interim Closing Date), Astratel transferred 15% of its original 35% interest in PIN to Telkom. Further on 15 March 2004 (the Subsequent Closing Date), Astratel transferred the remaining 55% of its original 35% share in PIN, after which it ceased to own any shares in PIN.

28. OPSI SAHAM KARYAWAN

28. EMPLOYEE STOCK OPTION PLANS

Perseroan memiliki program Opsi Saham Karyawan ("opsi saham") untuk para karyawan, eksekutif dan direksinya dengan rincian sebagai berikut:

The Company has Employee Stock Option Plans ("stock options") for its employees, executives and directors as follows:

	Jumlah *rights*/ *Total rights*	Tanggal pemberian opsi/ *Grant date*	Periode eksekusi/ *Exercise period*	Harga eksekusi per saham (dalam satuan Rupiah)/ *Exercise price per share (full Rupiah)*	Beban kompensasi/ *Compensation cost*	
Pemberian tahap I	32,420,500	19 Mei/*May* 1999	19 Mei/*May* 2000 sampai /*to* 19 Mei/ *May* 2002	1,800	25,550	*Grant I*
Pemberian tahap II	37,579,500	19 Mei/*May* 2000	19 Mei/*May* 2001 sampai/*to*19 Mei/ *May* 2003 (telah diperpanjang menjadi/*extended to* 18 Mei/*May* 2004	3,325	42,349	*Grant II*
					67,899	

Opsi tersebut diberikan kepada direksi, eksekutif, dan karyawan Grup Astra yang pada tanggal pemberian opsi telah bekerja di Grup Astra sekurang-kurangnya 1 tahun pada posisi manager ke atas.

The options were granted to the directors, executives, and employees of the Company and its subsidiaries (together the "Group") who have worked for the Group for at least 1 year at the manager level or above.

Karyawan Grup Astra mencakup karyawan anak perusahaan (tidak termasuk anak perusahaan yang telah mempunyai program opsi saham sendiri) dan karyawan yang memperoleh penugasan langsung dari Perseroan untuk ditempatkan di perusahaan afiliasi yang sahamnya baik langsung maupun tidak langsung dimiliki oleh Perseroan sebanyak 50% atau kurang dan Perseroan berhak untuk melakukan rotasi terhadap karyawan tersebut.

Employees of the Group include employees of the Company's subsidiaries (excluding subsidiaries which already have their own stock option plans) and employees assigned to work in affiliates in which 50% or less of the shares, directly and indirectly, are owned by the Company for which the Company has authorised the assignment of such employees.

Sehubungan dengan opsi saham Tahap I, 532.000 *rights* sudah habis masa berlakunya pada tanggal 19 Mei 2002.

In relation to stock option Grant I, 532,000 rights expired on 19 May 2002.

Manajemen Perseroan memutuskan untuk memperpanjang jangka waktu pelaksanaan opsi saham Tahap II dengan pertimbangan bahwa jumlah dan harga pelaksanaan opsi saham tidak mengalami penyesuaian meskipun Perseroan melakukan *rights issue* pada awal tahun 2003 serta adanya beberapa

The Company's management decided to extend the exercise period of option Grant II, with consideration that the number and exercise price of the stock options were not adjusted, even though the Company completed a rights issue at the beginning of 2003, and during the exercise period

(Expressed in millions of Rupiah)

periode selama masa eksekusi dari Mei 2001 hingga Mei 2003 dimana harga eksekusi opsi lebih tinggi daripada harga pasar saham Perseroan. Pada bulan Mei 2003, Komisaris Perseroan memberikan persetujuan untuk memperpanjang jangka waktu pelaksanaan opsi saham Tahap II, dari tanggal 19 Mei 2003 menjadi tanggal 18 Mei 2004.

from May 2001 until May 2003 the exercise price was higher than the market price of the Company's shares. In May 2003, the Company's commissioners approved the extension of the exercise period for option Grant II from 19 May 2003 to 18 May 2004.

Beban kompensasi tersebut ditentukan berdasarkan nilai wajar pada tanggal pemberian opsi. Nilai wajar setiap opsi yang diberikan ditentukan dengan menggunakan metode penentuan harga opsi *"Black-Scholes"* dengan asumsi sebagai berikut:

The compensation costs were determined based on the fair value at grant date. The fair value of each option granted is estimated using the "Black-Scholes" option pricing model, with the following assumptions:

	Pemberian Tahap I/ *Grant I*	Pemberian Tahap II/ *Grant II*	
Prakiraan dividen	0.00%	0.00%	*Dividend yield*
Ketidakstabilan harga yang diharapkan	54.97%	49.62%	*Expected price volatility*
Suku bunga bebas risiko yang diharapkan	12.00%	12.00%	*Expected risk free interest rate*
Periode opsi yang diharapkan	1.5 tahun/*years*	2.5 tahun/*years*	*Expected lives*

Informasi lain sehubungan dengan program Opsi Saham Karyawan adalah sebagai berikut:

Other relevant information under the plans is as follows:

	Jumlah saham/ *Total shares*	
Opsi saham yang beredar pada 1 Januari 2004	7,143,500	*Stock options outstanding as at 1 January 2004*
Opsi saham yang dieksekusi	(971,500)	*Stock options exercised*
Opsi saham yang beredar pada 31 Maret 2004	6,172,000	*Stock options outstanding as at 31 March 2004*

29. DANA PENSIUN

Perseroan dan anak perusahaan tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetapnya. Jumlah kontribusi yang berasal dari kontribusi karyawan dihitung sebesar 3,2% dari gaji tahunan karyawan (dengan jumlah maksimum Rp 10 juta (dalam satuan Rupiah) per bulan untuk karyawan yang bergabung dengan Perseroan setelah tahun 1992) sedangkan kontribusi Perseroan dan anak perusahaan dihitung berdasarkan perhitungan aktuaria, kecuali kontribusi TAM Lama (lihat Catatan 3c). Kontribusi atas Dana Pensiun TAM Lama dihitung sebesar 11% dari gaji dasar tahunan karyawan yang diikutsertakan dalam

29. RETIREMENT BENEFITS

The Company and certain domestic subsidiaries have defined benefit retirement plans covering all of their permanent employees. Contributions are funded and consist of employees' contributions computed at 3.2% of employees' basic annual salaries (to a maximum of Rp 10 million (full Rupiah) per month for employees joining after 1992) and actuarially computed contributions from the Company and subsidiaries, except for Old TAM (refer to Note 3c). Contributions to Old TAM's retirement plan were computed at 11% of eligible employees' basic annual salaries. The pension funds are managed by Dana Pensiun Astra, and

(Expressed in millions of Rupiah)

program pensiun. Program pensiun tersebut dikelola oleh Dana Pensiun Astra, dan Dana Pensiun Toyota Astra Motor untuk TAM Lama.

Dana Pensiun Toyota Astra Motor for Old TAM.

Perhitungan aktuaria terakhir atas dana pensiun dilakukan oleh PT Dayamandiri Dharmakonsilindo, sebagai aktuaris independen tertanggal 31 Desember 2002, dengan menggunakan metode *"Attained-Age-Normal"* dan dengan mempertimbangkan asumsi-asumsi sebagai berikut:

The latest actuarial valuation of the retirement plan dated 31 December 2002, prepared by PT Dayamandiri Dharmakonsilindo, independent actuaries, using the "Attained-Age-Normal" method uses the following assumptions:

	Per tahun/ *Per annum*	
Tingkat diskonto	13%	*Discount rate*
Tingkat kenaikan kompensasi tahunan	10%	*Annual rate of increase in compensation*

Hasil penilaian aktuaria pada tanggal 31 Desember 2002 adalah sebagai berikut:

The result of the actuarial valuation as at 31 December 2002 is as follows:

Nilai wajar aktiva	343,308	*Plan assets at fair value*
Kewajiban aktuaria	(267,271)	*Accumulated benefit obligations*
Kelebihan nilai wajar aktiva atas kewajiban aktuaria	76,037	*Excess of plan assets over accumulated benefit obligations.*

Biaya pensiun yang dibebankan adalah berjumlah Rp 12,8 miliar pada tahun 2004 dan Rp 5,9 miliar pada tahun 2003 dan disajikan dalam akun "Beban usaha" dan "Beban pokok penghasilan".

Retirement benefits charged to operations amounted to Rp 12.8 billion in 2004 and Rp 5.9 billion in 2003 and are included in "Operating expenses" and "Cost of revenues" accounts.

30. AKTIVA ATAU KEWAJIBAN BERSIH DALAM MATA UANG ASING

30. NET ASSETS OR LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Perseroan dan anak perusahaan memiliki aktiva dan kewajiban dalam mata uang asing dengan rincian sebagai berikut (dalam satuan terdekat):

The Company and its subsidiaries have assets and liabilities denominated in foreign currencies as follows (in full amounts):

	2004					
	JPY	**US$**	**EUR**	**GBP**	**Other***	
Aktiva						*Assets*
Kas dan setara kas	861,373,534	166,509,988	191,091	2,220	1,120,043	*Cash and cash equivalents*
Investasi jangka pendek	-	42,685,194	-	-		*Short-term investments*
Piutang usaha	133,775,406	30,728,432	80,565	38,139	96,912	*Trade receivables*
Piutang lain-lain	16,995,368	43,211,029	716,931	-	1,573	*Other receivables*
Pembayaran dimuka lainnya	31,035,573	1,586,122	-	4,896	3,207	*Other prepayments*
Kas dan deposito berjangka yang dibatasi penggunaannya	110,386,040	91,655,749	1,837,240	-	366,801	*Restricted cash and time deposits*
Dana pelunasan obligasi	-	452,744	-	-	-	*Bond sinking funds*
Aktiva lain-lain	-	10,549,923	-	-	-	*Other assets*
	1,153,565,921	387,379,181	2,825,827	45,255	1,588,536	
Kewajiban						*Liabilities*
Pinjaman jangka pendek	(4,236,377,046)	(6,121,577)	(1,532,864)	-	-	*Short-term loans*
Hutang usaha	(2,529,891,164)	(17,911,194)	(1,076,735)	(299,767)	(251,806)	*Trade payables*
Hutang lain-lain	(23,110,706)	(2,411,907)	(53,294)	(3,879)	(44,852)	*Other payables*

	2004					
	JPY	**US$**	**EUR**	**GBP**	**Other***	
Kewajiban						***Liabilities***
Uang jaminan pembelian dari pelanggan dan uang muka penjualan	(566,679)	(3,607,383)			-	*Purchases guarantee from customers and sales advances*
Biaya yang masih harus dibayar	(134,141,600)	(6,029,757)	-	(200)	-	*Accrued expenses*
Hutang jangka panjang	(2,084,107,469)	(259,682,960)	-	-	-	*Long-term debt*
	(9,008,194,664)	(295,764,778)	(2,662,893)	(303,846)	(296,658)	
(Kewajiban)/aktiva bersih	(7,854,628,743)	91,614,403	162,934	(258,591)	1,291,878	*Net (liabilities)/assets*
Dalam ekuivalen Rupiah (dalam jutaan)	(645,032)	786,693	1,709,677	(4,067)	11,093	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	150,396					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

	2003					
	JPY	**US$**	**EUR**	**GBP**	**Others***	
Aktiva						***Assets***
Kas dan setara kas	588,948,628	205,120,952	2,417,878	1,730	304,295	*Cash and cash equivalents*
Investasi jangka pendek	-	15,947,528	-	-	-	*Short-term investments*
Piutang usaha	193,489,185	32,221,807	-	581,277	186,371	*Trade receivables*
Piutang lain-lain	2,512,607,606	89,662,715	4,818,301	-	77	*Other receivables*
Uang muka	135,059,871	1,426,065	10,218	200	33,673	*Advances*
Kas dan deposito berjangka yang dibatasi penggunaannya	210,153,420	132,485,189	22	-	-	*Restricted cash and time deposits*
Dana pelunasan obligasi	-	448,411	-	-	-	*Bond sinking funds*
Aktiva lain-lain	-	690,646	-	-	-	*Other assets*
	3,640,258,710	478,003,313	7,246,419	583,207	524,416	
Kewajiban						***Liabilities***
Pinjaman jangka pendek	(8,416,386,287)	(7,415,871)	(1,411,665)	-	-	*Short-term loans*
Hutang usaha	(2,535,905,569)	(45,800,469)	(493,508)	(866,254)	(380,669)	*Trade payables*
Hutang lain-lain	(3,422,860)	(3,451,411)	(13,794)	-	(30,471)	*Other payables*
Uang jaminan pembelian dari pelanggan dan uang muka penjualan	-	(2,866,621)	-	-	-	*purchases guarantee from customer and sales advances*
Biaya yang masih harus dibayar	(119,197,892)	(11,531,979)	-	(201)	(4,958)	*Accrued expenses*
Hutang bank dan lain-lain jangka panjang	(2,234,107,469)	(786,257,317)	-	-	-	*Long-term bank and other loans*
	(13,309,020,077)	(857,323,668)	(1,918,967)	(866,455)	(416,098)	
(Kewajiban)/aktiva bersih	(9,668,761,367)	(379,320,355)	5,327,452	(283,248)	108,318	*Net (liabilities)/assets*
Dalam ekuivalen Rupiah (dalam jutaan)	(720,254)	(3,378,986)	51,322	(3,975)	965	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	(4,050,928)					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

(Expressed in millions of Rupiah)

31. PERISTIWA SETELAH TANGGAL NERACA

PT Astra Graphia Tbk.

PT Astra Graphia Tbk. ("AG") mempertimbangkan dan menjajaki untuk melakukan restrukturisasi usaha, termasuk adanya kemungkinan pemisahan divisi *IT Solution* dan dijalankannya langkah-langkah efisiensi dan peningkatan produktivitas yang dianggap perlu, guna berhasilnya restrukturisasi tersebut. Pada tanggal 16 April 2004, AG telah menandatangani *Memorandum of Understanding* dengan *strategic partner* untuk merealisasikan rencana pembentukan usaha patungan baru dibidang *IT Solution.*

PT Federal International Finance

Pada tanggal 2 April 2004, PT Federal International Finance, anak perusahaan yang seluruh sahamnya dimiliki Perseroan, menerbitkan Obligasi Federal International Finance III Tahun 2004 sebesar Rp 500 miliar. Obligasi ini berjangka waktu satu sampai tiga tahun hingga tanggal 2 April 2007 dengan suku bunga tetap berkisar antara 10,5% - 12,75% per tahun yang akan dibayarkan tiap tiga bulan. Berdasarkan surat dari PT Pefindo No. 094/PEF-DIR/III/2004 tanggal 2 Maret 2004, obligasi ini memperoleh rating idA+.

31. SUBSEQUENT EVENTS

PT Astra Graphia Tbk.

PT Astra Graphia Tbk. ("AG") is in the process of restructuring its business including the possibility of spinning off IT Solutions and is taking all necessary steps to increase efficiency and productivity, and to ensure that the restructuring will be completed successfully. On 16 April 2004, AG signed a Memorandum of Understanding with a strategic partner with a plan to established a new IT joint venture.

PT Federal International Finance

On 2 April 2004, PT Federal International Finance, a wholly owned subsidiary, issued Federal International Finance Bonds III 2004 amounting to Rp 500 billion. The term of the bonds is one to three years and they fall due on 2 April 2007, with fixed interest rate ranging from 10.5% - 12.75% which will be paid every three months. According to the letter from PT Pefindo No. 094/PEF-DIR/III/2004 *dated 2 March 2004, the credit rating for the bonds is idA+.*

32. REKLASIFIKASI AKUN

Sejumlah Rp 83 miliar dalam laporan keuangan konsolidasian tahun 2003 telah direklasifikasi dari piutang lain-lain lancar menjadi pajak dibayar di muka agar sesuai dengan penyajian laporan keuangan konsolidasian tahun 2004.

32. RECLASSIFICATION OF ACCOUNTS

An amount of Rp 83 billion included in the 2003 consolidated financial statements has been reclassified from other receivables-current to prepaid taxes to be consistent with the presentation of the 2004 consolidated financial statements.

33. INFORMASI TAMBAHAN

Berikut pada halaman 96 sampai dengan halaman 102 adalah informasi keuangan PT Astra International Tbk. (induk perusahaan saja) yang menyajikan penyertaan Perseroan pada anak perusahaan berdasarkan metode ekuitas dan bukan dengan metode konsolidasi.

33. SUPPLEMENTARY INFORMATION

The following financial information of PT Astra International Tbk. (parent company only) on pages 96 to 102, presents the Company's investments in subsidiaries under the equity method, as opposed to the consolidation method.

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
AKTIVA			***ASSETS***
Aktiva Lancar			***Current assets***
Kas dan setara kas	1,118,002	601,196	*Cash and cash equivalents*
Investasi jangka pendek	-	1,134	*Short-term investments*
Piutang usaha : (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 1.960 pada 31/03/2004 dan Rp 7.013 pada 31/03/2003)			*Trade receivables : (net of provision for doubtful accounts of Rp 1,960 at 31/03/2004 and Rp 7,013 at 31/03/2003)*
Pihak yang mempunyai hubungan istimewa	30,590	35,199	*Related parties*
Pihak ketiga	943,132	808,805	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 16.433 pada 31/03/2004 dan Rp 8.798 pada 31/03/2003)	11,775	25,671	*Other receivables (net of provision for doubtful accounts of Rp 16,433 at 31/03/2004 and Rp 8,798 at 31/03/2003)*
Persediaan (setelah dikurangi penyisihan sebesar Rp 1.069 pada 31/03/2004 dan Rp 7.607 pada 31/03/2003)	698,097	849,944	*Inventories (net of provision of Rp 1,069 at 31/03/2004 and Rp 7,607 at 31/03/2003)*
Pajak dibayar di muka	199,885	203,623	*Prepaid taxes*
Pembayaran dimuka lainnya	72,594	90,181	*Other prepayments*
Jumlah aktiva lancar	**3,074,075**	**2,615,753**	***Total current assets***
Aktiva tidak lancar			***Non-current assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	900,671	1,346,111	*Restricted cash and time deposits*
Dana pelunasan obligasi	18,460	5,062	*Bond sinking funds*
Piutang lain-lain - pihak yang mempunyai hubungan istimewa (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 21.480 pada 31/03/2004 dan Rp 29.980 pada 31/03/2003)	1,002,985	402,833	*Other receivables - related paties (net of provision for doubtful accounts of Rp 21,480 at 31/03/2004 and Rp 28,980 at 31/03/2003)*
Investasi pada anak perusahaan, perusahaan asosiasi, dan *jointly controlled entities*	10,187,827	10,214,984	*Investments in subsidiaries, associates and jointly controlled entities*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 993 pada 31/03/2004 dan Rp 5.657 pada 31/03/2003)	107,113	27,824	*Other long term investments (net of provision for decline in value of Rp 993 at 31/03/2004 and Rp 5,657 at 31/03/2003)*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 547.988 pada 31/03/2004 dan Rp 471.500 pada 31/03/2003)	1,465,812	1,426,964	*Fixed assets (net of accumulated depreciation of Rp 547,988 at 31/03/2004 and Rp 471,500 at 31/03/2003)*
Aktiva pajak tangguhan	177,412	906,130	*Deferred tax assets*
Aktiva lain-lain	235,494	308,157	*Others assets*
Jumlah aktiva tidak lancar	**14,095,774**	**14,638,065**	***Total non-current assets***
JUMLAH AKTIVA	**17,169,849**	**17,253,818**	***TOTAL ASSETS***

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA / ***BALANCE SHEETS***
31 MARET 2004 DAN 2003 / ***AS AT 31 MARCH 2004 AND 2003***
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham) / *(Expressed in millions of Rupiah, except par value per share)*

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
KEWAJIBAN DAN EKUITAS			***LIABILITIES AND EQUITY***
Kewajiban jangka pendek			***Current liabilities***
Hutang usaha :			*Trade payables :*
Pihak yang mempunyai hubungan istimewa	902,835	789,011	*Related parties*
Pihak ketiga	92,463	119,454	*Third parties*
Hutang lain-lain	54,909	62,821	*Others payables*
Uang jaminan pembelian dari pelanggan	269,810	120,309	*Purchases guarantee from customers*
Hutang pajak	46,295	18,494	*Taxes payable*
Biaya yang masih harus dibayar	445,457	362,024	*Accrued expenses*
Kewajiban diestimasi	6,215	-	*Provisions*
Penghasilan tangguhan	17,004	15,457	*Unearned income*
Bagian jangka pendek dari hutang jangka panjang :			*Current portion of long-term debt :*
Hutang bank	152,900	539,429	*Bank loans*
Obligasi	72,430	343,540	*Bonds*
Jumlah kewajiban jangka pendek	2,060,318	2,370,539	***Total current liabilities***
Kewajiban jangka panjang			***Non-current liabilities***
Hutang lain-lain - pihak yang mempunyai hubungan istimewa	3,948	28,612	*Other payables - related parties*
Penghasilan tangguhan	19,818	24,610	*Unearned income*
Kewajiban diestimasi	248,821	343,156	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian jangka pendek:			*Long-term debt-net of current portion :*
Hutang bank	629,716	3,037,996	*Bank loans*
Obligasi	1,238,555	2,705,999	*Bonds*
Jumlah kewajiban jangka panjang	2,140,858	6,140,373	***Total non-current liabilities***

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah, except par value per share)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
Ekuitas			***Equity***
Modal saham :			*Share capital :*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.046.897.314 saham pada 31/03/2004 dan 4.013.783.116 saham pada 31/03/2003	2,023,449	2,006,892	*Issued and fully paid 4,046,897,314 shares at 31/03/2004 and 4,013,783,116 shares at 31/03/2003*
Tambahan modal disetor	1,102,002	1,154,361	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	124,361	*Difference arising from restructuring transactions of entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,036,135	1,406,057	*Difference arising from equity transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	*Exchange differences due to financial statement translation*
Akumulasi penyesuaian nilai wajar investasi	(338,502)	(359,366)	*Investment fair value revaluation reserve*
Saldo laba telah ditentukan penggunaannya	44,700	4,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	8,552,983	3,982,356	*Unappropriated retained earnings*
Jumlah ekuitas	12,968,673	8,742,906	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	**17,169,849**	**17,253,818**	***TOTAL LIABILITIES AND EQUITY***

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

LAPORAN LABA RUGI
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED
31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah,
except net earnings per share)

	2004 Tidak diaudit/ *Unaudited*	2003 Tidak diaudit/ *Unaudited*	
Penghasilan bersih	5,959,964	4,560,438	*Net revenues*
Beban pokok penghasilan	(5,273,879)	(4,040,733)	*Cost of revenues*
Laba kotor	686,085	519,705	*Gross profit*
Beban usaha	(527,799)	(430,328)	*Operating expenses*
Laba usaha	158,286	89,377	*Operating income*
Penghasilan/(beban) lain-lain :			*Other income/(expenses) :*
Penghasilan bunga	31,197	32,759	*Interest income*
Penyisihan kerugian	17,137	(24,218)	*Provision for loss*
Keuntungan penjualan aktiva tetap	517	41	*Gain on sale of fixed assets*
Keuntungan penjualan investasi	344	-	*Gain on sale of investment*
Keuntungan pembelian kembali hutang	-	2,546	*Gain on debt buy backs*
(Kerugian)/keuntungan selisih kurs	(3,808)	17,746	*Foreign exchange (losses)/gain*
Beban bunga	(53,907)	(129,254)	*Interest expense*
Penghasilan lain-lain	53,554	34,738	*Other income*
	45,034	(65,642)	
Bagian laba bersih anak perusahaan, perusahaan asosiasi dan *jointly controlled entities*	1,083,437	835,466	***Equity in net income of subsidiaries, associates and jointly controlled entities***
Laba sebelum pajak penghasilan	1,286,757	859,201	*Profit before income tax*
Beban pajak penghasilan	(51,487)	(16,889)	*Income tax expense*
Laba bersih	1,235,270	842,312	*Net income*
Laba bersih per saham :			*Net earnings per share :*
Dasar (dalam satuan Rupiah)	305	210	*Basic (full Rupiah)*
Dilusian (dalam satuan Rupiah)	305	209	*Diluted (full Rupiah)*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/PARENT COMPANY ONLY

LAPORAN PERUBAHAN EKUITAS
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED
31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,140,044	6,502,494	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	842,312	842,312	*Net income*
Penerbitan saham	702,848	-	-	-	-	-	-	-	-	702,848	*Shares issued*
Tambahan modal disetor	-	701,152	-	-	-	-	-	-	-	701,152	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	1,055	-	-	-	-	1,055	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	(6,955)	-	-	(6,955)	*Investment fair value revaluation*
Saldo 31 Maret 2003 - Tidak diaudit	2,006,892	1,154,361	430,121	124,361	1,406,057	(6,576)	(359,366)	4,700	3,982,356	8,742,906	*Balance at 31 March 2003 - Unaudited*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/PARENT COMPANY ONLY

LAPORAN PERUBAHAN EKUITAS
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2004 DAN 2003
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED
31 MARCH 2004 AND 2003
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Difference arising from equity transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2004	2,017,688	1,099,259	430,121	124,361	1,030,643	(6,576)	(345,457)	44,700	7,317,713	11,712,452	*Balance at 1 January 2004*
Laba bersih	-	-	-	-	-	-	-	-	1,235,270	1,235,270	*Net income*
Penerbitan saham	5,761	-	-	-	-	-	-	-	-	5,761	*Shares issued*
Tambahan modal disetor	-	2,743	-	-	-	-	-	-	-	2,743	*Additional paid in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	5,492	-	-	-	-	5,492	*Difference arising from equity transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	6,955	-	-	6,955	*Investment fair value revaluation*
Saldo 31 Maret 2004 - Tidak diaudit	2,023,449	1,102,002	430,121	124,361	1,036,135	(6,576)	(338,502)	44,700	8,552,983	12,968,673	*Balance at 31 March 2004 - Unaudited*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS / *STATEMENTS OF CASH FLOWS*
UNTUK TIGA BULAN YANG BERAKHIR 31 MARET 2004 DAN 2003 / *FOR THE THREE MONTHS ENDED 31 MARCH 2004 AND 2003*
(Dinyatakan dalam jutaan Rupiah) / *(Expressed in millions of Rupiah)*

	2004 Tidak Diaudit/ *Unaudited*	2003 Tidak Diaudit/ *Unaudited*	
Arus kas dari aktivitas operasi :			***Cash flows from operating activities :***
Penerimaan dari pelanggan	5,829,393	4,386,600	*Receipts from customers*
Penghasilan bunga yang diterima	26,989	33,028	*Interest income received*
Pembayaran kepada pemasok	(5,033,988)	(3,709,856)	*Payments to suppliers*
Pembayaran kepada karyawan	(144,884)	(148,371)	*Payments to employees*
Pembayaran untuk beban usaha	(248,560)	(304,982)	*Payments for operating expenses*
Pembayaran untuk pajak penghasilan	(38,239)	(1,752)	*Payments of corporate income tax*
(Pembayaran untuk)/penerimaan dari aktivitas operasi lainnya	(4,960)	6,991	*(Payments for)/receipts from other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	385,751	261,658	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi :			***Cash flows from investing activities :***
Dividen kas yang diterima	375,000	-	*Cash dividends received*
Hasil penjualan aktiva tetap	612	41	*Proceeds from sale of fixed assets*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(24,615)	(17,144)	*Acquisitions of fixed assets and assets not yet used in operations*
Penambahan biaya tangguhan	-	(44,675)	*Addition to deferred charges*
Arus kas bersih yang diperoleh dari/(digunakan untuk) aktivitas investasi	350,997	(61,778)	***Net cash flows provided from/(used in) investing activities***
Arus kas dari aktivitas pendanaan :			***Cash flows from financing activities :***
Penambahan modal saham	8,505	1,403,999	*Proceeds from issuance of share capital*
Pembayaran bunga	(28,051)	(140,265)	*Interest paid*
Pembayaran kembali hutang jangka panjang	(686,228)	(351,208)	*Repayment of long-term loans*
Penurunan/(kenaikan) kas dan deposito berjangka yang dibatasi penggunaannya	9,008	(1,314,921)	*Reduction in/(addition to) restricted cash and time deposits*
(Penambahan)/penurunan dana pelunasan obligasi	(5,371)	148,551	*(Addition to)/reduction in bond sinking funds*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(702,137)	(253,844)	***Net cash flows used in financing activities***
Kenaikan/(penurunan) bersih kas dan setara kas	34,611	(53,964)	***Net increase/(decrease) in cash and cash equivalents***
Dampak perubahan selisih kurs terhadap kas dan setara kas	742	(208)	***Effects of exchange rate changes on cash and cash equivalents***
Kas dan setara kas pada awal periode	1,082,649	655,368	***Cash and cash equivalents at the beginning of the period***
Kas dan setara kas pada akhir periode	1,118,002	601,196	***Cash and cash equivalents at the end of the period***
Kegiatan yang tidak mempengaruhi arus kas :			***Activity not affecting cash flows:***
Keuntungan/(kerugian) yang belum direalisasi atas efek tersedia untuk dijual	6,955	(6,955)	*Unrealized gain/(loss) on securities available for sale*

MASNET No. 80 OF 30.04.2004
Announcement No. 125

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Announcement Of Appointment Of Director

Date of appointment:	30/04/2004
Name:	Azlan Bin Mohd Zainol
Age:	54
Country of principal residence:	Malaysia
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	- Fellow of the Institute of Chartered Accountants in England & Wales - Member of the Malaysian Institute of Certified Public Accountants - Member of the Malaysian Institute of Accountants

Other directorships

Past (for the last five years)

Arab-Malaysian Bank Berhad
Arab-Malaysian Finance Berhad
Arab-Malaysian Insurance Berhad
Arab-Malaysian Credit Berhad
AMMB holding Berhad
AMMB International (L) Ltd.
AMMB Futures Sdn Bhd
Malaysian Electronic Payment System (1997) Sdn Bhd

Present

Malaysia Building Society Berhad
Rashid Hussain Berhad
RHB Capital Berhad
RHB Sakura Merchant Bankers Berhad - Chairman
RHB Bank Berhad
RHB Delta Finance Berhad
Malaysian Central Depository Sdn Bhd
Commonwealth Africa Investments Limited
Asia Limited
Asia Credit Services Pte. Ltd.
Edenview Projects Sdn Bhd
Angsana fantasi Sdn Bhd
Ambang Cita Sdn Bhd.
Malaysian Venture Capital Management Berhad (MAVCAP) – Board Advisory
The Financial Reporting Foundation - Member

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) **Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?**
○ Yes ● No

(b) **Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?**
○ Yes ● No

(c) **Whether there is any unsatisfied judgment against him?**
○ Yes ● No

(d) **Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?**
○ Yes ● No

(e) **Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?**
○ Yes ● No

(f) **Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?**
○ Yes ● No

(g) **Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

(h) **Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?**
○ Yes ● No

(i) **Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?**
○ Yes ● No

(j) **Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —**

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

Submitted by Ho Yeng Tat, Group Company Secretary on 30/04/2004 to the SGX

MASNET No. 96 OF 29.04.2004
Announcement No. 107

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

(I) Application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme to the Final Dividend of US$0.07 per share less 20% tax for the financial year ended 31 December 2003
(II) Currency elective to receive final dividend in cash in Singapore dollars
(III) Final Dividend - Books Closure

I. APPLICATION OF THE JARDINE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND OF US$0.07 PER SHARE LESS 20% TAX FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

The Board of Directors of the Company is pleased to announce the application of the Jardine Cycle & Carriage Limited Scrip Dividend Scheme (the "**Scheme**") to the final dividend of US$0.07 per ordinary share of S$1.00 each ("**Share**"), less 20% Singapore income tax, for the financial year ended 31 December 2003 (the "**Final Dividend**"). The payment of the Final Dividend was approved at the Annual General Meeting held earlier today.

The Scheme will provide shareholders of the Company ("**Members**") with the option to elect to receive new Shares in the capital of the Company (the "**New Shares**") in lieu of the cash amount of the Final Dividend declared on the Shares held by them as at 5:00 p.m. on 14 May 2004 ("**Books Closure Date**") in respect of the Final Dividend.

Who is Eligible to Participate in the Scheme

All Members entitled to the Final Dividend will be eligible to participate in the Scheme in respect of the Final Dividend. However, Members with registered addresses outside Singapore must provide to the Company or (as the case may be) The Central Depository (Pte) Limited ("**CDP**") with addresses in Singapore for the service of notices and documents latest by 7 May 2004 (five market days prior to Books Closure Date). Those who fail to do so ("**Overseas Members**") will not be eligible to participate in the Scheme.

Issue Price

For the purposes of the application of the Scheme to the Final Dividend, the price at which each New Share is to be issued ("**Issue Price**") will be determined in accordance with the terms and conditions of the Scheme and announced by the Company following the Books Closure Date (on or about 17 May 2004).

Participation in the Scheme

Notices of election ("**Election Notices**") will be despatched to eligible Members as soon as practicable after the Books Closure Date.

Eligible Members can elect to participate in the Scheme for the purpose of the Final Dividend only, or they can make a permanent election to participate in the Scheme in respect of the Final Dividend and all future dividends. These options will be provided for in the Election Notices.

Eligible Members who elect to participate in the Scheme may receive New Shares in odd lots. Fractional entitlements to the New Shares shall be rounded up or otherwise dealt with in such manner as the Board may deem fit in the interest of the Company and as may be acceptable to the Singapore Exchange Securities Trading Limited.

Non-Participation in the Scheme

Eligible Members who do not elect to participate in the Scheme will have the option of receiving the Final Dividend in Singapore Dollars ("**S$**") cash. This option will be provided for in the Election Notices. In the absence of an election, they will receive the Final Dividend in United States Dollars ("**US$**").

Members Who Have Previously Made a Permanent Election

Members who have previously made a permanent election under the Scheme to receive scrip may cancel their permanent scrip elections and opt to receive the Final Dividend in cash instead. The Scrip Dividend Entitlement Advices to be sent to such Members will incorporate a Notice of Cancellation cum S$ currency election.

Members with Small Holdings of Shares

Members with small holding of Shares as would result in their receiving zero (0) New Shares under the Scheme will be paid the Final Dividend in cash. This would be the case even if they have made a permanent election to participate in the Scheme. These Members will have the option to receive the Final Dividend in S$. This option will be provided for in the Election Notices or Scrip Dividend Entitlement Advices sent to such Members. In the absence of an election, they will receive the Final Dividend in US$.

Overseas Members

Overseas Members will be paid the Final Dividend in cash. These Members will have the option to receive the Final Dividend in S$. Currency election notices will be sent to such Members as soon as practicable after the Books Closure Date. In the absence of an election, they will receive the Final Dividend in US$.

II. CURRENCY ELECTIVE TO RECEIVE FINAL DIVIDEND IN CASH IN SINGAPORE DOLLARS

Shareholders who wish to receive the Final Dividend in S$ cash should make the necessary election as described above. In the absence of an election, shareholders will be paid their dividend in US$. Shareholders who wish to receive the Final Dividend in US$ cash need not take any action.

III. FINAL DIVIDEND - BOOKS CLOSURE DATE

The notice below supersedes the books closure notice announced on 24 February 2004.

NOTICE IS HEREBY GIVEN that for the purpose of determining Members' entitlement to the Final Dividend, the Transfer Books and Register of Members will be closed from 15 May 2004 to 17 May 2004 (both dates inclusive). Duly completed transfers received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5:00 p.m. on the Books Closure Date will be registered before entitlements to the Final Dividend are determined. Members whose securities accounts with CDP are credited with Shares as at the Books Closure Date will be entitled to the Final Dividend.

Fully paid New Shares to be issued pursuant to elections by Eligible Members to receive the Final Dividend in scrip will be allotted on or about 5 July 2004. The Final Dividend will be paid on or about 5 July 2004.

Submitted by Ho Yeng Tat, Group Company Secretary on 29/04/2004 to the SGX

MASNET No. 87 OF 29.04.2004
Announcement No. 98

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

35th Annual General Meeting

Jardine Cycle & Carriage Limited wishes to announce that at its 35th Annual General Meeting held today, all resolutions in respect of the matters contained in the Notice of AGM dated 14 April 2004 circulated earlier to the shareholders were duly passed.

The Company also wishes to announce that Tan Sri Abdul Halim bin Ali has stepped down as a director of the Company with effect from 29 April 2004 and we thank him for his service and contribution to the Group.

Submitted by Ho Yeng Tat, Group Company Secretary on 29/04/2004 to the SGX

MASNET No. 63 OF 14.04.2004
Announcement No. 63

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 35th Annual General Meeting of the Company will be held at The Oriental Ballroom, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 29 April 2004 at 11.00 a.m. for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2003 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of US$0.07 per share less income tax for the year ended 31 December 2003 as recommended by the Directors.

3. To approve payment of Directors' fees of up to S$576,000 for the year ending 31 December 2004 (2003: S$576,000).

4. To re-elect the following Directors retiring pursuant to Article 94 of the Articles of Association of the Company:

   a. Mr. Philip Eng Heng Nee;
   b. Mr. Chang See Hiang; and
   c. Mr. Hassan Abas.

5. To re-elect Mr. James Watkins, a Director retiring pursuant to Article 99 of the Articles of Association of the Company.

6. a. To authorise Mr. Alan Yeo Chee Yeow to continue to act as a Director of the Company from the date of this Annual General Meeting until the next Annual General Meeting, pursuant to Section 153(6) of the Companies Act, Cap. 50.

   b. To authorise Mr. Owen Phillimore Howell-Price to continue to act as an Alternate Director to Mr. Anthony John Liddell Nightingale from the date of this Annual General Meeting until the next Annual General Meeting, pursuant to Section 153(6) of the Companies Act, Cap. 50.

7. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

8. To transact any other routine business which may arise.

As Special Business:

9. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:

Share Issue Mandate

a. "That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

Renewal of Share Purchase Mandate

b. "That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Cap. 50 (the "Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$1.00 each in the capital of the Company ("Shares") not exceeding in aggregate the Prescribed Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchases (each a "Market Purchase") on the Singapore Exchange Securities Trading Limited ("SGX-ST"); and/or

(ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access schemes as may be determined or formulated by the Directors as they consider fit, which schemes shall satisfy all the conditions prescribed by the Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; or

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" means 10% of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and

"Maximum Price" in relation to a Share to be purchased, means an amount (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase: 105% of the Average Closing Price

(ii) in the case of an Off-Market Purchase: 120% of the Highest Last Dealt Price

where:

"Average Closing Price" is the average of the closing market prices of a Share over the last five (5) market days on which transactions in the Shares were recorded, preceding the day of the Market Purchase, as deemed to be adjusted for any corporate action that occurs after the relevant five (5) market day period;

"Highest Last Dealt Price" means the highest price transacted for a Share as recorded on the market day on which there were trades in the Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from shareholders stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"market day" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution."

Renewal of General Mandate for Interested Person Transactions

c. "That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix B of the Company's letter to shareholders dated 14 April 2004 (the "Letter"), with any party who is of the classes of Interested Persons described in Appendix B of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "General Mandate");

(b) the General Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual

General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the General Mandate and/or this Resolution."

Authority to Directors to Issue Shares Pursuant to CCL Executives' Share Option Scheme 2000

d. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Executives' Share Option Scheme 2000 (the "Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15% of the issued share capital of the Company from time to time."

Authority to Directors to Issue Shares Pursuant to Jardine Cycle & Carriage Limited Scrip Dividend Scheme

e. "That approval be and is hereby given to the Directors to issue such shares in the capital of the Company as may be required to be issued pursuant to the Jardine Cycle & Carriage Limited Scrip Dividend Scheme."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 14 April 2004

Notes:
A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, M&C Services Pte Ltd, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Statement pursuant to Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mr. Chang See Hiang, Mr. Hassan Abas and Mr. Alan Yeo Chee Yeow, who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company respectively, are independent Directors.

Additional information for items under the heading "As Ordinary Business":

a. Item 3 is to facilitate payment of Directors' fees on current year basis, calculated based on the number of scheduled Board and committee meetings for 2004 and assuming that all non-executive Directors will hold office for the full year. In the event the Directors' fees proposed is insufficient

(e.g. due to more meetings or enlarged Board size), approval will be sought at next year's AGM for additional fees to meet the shortfall.

b. Key information on the Directors to be re-elected are set out in pages 22 and 23 of the Annual Report 2003.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 9a is to allow the Directors, effective until the next Annual General Meeting, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to an amount not exceeding, in total, 50% of the issued share capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to shareholders. For determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that this Resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that this Resolution is passed, and any subsequent consolidation or subdivision of shares.

b. Ordinary Resolution No. 9b is to renew effective until the next Annual General Meeting, the Share Purchase Mandate for the Company to make purchases or acquisitions of its issued ordinary shares. The Company intends to use internal sources of funds, external borrowings, or a combination of internal resources and external borrowings, to finance purchases or acquisitions of its Shares. For illustrative purposes only, the financial effects of an assumed purchase or acquisition by the Company, of 10% of its issued ordinary share capital as at 8 March 2004, at a purchase price equivalent to the Maximum Price per Share, in the case of a Market Purchase and an Off-Market Purchase respectively, based on the audited accounts of the Group and the Company for the financial year ended 31 December 2003, and certain other assumptions, are set out in the Company's letter to shareholders dated 14 April 2004 accompanying the Annual Report 2003.

c. Ordinary Resolution No. 9c is to renew effective up to the next Annual General Meeting, the General Mandate for Interested Person Transactions to enable the Company, its subsidiaries and associated companies that are considered "entities at risk" to enter in the ordinary course of business into certain types of transactions with specified classes of the Company's interested persons. Particulars of the General Mandate, and the Audit Committee's confirmation in support of the renewal of the General Mandate, are set out in the Company's letter to shareholders dated 14 April 2004 accompanying the Annual Report 2003.

d. Ordinary Resolution No. 9d is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Executives' Share Option Scheme 2000 not exceeding 15% of the issued share capital of the Company from time to time. This scheme came into operation on 1 January 2000.

e. Ordinary Resolution No. 9e is to allow the Directors to issue shares in the Company pursuant to its Scrip Dividend Scheme, which was adopted by shareholders on 3 May 2001. With the change of the Company's corporate name to Jardine Cycle & Carriage Limited effective 31 December 2003, the scheme (previously called the "Cycle & Carriage Limited Scrip Dividend Scheme") has been renamed the "Jardine Cycle & Carriage Limited Scrip Dividend Scheme".

Submitted by Ho Yeng Tat, Group Company Secretary on 14/04/2004 to the SGX

MASNET No. 51 OF 13.04.2004
Announcement No. 51

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Termination of American Depositary Receipt Facility

Jardine Cycle & Carriage Limited (the "Company") wishes to announce that it has given notice to The Bank of New York (the "Depositary") to terminate the Company's American Depositary Receipt ("ADR") facility. It is expected that the facility will terminate with effect from the close of trading on 14 July 2004 (the "Termination Date").

The Depositary will issue termination notices to ADR holders at least one month prior to the Termination Date. Under the termination provisions set out in the Deposit Agreement with the Depositary, holders of the Company's ADRs are entitled to return their ADRs at any time after receipt of the notice of termination from the Depositary and during the one year period following the Termination Date. ADRs submitted during that period will be exchanged for the number of the Company's ordinary shares represented by such ADRs. Each ADR represents two ordinary shares in the Company.

Any ADRs outstanding after the Termination Date may not be transferred nor receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement. The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to ordinary shares. Under the terms of the Deposit Agreement, any ordinary shares held by the Depositary on the date one year after the Termination Date (expected to be 14 July 2005) will be sold and the funds retained by the Depositary for the benefit of the holders of the respective ADRs.

For the avoidance of doubt, the final dividend in respect of 2003, payable to registered shareholders on or about 5 July 2004, will be paid to ADR holders prior to the Termination Date becoming effective.

Holders of ADRs should contact The Bank of New York at (212) 815 4271 for further information.

Jardine Cycle & Carriage has its primary share listing in Singapore.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/04/2004 to the SGX

MASNET No. 13 OF 01.04.2004
Announcement No. 13

Jardine Cycle & Carriage

JARDINE CYCLE & CARRIAGE LIMITED

Jardine Cycle & Carriage increases shareholding in PT Astra International Tbk

Jardine Cycle & Carriage Limited ("JC&C") wishes to announce that it had on 31 March 2004 purchased from the market 2,503,000 shares of Rp500 each in PT Astra International Tbk ("Astra") at IDR5,250 per share for a total consideration of about IDR13 billion (approximately US$1.5 million).

The additional shares increased JC&C's shareholding in Astra from 38.31% to 38.37%.

None of the substantial shareholders or directors of JC&C has any interest, direct or indirect, in the acquisition of the additional shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 01/04/2004 to the SGX